


Tommy Ba



# The Aspirational Lifestyle Company

OXFORD INDUSTRIES, INC. 2007 ANNUAL REPORT

## BUSINESS DESCRIPTION

Oxford Industries, Inc. is an international apparel design, sourcing and marketing company that features a diverse portfolio of owned and licensed lifestyle brands, Company-owned retail operations and a collection of private label apparel businesses. Our primary business strategy is to expand sales of compelling lifestyle brands, such as Tommy Bahama® and Ben Sherman®, in order to generate profitable, long-term growth. The Company is comprised of four operating groups: Tommy Bahama®, island-inspired brands that define a casual, elegant lifestyle; Ben Sherman®, a distinctly British collection of sportswear, accessories and footwear for youthful-thinking men and women; Lanier Clothes, a supplier of branded and private label suits, sportcoats and dress pants; and Oxford Apparel, a supplier of branded and private label dress shirts, sportswear and golf apparel. Founded in 1942, Oxford Industries is based in Atlanta and employs 4,800 associates worldwide. Its shares trade on the New York Stock Exchange under the symbol OXM.

## SELECTED FINANCIAL HIGHLIGHTS*

*Oxford Industries, Inc.*

| | Year Ended | | | 2007–2006 |
|---|---|---|---|---|
| | June 1, 2007 | June 2, 2006 | June 3, 2005 | % Change |
| | *(In thousands, except per share amounts)* | | | |
| Net sales | $1,128,907 | $1,109,116 | $1,056,787 | 1.8% |
| Net earnings from continuing operations | 52,320 | 51,201 | 43,951 | 2.2% |
| Diluted net earnings from continuing operations per common share | 2.93 | 2.88 | 2.53 | 1.7% |
| Dividends declared per common share | 0.66 | 0.57 | 0.51 | 15.8% |
| Shareholders' equity | 450,945 | 398,701 | 303,501 | 13.1% |
| Book value per share at year-end | 25.27 | 22.59 | 17.97 | 11.9% |
| Return (net earnings from continuing operations) on average shareholders' equity | 12.3% | 14.6% | 16.2% | -15.8% |

**Our selected financial data reflects the impact of our fiscal 2004 acquisition of Tommy Bahama and our fiscal 2005 acquisition of Ben Sherman. In addition, the selected financial data reflects the divestiture of our Womenswear Group operations in fiscal 2006, resulting in those operations being classified as discontinued operations for all periods presented.*


COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN
(in dollars)
(Includes reinvestment of dividends)
$400
$300
$200
$100
0
$364.62
$188.55
$170.55
5/31/02
Base period
5/30/03
5/28/04
6/03/05
6/02/06
6/01/07
Oxford Industries, Inc.
S&P Small Cap 600 Index
S&P Apparel, Accessories & Luxury Goods

| Company/Index | Base Period 5/31/02 | Indexed Returns Years Ending 5/30/03 | 5/28/04 | 6/03/05 | 6/02/06 | 6/01/07 |
|---|---|---|---|---|---|---|
| Oxford Industries Inc | 100 | 153.32 | 280.62 | 322.39 | 326.51 | 364.62 |
| S&P Small-Cap 600 Index | 100 | 89.12 | 117.17 | 136.79 | 162.83 | 188.55 |
| S&P 500 Apparel, Accessories & Luxury Goods | 100 | 78.50 | 94.52 | 117.52 | 118.76 | 170.55 |


SEC MAIL PROCESSING
RECEIVED
SEP 0 7 2007
WASH. D.C.
185
SECTION



J. Hicks Lanier
*Chairman and Chief Executive Officer*

*At Oxford, our business is focused on the aspirations of our consumers and our shareholders. This focus is evident in our development and marketing of strong lifestyle brands in the U.S. and, increasingly, around the globe. This strategy has proven successful over the past four years and, as a result, our own aspirations for the future are more clearly defined and ambitious than ever.*

We began focusing on lifestyle brands in 2003, as it was apparent to us that a well-defined lifestyle brand can inspire strong consumer loyalty, command higher price points at retail and generate higher profitability. Lifestyle brands also can provide opportunities for new revenue streams and profit centers through branded retail stores and licensing ventures beyond our core apparel business.

In the four years since we began our focus on lifestyle brands, our belief in the strength of this business strategy has only grown. Tommy Bahama continues to exceed our expectations on all fronts. We are building Ben Sherman into a business with similar attributes by leveraging many of the same brand management strategies that have contributed to Tommy Bahama's success. Most importantly, our experience to date in these businesses has firmly committed us to growing Oxford into one of the leading diversified suppliers of lifestyle-based apparel brands around the globe. *This* is *our* aspiration. As we work toward its fulfillment in the coming years, we are confident that we also will continue to attain our mutual aspiration with shareholders, namely consistent, profitable growth.

Fiscal 2007 consolidated results support our confidence. Net sales increased $19.8 million to $1.1 billion due to a strong performance by Tommy Bahama, which was offset by modest sales declines in our other three operating groups. Operating income rose to $100.8 million in fiscal 2007 from $98.1 million in fiscal 2006, reflecting an increasing contribution from Tommy Bahama, which generates higher operating margins than our other operating groups.



### TOMMY BAHAMA

The timeless appeal of an island lifestyle, combined with strong creative execution, continues to make Tommy Bahama one of the industry's leading success stories. For the fourth consecutive year since its acquisition, Tommy Bahama posted significant growth in revenues and operating income, up 13.7% and 14%, respectively, in fiscal 2007.

Tommy Bahama's growth reflects its ability to gain share of its target consumer's "closet" by broadening its product assortment. The core men's business, for instance, continues to evolve into more classic categories, such as outerwear, sweaters and knits. This evolution and the growth of brand extensions such as Indigo Palms®, Island Soft® and Relax™ re-enforce Tommy Bahama's brand positioning as a leading men's supplier to upper-tier department stores and specialty stores. With a successful women's swimwear line serving as its foundation, Tommy Bahama expects to continue to expand its women's business in swim-related accessories and spa and resort wear during fiscal 2008.

We are very enthusiastic about the launch of Tommy Bahama's newest direct-to-consumer initiative, a fully functional e-commerce site. For its debut in our second quarter, the site will initially offer an abbreviated assortment of men's sportswear. Expectations are to expand to other products as we develop the expertise to deliver the same high-quality experience on our website that consumers have grown to expect in our retail stores. Not only will an online presence provide another distribution outlet for Tommy Bahama, but the site will also provide a valuable market research tool to learn even more about the shopping preferences of our target consumers.

Tommy Bahama's e-commerce initiative will complement the brand's highly successful retail operations, which remain among the strongest-performing specialty retail businesses in the industry. We ended fiscal 2007 with 68 Company-owned retail stores nationwide that include several promising pilot projects – a women's store in Las Vegas, Nevada, a RELAX store in Naples, Florida, and an Indigo Palms store in Newport Beach, California. These projects are truly incubators in which to test new retail concepts and products for their respective lines.

#### BEN SHERMAN

Within Ben Sherman, we are replicating one of the key strategies that has been so successful in Tommy Bahama; namely, carefully controlled distribution to attain higher price points. This strategy is particularly effective in the United Kingdom, where the Ben Sherman brand originated and distribution had gradually broadened over the years. Careful and measured wholesale distribution also is a focus in the U.S., where Ben Sherman is steadily gaining an audience in upper-tier department and specialty stores.



As a result of our strategies to elevate distribution as well as continued weakness in Ben Sherman's home market in the U.K., sales for Ben Sherman in fiscal 2007 decreased 5.9% and operating income decreased 18.9%. Growth in sales and operating income for the fourth quarter of fiscal 2007, however, supports our expectations for improving performance in fiscal 2008.

Ben Sherman's growth strategy is truly global in scope. For spring 2008, Ben Sherman is introducing a single upscale collection for all its markets rather than the market-specific collections of past seasons. This global approach will help to further elevate distribution in the U.K. and provide a more unified brand image around the world. Additionally, a global collection should reduce operational complexities and costs.

As with Tommy Bahama, retail stores are a critical component of Ben Sherman's brand development and management. Currently, we operate four full-price retail stores in the U.K., four full-price retail stores in the U.S. and, through licensee partners, seven retail stores internationally. Plans call for five additional Company-owned store openings in the U.K. and U.S. during fiscal 2008. In addition to its physical storefronts, Ben Sherman also has robust e-commerce sites for consumers in the U.S., U.K. and Germany.

#### LANIER CLOTHES & OXFORD APPAREL

Lanier Clothes, our men's tailored clothing group, has greatly improved its strategic position over the past year by aligning its brands with the "good, better, best" pricing strategy favored by its major department store customers. The Geoffrey Beene label has been retooled as an opening price point line, while our Oscar de la Renta® team is introducing the O Oscar® label at a higher price point in fiscal 2008. Also in fiscal 2008, Kenneth Cole® branded offerings will fill the modern contemporary niche, while Nautica branded products support the traditional ground. We continue to focus on more upscale retail segments with our Arnold Brant® and Ben Sherman® branded tailored clothing.

We began fiscal 2007 with a high degree of optimism for this division. Unfortunately, consolidation among our department store customers and a dismal retail environment for tailored clothing presented an extremely challenging year. Revenues declined 8.5% and operating income declined 75.7%. We view the conditions of the past year as cyclical in nature and believe Lanier is very well positioned to rebound in fiscal 2008, even if conditions in retail remain as challenging as they have been over the past year.

NEW OPERATING GROUPS REFLECT CORPORATE TRANSFORMATION


Tommy Bahama

Ben Sherman


LANIER CLOTHES

OXFORD

**TOMMY BAHAMA**
Consists of a collection of brands, including Tommy Bahama, Indigo Palms, Island Soft, Tommy Bahama Relax and Tommy Bahama Golf 18, that market men's and women's sportswear and related products espousing a casual, elegant lifestyle. Tommy Bahama products are found in 68 of its own retail stores, as well as upscale department and specialty stores.

**BEN SHERMAN**
A London-based lifestyle brand that designs, sources and markets sportswear, footwear and accessories. Ben Sherman products are found in our own stores in the United Kingdom and the United States, licensed stores in the Middle East, Asia and Australia, and in department stores and specialty stores in the U.K. and U.S.

**LANIER CLOTHES**
Branded and private label men's suits, sportcoats, suit separates and dress slacks that are marketed across a wide variety of price points and distribution channels. Branded products are sold under licensed labels that include Nautica, Kenneth Cole, Geoffrey Beene, Dockers and Oscar de la Renta, as well as the Company-owned Arnold Brant and Ben Sherman brands.

**OXFORD APPAREL**
Produces branded and private label dress shirts, suited separates, sports shirts, dress slacks, casual slacks, outerwear, sweaters, jeans, swimwear, westernwear and golf apparel that is marketed through a variety of distribution channels.

Rationalization and refocus have been the operative words in fiscal 2007 for Oxford Apparel, our sportswear, dress shirt and golfwear division. We have evaluated every business in this division in order to rationalize those that underperform and to refocus on those that meet our criteria for return on invested capital. As a result, a smaller but more profitable organization has emerged. Revenues were $339.3 million in fiscal 2007, compared to $352.9 million in fiscal 2006, but operating income surged 56.3% to $22.7 million in fiscal 2007 from $14.6 million in fiscal 2006 and included a $2.0 pretax gain on the sale of a distribution facility in the fourth quarter of fiscal 2007.

Both Lanier Clothes and Oxford Apparel have faced tremendous pressure in recent years due to continued consolidation in the retail industry and the proliferation of direct- or self-sourcing by major domestic retailers. These trends, in part, have driven us toward the strategy of emphasizing branded apparel rather than private label products. Lanier Clothes and Oxford Apparel, however, remain formidable competitors in their respective market categories, provide scale to our operations and generate a considerable amount of free cash flow for the Company. Both enter fiscal 2008 more focused and more streamlined than ever before and we are confident of their potential for improved performance.



**MORE ASPIRATIONS**

Our shareholder letters have used the word "transformation" frequently in recent years as Oxford has evolved its business from a predominantly private label manufacturer into a lifestyle brand marketer. During fiscal 2007, approximately 59% of net sales were from brands owned by us, compared to approximately 2% in fiscal 2002. Such metrics tempt us to claim this transformation as largely complete. Yet, to do so would be to discount the tremendous growth opportunities that are still before us.

Tommy Bahama continues to interpret its brand promise in new manifestations that create new lines for expansion, and we have no doubt that the island lifestyle will have strong consumer appeal outside the U.S. that we will begin to pursue in fiscal 2008. Ben Sherman is rapidly developing into a global brand with a very promising retail and internet business. While both of these lifestyle brands possess ample growth potential in wholesale, retail and licensing endeavors for the foreseeable future, we also are constantly evaluating additional brands to further enhance our portfolio.

Given these opportunities and more, the transformation of this 65-year-old Company will continue. We will constantly aspire to new goals in order to create new value for customers and shareholders alike. Thank you for your continued support as we do so.

Sincerely,

J. Hicks Lanier

J. Hicks Lanier
Chairman and Chief Executive Officer



# Island

## Tommy Bahama

The core product line features island-inspired men's clothing that is fashioned in signature prints and crafted from the finest cotton, linen and washable silks.



## Indigo Palms

Because denim is the original, quintessential hang-out, kickback fabric, denim and denim-related sportswear, infused with an island attitude, is a natural extension of the Tommy Bahama brand.



## Tommy Bahama Golf 18

For golf enthusiasts, paradise lies on a green fairway. Accordingly, this collection of men's and women's golf apparel is targeted to shops in upscale resorts and private clubs.


RELAX
RELAX
RELAX

# Island Getaways

*In over 65 locations throughout the United States, Tommy Bahama creates a tropical paradise where shoppers can view our full range of products in a setting that truly captures the brand's essence. Eight of these locations combine an upscale shopping and dining experience that is an island getaway in itself. Our retail stores are profit centers in their own right – boasting some of the highest revenue per square foot metrics in the industry – as well as critical brand-building tools.*




Inspired By An Island


Tommy Bahama
QUALITY SINCE 1993

*Warm sun. Cool breezes. No worries. Easy living. Relaxed sophistication. These images are the essence of Tommy Bahama. For the past 15 years, millions of consumers have embraced this island lifestyle through purchases of Tommy Bahama apparel and accessories, as well as visits to our stores and restaurant compounds. From our signature silk shirts to finely crafted cane furniture, the goal of Tommy Bahama is to transport our patrons to their own version of paradise – whenever and wherever.*

*The success of Tommy Bahama as a brand and a business is largely tied to a marketing plan that emphasizes highly controlled and selective distribution. For starters, Tommy Bahama targets an affluent consumer with high disposable income and stable fashion preferences. Wholesale distribution is limited to upscale department and specialty stores in the bridge price category, a market position that commands premium pricing and attractive margins, thanks, in part, to a limited universe of competitors. Today, we are one of the largest men's sportswear suppliers to leading chains, such as Nordstrom.*

*Tommy Bahama's growth has been a textbook case study in brand leverage. Through the creation of line extensions into adjacent apparel categories, we have increased and continue to increase our share of the wholesale retail floor. Our collection of brands, combined with Company-owned specialty retail stores and a portfolio of licensed merchandise, positions Tommy Bahama as one of the fashion world's foremost aspirational lifestyle concepts.*


Tommy

# Island Inspirations



*A Curaçao Reef four-poster bed, a Diamond Shores watch, a pair of Gone Coastal boat shoes and a bottle of Golden Sun rum – just a few of the dozens of ways that the Tommy Bahama brand has been interpreted into products beyond apparel. The opportunity to develop a licensing revenue stream is one of the most attractive fundamentals of a lifestyle brand. It requires minimal additional capital investment, while producing a predictable, recurring revenue stream and further enhancing brand awareness.*


Tommy Bahama
Tommy Bahama

# Family



## Tommy Bahama Swim

Formerly marketed under an external license, Tommy Bahama has taken this successful line of women's swimsuits in-house to serve as the foundation of an expanded women's line that will include swim accessories and resort wear.



## Island Soft

This label features a slightly more upscale and fashion-forward interpretation of the Tommy Bahama men's line, with products that include sportswear, jackets and trousers.



## Relax

Introduced in 2006, Relax is Tommy Bahama's most casual collection of sportswear for men – cotton and linen shorts and shirts that put you immediately by the pool or on the beach.

# Our Aspirations In

*The Retail Strategy*

Tommy Bahama operates 68 retail stores in the United States, seven of which are outlets. Several of these stores coexist in shopping malls with our wholesale department store customers, who we believe view our specialty stores as helpful brand-awareness builders. Eight of our locations are shopping and restaurant compounds, which are located primarily in resort areas. We anticipate opening future Tommy Bahama locations at a measured pace in the range of five-to-ten doors annually.

Ben Sherman stores now total eight in the U.S. and U.K., with approximately five slated to open in fiscal 2008. Outside of these markets, we utilize licensed partners for additional stores in the Middle East, Asia and Australia. As the Ben Sherman retail strategy continues to evolve, we are evaluating opportunities for new locations that will build brand awareness and establish a significant source of retail revenue growth for the division.





# The Marketplace

## *The Wholesale Strategy*

Our lifestyle brands have realized growth in wholesale distribution partly through the development of sub-brands that extend to new product categories, as well as licenses that extend the brand into non-apparel merchandise categories. The drawing below is an example of how Oxford can increase market share by extending its brand portfolio throughout different areas of the menswear floor in a typical department store.



FOOTWEAR
Ben Sherman 'Argyle' slip-on loafer in black leather
Tommy Bahama 'Breezin with Dylan' classic boat shoe in nubuck leather
FURNISHINGS
Tommy Bahama 'Set Sail' 3.4 oz cologne
Ben Sherman tailored dress shirt with dobby stripes in textured cotton
Ben Sherman Messenger Bag in navy canvas with grey stripe detail
SPORTSWEAR
TAILORED CLOTHING
Arnold Brant Italian sport coat in a cashmere-silk herringbone
Ben Sherman 2-button blazer in wool with Union Jack lining
Ben Sherman 3-button corduroy blazer in burgundy brushed cotton
Arnold Brant 3-button 'Loro Piana' camelhair sport coat
Arnold Brant windowpane suit in superfine Merino wool
Arnold Brant plaid 3-button sport coat in Italian bamboo fabric
Island Soft 'Lombard' long sleeved V-neck sweater in a silk/wool blend
Indigo Palms 'Classic Seward Park' jeans in 100% cotton indigo Japanese denim with potassium spray finish
Relax 'Maximum Over Chill' nylon boardshort swim trunks in printed acid-washed nylon ripstop fabric
Tommy Bahama 'Batik La Chique' silk shirt in an embroidered printed silk Monaco fabric


- ○ Tommy Bahama/Indigo Palms
- ● Ben Sherman


ods
round

*Ben Sherman always puts a youthful state of mind within reach. The brand is hip, but not necessarily trendy; chic, but never uptight; fun, but with an edge. And, when you wear Ben Sherman, you become an instant cultural icon. It may be the closest you'll ever come to running away to join the band.*



# Mods In The Mansion



*Ben Sherman stores satisfy every true mod's aspiration – to become a rock star, buy a big house, decorate it with priceless antiques and flea market finds – then abuse it to a degree. Today, mods in the U.K. can enjoy this experience in four locations, including the original Carnaby Street store in London. In the United States, the mansions are located in SoHo, Los Angeles, Las Vegas and, most recently, San Francisco. And our licensing partners bring the mod experience to life in Abu Dubai, Singapore and three Australian locations.*




Ma
For Mod

*The year was 1963, and the concept most certainly could never have come from a strategic plan written by an M.B.A. Rather, it was a spontaneous moment when those who defined the cultural zeitgeist instantly embraced a product. The product was a stylish, button-down shirt produced in a Brighton factory by its namesake, Ben Sherman. The cultural trendsetters were the mods, skinheads and rockers who had taken over the British pop culture scene. Ben Sherman shirts became their signature fashion essential, and a lifestyle brand was born.*

*Over the past 40-odd years, Ben Sherman has grown to become synonymous with the mod, youthful, always hip and often irreverent culture of London's Carnaby Street. In the process, the brand has expanded to include full men's, women's and boys' collections, as well as related accessories.*

*A quintessential British label, Ben Sherman's business developed in the United Kingdom and began to expand beyond its home markets in the early 1990s. Today, Ben Sherman's growth trajectory is global with Company-owned distribution in the United States, U.K. and Germany and licensed distribution in more than 35 markets around the world.*

*Fulfilling its potential as an aspirational lifestyle brand, Ben Sherman's original Carnaby Street store has served as the foundation from which to launch a promising specialty retail business. Ben Sherman also is building a successful licensing business with its label found on neckwear, headwear, watches and leather goods.*







# Mods
# In America



*Ben Sherman became a British expat in America in 2001 when wholesale distribution to upscale department and specialty stores began. Leveraging Tommy Bahama's retail relationships and replicating its successful wholesale strategy, Ben Sherman's distribution is highly selective and carefully controlled in order to maintain pricing integrity and to maximize gross margins. Look for Ben Sherman in leading stores, such as Nordstrom, Lord & Taylor and Urban Outfitters.*





# he orld

*During the '70s, '80s and '90s the Ben Sherman button-down checkshirt became the ultimate cultural icon. Ben Sherman has evolved from its '60s shirt focus to become the complete British lifestyle brand and an enduring cultural institution. Today, the brand presents collections that include menswear, womenswear, boyswear, footwear, tailoring and accessories.*

*Ben Sherman's interior identity is a tribute to the country houses of Britain's legendary rock stars. This iconic interior treatment has been reincarnated by Ben Sherman to create a world of Union Jack sofas and chairs, vintage chandeliers, wingback leather armchairs and antique ornaments. All that's missing is the Rolls Royce in the swimming pool.*

*Oxford's financial goals are aligned with those of its shareholders: to realize long-term profitable growth in a rational and prudent manner. To this end, we believe our investment strengths encompass premium lifestyle brands with strong distribution; a diversified business model; multiple growth opportunities, including wholesale, retail and licensing revenue streams; operational expertise by a proven, experienced management team; and a solid capital structure.*

## A DIVERSIFIED BUSINESS MODEL

Revenue by Operating Group

A Tommy Bahama
B Ben Sherman
C Lanier Clothes
D Oxford Apparel


D
30%
A
41%
C
15%
B
14%

Revenue by Channel

A Wholesale
B Retail


B
22%
A
78%

*Revenues are diversified over a wide variety of operating groups, product categories, price points and distribution channels.*

## AN EXPANDING REVENUE BASE

Revenue Growth


$1.13
$1.11
$1.05
$.813
$.455
07
06
05
04
03

## ENHANCED PROFITABILITY

Diluted Earnings Per Common Share


$2.93
$2.88
$2.53
$1.88
$0.55
07
06
05
04
03

*A growing emphasis on lifestyle brands has resulted in compounded annual growth rates of 25% in net sales and 52% in diluted earnings from continuing operations per common share since fiscal 2003.*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 1, 2007

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

**Commission File Number: 1-4365**

# OXFORD INDUSTRIES, INC.

*(Exact name of registrant as specified in its charter)*

| **Georgia** | **58-0831862** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |

**222 Piedmont Avenue, N.E., Atlanta, Georgia 30308**
*(Address of principal executive offices) (Zip Code)*
**Registrant's telephone number, including area code:**
**(404) 659-2424**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $1 par value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of December 1, 2006, the aggregate market value of the voting stock held by non-affiliates of the registrant (based upon the closing price for the common stock on the New York Stock Exchange on that date) was approximately $782,910,464. For purposes of this calculation only, shares of voting stock directly and indirectly attributable to executive officers, directors and holders of 10% or more of the registrant's voting stock (based on Schedule 13G filings made as of or prior to December 1, 2006) are excluded. This determination of affiliate status and the calculation of the shares held by any such person are not necessarily conclusive determinations for other purposes. There are no non-voting shares of the registrant.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

| Title of Each Class | Name of Each Exchange on Which Registered | Number of Shares Outstanding as of July 27, 2007 |
|---|---|---|
| Common Stock, $1 par value | New York Stock Exchange | 17,869,350 |

**Documents Incorporated by Reference**

Portions of our definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the Annual Meeting of Shareholders of Oxford Industries, Inc. to be held on October 9, 2007, are incorporated by reference in Part III of this Form 10-K. We intend to file such proxy statement with the Securities and Exchange Commission not later than 120 days after our fiscal year ended June 1, 2007.

# TABLE OF CONTENTS

## CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Our Securities and Exchange Commission filings and public announcements often include forward-looking statements about future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. We intend for all such forward-looking statements contained herein, the entire contents of our website, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, to be covered by the safe harbor provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933 (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995). Important assumptions relating to these forward-looking statements include, among others, assumptions regarding demand for our products, expected pricing levels, raw material costs, the timing and cost of planned capital expenditures, expected outcomes of pending litigation and regulatory actions, competitive conditions, general economic conditions and expected synergies in connection with acquisitions and joint ventures. Forward-looking statements reflect our current expectations, based on currently available information, and are not guarantees of performance. Although we believe that the expectations reflected in such forward-looking statements are reasonable, these expectations could prove inaccurate as such statements involve risks and uncertainties, many of which are beyond our ability to control or predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors relating to these risks and uncertainties include, but are not limited to, those described in Part I, Item 1A. Risk Factors and elsewhere in this report and those described from time to time in our future reports filed with the Securities and Exchange Commission.

We caution that one should not place undue reliance on forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission. We disclaim any intention, obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

## DEFINITIONS

As used in this report, unless the context requires otherwise, "our," "us" and "we" mean Oxford Industries, Inc. and its consolidated subsidiaries. Also, the terms "FASB," "SFAS" and "SEC" mean the Financial Accounting Standards Board, Statement of Financial Accounting Standards and the U.S. Securities and Exchange Commission, respectively. Additionally, the terms listed below reflect the respective period noted:

| | |
|---|---|
| Fiscal 2008 | 52 weeks ending May 30, 2008 |
| Fiscal 2007 | 52 weeks ended June 1, 2007 |
| Fiscal 2006 | 52 weeks ended June 2, 2006 |
| Fiscal 2005 | 53 weeks ended June 3, 2005 |
| Fiscal 2004 | 52 weeks ended May 28, 2004 |
| Fiscal 2003 | 52 weeks ended May 30, 2003 |
| Fourth quarter fiscal 2007 | 13 weeks ended June 1, 2007 |
| Third quarter fiscal 2007 | 13 weeks ended March 2, 2007 |
| Second quarter fiscal 2007 | 13 weeks ended December 1, 2006 |
| First quarter fiscal 2007 | 13 weeks ended September 1, 2006 |
| Fourth quarter fiscal 2006 | 13 weeks ended June 2, 2006 |
| Third quarter fiscal 2006 | 13 weeks ended March 3, 2006 |
| Second quarter fiscal 2006 | 13 weeks ended December 2, 2005 |
| First quarter ended fiscal 2006 | 13 weeks ended September 2, 2005 |

# PART I

## ITEM 1. BUSINESS

### BUSINESS AND PRODUCTS

#### Overview

We are an international apparel design, sourcing and marketing company that features a diverse portfolio of owned and licensed lifestyle brands, company-owned retail operations, and a collection of private label apparel businesses. Originally founded in 1942 as a Georgia corporation, we have undergone a transformation in recent years as we migrated from our historical domestic manufacturing roots towards a focus on designing, sourcing and marketing apparel products bearing prominent trademarks owned by us. During fiscal 2007, approximately 59% of our net sales were from brands owned by us compared to approximately 2% of our net sales being from owned brands in fiscal 2002.

A key component of our business strategy is to develop and market compelling lifestyle brands and products that are "fashion right" and evoke a strong emotional response from our target consumers. As part of this strategy, we strive to exploit the potential of our existing brands and products domestically and internationally and, as suitable opportunities arise, to acquire additional lifestyle brands that we believe fit within our business model. We consider "lifestyle" brands to be those brands that have a clearly defined and targeted point of view inspired by an appealing lifestyle or attitude, such as the Tommy Bahama® and Ben Sherman® brands. We believe that by generating an emotional connection with our target consumer, lifestyle brands can command higher price points at retail, resulting in higher profits. We also believe a successful lifestyle brand can provide opportunities for branded retail operations as well as licensing ventures in product categories beyond our core apparel business.

Our strategy of emphasizing branded apparel products rather than private label products is driven in part by the continued consolidation in the retail industry and the increasing concentration of apparel manufacturing in a relatively limited number of offshore markets, two trends we believe are making the private label business generally more competitively challenging. As we embarked on our brand-focused business strategy, the first major step was our acquisition of the Tommy Bahama brand and operations in June 2003. Then, in July 2004, we acquired the Ben Sherman brand and operations. In June 2006, another significant step in this transition occurred with the divestiture of our former Womenswear Group operations which produced private label women's sportswear, primarily for mass merchants.

We distribute our products through several wholesale distribution channels including national chains, department stores, mass merchants, specialty stores, specialty catalog retailers and Internet retailers. Other than our Ben Sherman operations in the United Kingdom, substantially all of our net sales are to customers located in the United States. Our largest customer, Macy's Inc. (formerly known Federated Department Stores, Inc.) represented 10% of our consolidated net sales in fiscal 2007. We also operate retail stores, restaurants and Internet websites for some of our brands.

In connection with the close of fiscal 2007, we reassessed and changed our operating groups for reporting purposes. All prior period amounts included in this report have been restated to reflect the revised operating groups. Our four operating groups for reporting purposes consist of:

- Tommy Bahama;
- Ben Sherman;
- Lanier Clothes; and
- Oxford Apparel

Generally, each operating group is differentiated by its own distinctive brands or products, product styling, pricing strategies, distribution channels and target consumers. Each operating group is managed to maximize the return on capital invested and to develop its brands and operations within the operating group in coordination with our overall strategic plans.

We believe maintaining and growing our owned and licensed brands are critical to our success. Our owned brands include the following:

| | | |
|---|---|---|
| Tommy Bahama® | Ben Sherman® | Ely® |
| Indigo Palms® | Nickelson® | Cattleman® |
| Island Soft® | Oxford Golf® | Cumberland Outfitters® |
| Arnold Brant® | Solitude® | Kona Wind™ |
| Billy London® | Wedge® | Tranquility Bay™ |

We hold licenses to produce and sell certain categories of apparel and footwear products under the following brands:

| | | |
|---|---|---|
| Nautica® | Dockers® | Geoffrey Beene® |
| Kenneth Cole® | Oscar de la Renta® | Evisu® |
| Tommy Hilfiger® | O Oscar™ | United States Polo Association® |

Lanier Clothes and Oxford Apparel also sell private label products, which comprised approximately 27% of our consolidated net sales in fiscal 2007. We consider "private label" sales to be sales of products exclusively to one customer under a brand name that is owned or licensed by our retail customer and not owned by us.

We operate in highly competitive domestic and international markets in which numerous U.S-based and foreign apparel firms compete. Our operations are subject to certain risks, many of which are beyond our ability to control or predict. Important factors relating to these risks include, but are not limited to, those described in Part I, Item 1A. Risk Factors.

#### Operating Groups

Our business is operated through four operating groups: Tommy Bahama, Ben Sherman, Lanier Clothes and Oxford Apparel. We identify our operating groups based on the way our management organizes the components of our business for purposes of allocating resources and assessing performance. In connection with the close of fiscal 2007 and due in part to changes in our management reporting structure, we reassessed and changed our operating groups for reporting purposes. Leaders of the operating groups report directly to our Chief Executive Officer. The information below presents certain recent financial information about our operating groups (in thousands). All amounts presented below for previous periods have been restated to reflect the revised operating groups.

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| **Net Sales** | | | |
| Tommy Bahama | $ 465,121 | $ 409,141 | $ 399,658 |
| Ben Sherman | 156,773 | 166,606 | 154,105 |
| Lanier Clothes | 165,159 | 180,411 | 173,168 |
| Oxford Apparel | 339,309 | 352,932 | 329,333 |
| Corporate and Other | 2,545 | 26 | 523 |
| Total | $1,128,907 | $ 1,109,116 | $ 1,056,787 |
| **Operating Income** | | | |
| Tommy Bahama | $ 81,533 | $ 71,522 | $ 54,128 |
| Ben Sherman | 8,372 | 10,329 | 22,305 |
| Lanier Clothes | 4,238 | 17,422 | 21,376 |
| Oxford Apparel | 22,749 | 14,556 | 14,556 |
| Corporate and Other | (16,045) | (15,713) | (20,091) |
| Total | $ 100,847 | $ 98,116 | $ 92,274 |

| | June 1, 2007 | June 2, 2006 |
|---|---|---|
| **Assets** | | |
| Tommy Bahama | $469,414 | $423,376 |
| Ben Sherman | 223,779 | 212,230 |
| Lanier Clothes | 95,184 | 74,375 |
| Oxford Apparel | 96,627 | 112,325 |
| Corporate and Other | 23,734 | 4,074 |
| Womenswear (discontinued) | – | 59,215 |
| Total | $908,738 | $885,595 |

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, LIFO inventory accounting adjustments and other costs that are not allocated to our operating groups.

As discussed in Note 1 of our consolidated financial statements included in this report, we sold the operations of the Womenswear Group in June 2006. The Womenswear Group produced private label women's sportswear separates, coordinated sportswear, outerwear, dresses and swimwear primarily for mass merchants. For more details on each of our operating groups, see Note 10 of our consolidated financial statements and Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, both included in this report. For financial information about geographic areas, see Note 10 of our consolidated financial statements, included in this report.

***Tommy Bahama***

Tommy Bahama designs, sources and markets men's and women's sportswear and related products that are intended to define casually elegant living consistent with Tommy Bahama's aspirational lifestyle brands. Tommy Bahama's products can be found in our own retail stores as well as certain department stores and independent specialty stores throughout the United States. The target consumers of Tommy Bahama are affluent 35 and older men and women who embrace a relaxed and casual approach to daily living. Most of the apparel products offered by Tommy Bahama are intended to be suitable for both casual and professional environments.

*Trademarks*

Tommy Bahama's brands include the following:

- Tommy Bahama, an aspirational lifestyle brand that is intended to define elegant island living with men's and women's sportswear, swimwear and accessories.
- Indigo Palms, which features a collection of denim-related sportswear designed to reflect an island attitude targeted to appeal to a sophisticated, quality conscious consumer. The marketing strategy for Indigo Palms includes offering fine fabrics, treatments and styling in apparel products intended to be luxurious yet casual.
- Island Soft, which takes a sophisticated, fashion-minded approach to sportswear. We believe Island Soft offers a more dressed up alternative to the original Tommy Bahama collection, featuring a group of innovative jacket/blazer hybrids, as well as trousers, shirts, sweaters and outerwear.
- Tommy Bahama Relax™, which was introduced in fiscal 2006 as a more casual complement to the Tommy Bahama brand and features cotton and linen based backyard and poolside attire.
- Tommy Bahama Golf 18™, which was launched in fiscal 2006 and brings a tropical take to men's and women's golfwear featuring high-tech fabrics and performance features.

A key component of our Tommy Bahama marketing strategy is to operate our own retail stores, which we believe permits us to develop and build brand awareness by presenting our products and brands in a setting specifically designed to evoke the lifestyle on which they are based, as further discussed below. The marketing of our Tommy Bahama brands also uses print, moving media, promotional programs, and tradeshow initiatives. We also provide point-of-sale materials and signage to our wholesale customers to enhance the presentation of our Tommy Bahama products at their retail locations. We employ a cooperative advertising program with certain of our Tommy Bahama wholesale customers.



*Design, Sourcing and Distribution*

We believe the quality and design of Tommy Bahama products are critical to the continued success of the Tommy Bahama brands. Tommy Bahama products are designed by brand specific teams who focus on the target consumer. The design process considers feedback from buyers, consumers, and sales agents along with market trend research. Our Tommy Bahama apparel products generally incorporate fine fabrics made of silk, linen, tencel or cotton, or blends including one or more of these fiber types.

We utilize a third party buying agent located in Hong Kong to manage the production and sourcing of the substantial majority of our Tommy Bahama products. Through this buying agent we utilize approximately 60 suppliers, substantially all of which are located in China, to manufacture our Tommy Bahama products on an order-by-order basis. The largest ten suppliers of Tommy Bahama products provided 72% of the products acquired during fiscal 2007. Substantially all Tommy Bahama products purchased by us were "package purchases." Package purchases are purchases of finished products including all raw materials and cut, sew and finish labor. We do not take ownership of package purchases until the goods are shipped. The use of third party producers enables us to reduce working capital related to work-in-process inventories.

We ship Tommy Bahama products to our wholesale customers and our own retail stores from our distribution center located in Auburn, Washington. We seek to maintain sufficient levels of Tommy Bahama inventory at the distribution center to support programs for pre-booked orders and planned sales volume.

*Wholesale Operations*

We believe that the integrity and continued success of the Tommy Bahama brands are dependent in part upon careful selection of the retailers through whom Tommy Bahama products are sold. Part of our strategy is to control the distribution of our Tommy Bahama products in a manner intended to protect and grow the value of the brands. During fiscal 2007, approximately 50% of Tommy Bahama's sales were to wholesale customers. Approximately 15% of Tommy Bahama's net sales were to Tommy Bahama's largest customer, Nordstrom, Inc.

We maintain Tommy Bahama apparel sales offices and showrooms in several locations, including New York and Seattle. Our Tommy Bahama wholesale operations employ a sales force consisting of independent commissioned sales representatives.

*Licensing Operations*

We believe licensing is an attractive business opportunity for the Tommy Bahama brands. Once a brand is established, licensing requires modest additional capital investment but can yield high margin income. It also affords the opportunity to enhance overall brand awareness and exposure. In evaluating a licensee for Tommy Bahama, we typically consider the candidate's experience, financial stability, sourcing expertise and marketing ability. We also evaluate the marketability and compatibility of the proposed licensed products with other Tommy Bahama products.

Our agreements with Tommy Bahama licensees are for specific geographic areas and expire at various dates in the future, with certain renewal options in many cases. Generally, the agreements require minimum royalty payments as well as royalty and advertising payments based on specified percentages of the licensee's net sales of the licensed products. Our license agreements generally provide us the right to approve all products, advertising and proposed channels of distribution.

Third party license arrangements for our Tommy Bahama products include the following product categories:

| | |
|---|---|
| Bedding and bath accessories | Wallcoverings |
| Men's and women's watches | Rugs |
| Men's and women's eyewear | Ceiling fans |
| Men's and women's fragrance | Indoor furniture |
| Men's and women's neckwear | Outdoor furniture |
| Men's and women's shoes, belts and socks | Umbrellas |
| | Luggage |
| Table top accessories | Rum |

*Retail Operations*

Our retail strategy for Tommy Bahama involves locating stores in upscale malls, lifestyle centers and resort destinations. Generally, we seek malls and shopping areas with high profile or luxury consumer brands. Our retail stores carry a wide range of merchandise, including apparel, footwear, home products and accessories, all presented in an island inspired atmosphere designed to be comfortable, yet distinct from the typical retail layout.

Our Tommy Bahama full price retail stores allow us the opportunity to present the brands' full line of current season products, including licensed products. We believe these retail stores provide high visibility of the Tommy Bahama brands and products and also enable us to stay close to the needs and preferences of our consumers. We believe our presentation of products and our strategy to limit promotional sales in our Tommy Bahama retail stores are good for our brand and, in turn, enhance business with our wholesale customers. Our Tommy Bahama outlet stores serve an important role in overall inventory management by allowing us to sell discontinued and out-of-season products at better prices than are otherwise available from outside parties, while helping us to protect the integrity of the Tommy Bahama brands through controlled distribution.

Certain of our retail stores are integrated with a Tommy Bahama restaurant, a configuration we refer to as a "compound."

The table below provides additional information regarding Tommy Bahama retail stores as of June 1, 2007.

| | Number of Stores | Average Square Feet |
|---|---|---|
| Compounds | 9 | 10,200(1) |
| Full Price Stores | 52 | 3,600 |
| Outlet Stores | 7 | 6,400 |
| Licensed Stores(2) | 6 | 2,800 |
| Total | 74 | |

*(1) Includes average retail space and restaurant space of 3,900 and 6,300 square feet, respectively.*

*(2) Includes stores operated outside the United States under the name Tommy Bahama by third parties pursuant to license agreements with us.*

During fiscal 2007, approximately 50% of Tommy Bahama's net sales were from our retail store operations, which includes retail store and restaurant sales. For our Tommy Bahama stores open during the entire year of fiscal 2007, excluding outlet stores, restaurant sales and licensed stores, sales per square foot were approximately $770.

During fiscal 2008, we anticipate opening an additional five to ten Tommy Bahama retail stores, after opening nine stores in fiscal 2007. The operation of retail stores and compounds requires a greater amount of capital investment than wholesale operations. Based on our build-out costs for Tommy Bahama retail stores and compounds recently completed, we estimate we spend approximately $1.1 million and $5.9 million in connection with the build-out of each retail store and compound, respectively. Often, the landlord provides certain incentives to fund a portion of these capital expenditures.

To further expand the direct-to-consumer approach of our Tommy Bahama retail stores, we plan to launch ecommerce functionality on the tommybahama.com website during the second quarter of fiscal 2008 to allow consumers the ability to buy Tommy Bahama products directly from us via the Internet.

***Ben Sherman***

Ben Sherman is a London-based designer, marketer and distributor of branded sportswear and footwear. Ben Sherman was established in 1963 as an edgy, young men's, "Mod"-inspired shirt brand and has evolved into a global lifestyle brand of apparel and footwear targeted at youthful-thinking men and women ages 19 to 35. Today, we offer a full Ben Sherman sportswear collection as well as tailored clothing, footwear and accessories. During fiscal 2007, approximately 78% of Ben Sherman's net sales were in the United Kingdom and Europe. We also license the Ben Sherman name to third parties for various product categories. Our Ben Sherman products can be found in certain department stores and a variety of independent specialty stores, as well as in our own Ben Sherman retail stores.

We believe that the integrity and success of the Ben Sherman brand is dependent in part upon careful selection of the retailers through whom our Ben Sherman products are sold. We are engaged in an ongoing effort to refocus the brand and restrict distribution to attain higher price points for our Ben Sherman products. In conjunction with this repositioning, we are combining our Ben Sherman lines into one global collection under our Ben Sherman "black and orange" label in order to present a more unified brand image throughout the world. Our black and orange label apparel products are generally characterized as having better fabrics and being less conservative and more fashion forward than our other Ben Sherman labels. We believe that our emphasis on a more controlled distribution at higher price points will enhance future opportunities for the Ben Sherman brand.

We market the Ben Sherman brand through print, moving media, promotional programs and tradeshow initiatives. We also provide point-of-sale materials and signage to wholesale customers to enhance the presentation of our Ben Sherman products at third party retail locations. We also employ a cooperative advertising program with certain Ben Sherman wholesale customers.

*Design, Sourcing and Distribution*

We believe product quality and design are critical to the continued success of the Ben Sherman brand. Ben Sherman apparel and footwear are developed by our dedicated design team located at the Ben Sherman headquarters in London, England. Our Ben Sherman design team focuses on the target consumer and the design process combines feedback from buyers, consumers, and our sales force along with market trend research. We design our Ben Sherman apparel products to incorporate one or more of several fiber types, including cotton, wool or other natural fibers, synthetics or blends of two or more of these materials.

We primarily utilize a large third party buying agent located in Hong Kong to manage the production and sourcing of Ben Sherman apparel products primarily in Asia and use another third party buying agent for our production in Europe and other locations. Through these two buying agents, we utilized approximately 90 suppliers located throughout the world, but with a concentration in Asia, to manufacture our Ben Sherman products on an order-by-order basis. The largest ten suppliers provided approximately 60% of the Ben Sherman products acquired during fiscal 2007. Substantially all our Ben Sherman products were package purchases, which include both raw materials and cut, sew and finish labor. We do not take ownership of package purchases until the goods are shipped. The use of third party producers enables us to reduce working capital related to work-in-process inventories.

We use a third party distribution center in the United Kingdom for our Ben Sherman products. In the United States, distribution services are performed by Oxford Apparel at our distribution center in Lyons, Georgia. Distribution center activities include receiving finished goods from suppliers, inspecting the products and shipping the products to wholesale customers and our Ben Sherman retail stores. We seek to maintain sufficient levels of inventory to support our programs for pre-booked orders and anticipated sales volume and to meet increased customer demand for at-once ordering.

*Wholesale Operations*

Part of our strategy is to maintain controlled distribution to protect and grow the value of the Ben Sherman brand. During fiscal 2007, approximately 89% of Ben Sherman's net sales were to wholesale customers. During fiscal 2007 approximately 11% of the net sales of Ben Sherman were to Ben Sherman's largest customer, Debenhams.

We maintain Ben Sherman apparel sales offices and showrooms in several locations, including London, New York and Dusseldorf. Our wholesale operations for Ben Sherman employ a sales force consisting of salaried sales employees and independent commissioned sales representatives.

We also have a license agreement which allows us to manufacture, source and distribute Evisu-brand footwear, which operations supplement our Ben Sherman brand footwear operations. During fiscal 2007, we acquired the company that owns the Nickelson trademark in the United Kingdom. The Nickelson brand gives us a lower priced alternative to our Ben Sherman brand in the United Kingdom. Approximately 9% of the net sales of Ben Sherman were sales of Evisu and Nickelson products during fiscal 2007.

*Licensing Operations*

We license the Ben Sherman trademark to a variety of licensees in product categories beyond Ben Sherman's core product categories. We believe licensing is an attractive business opportunity for the Ben Sherman brand. Once a brand is established, licensing requires modest additional capital investment but can yield high margin income. It also affords the opportunity to enhance overall brand awareness and exposure. In evaluating a potential Ben Sherman licensee, we typically consider the candidate's experience, financial stability, manufacturing performance and marketing ability. We also evaluate the marketability and compatibility of the proposed products with other Ben Sherman-brand products.

Our agreements with Ben Sherman licensees are for specific geographic areas and expire at various dates in the future. Generally, the agreements require minimum royalty payments as well as royalty and advertising payments based on specified percentages of the licensee's net sales of the licensed products. Our license agreements generally provide us the right to approve all products, advertising and proposed channels of distribution.

Third party license arrangements for Ben Sherman products include the following product categories:

Men's backpacks, travel bags and wallets
Men's and boys' watches and jewelry
Men's and women's eyewear
Men's fragrances and toiletries
Men's neckwear and pocket squares
Men's and boys belts
Men's suits and dress shirts
Men's, women's and boys' leather outerwear
Men's and boys' underwear, socks and sleepwear
Men's gift products
Men's and women's accessories and small leather goods
Men's hats, caps, scarves and gloves

In addition to the license agreements for the specific product categories listed above, we have also entered into certain international license/distribution agreements which allow our partners the opportunity to distribute Ben Sherman products in certain geographic areas around the world, including Europe, Asia and the Middle East. The majority of the products distributed by these partners is acquired from us or other product licensees and are typically identical to the products sold in the United Kingdom and United States. We are in the early stages of these arrangements for most geographic locations, but we believe there is potential for further penetration into these markets for the Ben Sherman brand. In most markets our license/distribution partners are required to open retail stores in their respective geographic regions. As of June 1, 2007, our license/distribution partners operated seven retail stores located in Australia, Asia, Europe and the Middle East, identified as licensed stores in the table below.

*Retail Operations*
Our retail strategy for the Ben Sherman brand is to locate stores in higher-end malls and brand-appropriate street locations. Each retail store carries a wide range of merchandise, including apparel, footwear and accessories, all presented in a manner intended to enhance the Ben Sherman image. Our full price Ben Sherman retail stores allow the opportunity to present Ben Sherman's full line of current season products, including licensees' products. We believe our Ben Sherman retail stores provide high visibility of the brand and products and also enable us to stay close to the needs and preferences of consumers. We believe the presentation of these products in our Ben Sherman retail stores helps build brand awareness and acceptance and thus enhances business with our wholesale customers. Our outlet stores in the United Kingdom serve an important role in the overall inventory management by allowing us to sell discontinued and out-of-season products at better prices than are generally otherwise available from outside parties, while helping us protect the Ben Sherman brand by controlling the distribution of such products.



The table below provides additional information regarding Ben Sherman retail stores as of June 1, 2007.

| | Number of Stores | Average Square Feet |
|---|---|---|
| United States Full Price Stores | 3 | 4,400 |
| United Kingdom Full Price Stores | 4 | 2,600 |
| United Kingdom Outlet Stores | 6 | 1,600 |
| Licensed Stores | 7 | 2,300 |
| Total | 20 | |

During fiscal 2007, approximately 11% of Ben Sherman's net sales were from retail store operations. Retail sales per square foot were approximately $650 for our full price Ben Sherman stores open during the entire year of fiscal 2007.

During fiscal 2008, we anticipate opening an additional five full price stores, after opening three full price stores in fiscal 2007. The operation of our retail stores requires a relatively greater amount of capital investment than wholesale operations. Generally we anticipate spending approximately $0.7 million of capital expenditures to build-out each Ben Sherman retail store. Often, the landlord provides certain incentives to fund a portion of these capital expenditures. We expect our licensing/distribution partners to open approximately ten retail stores, which we do not fund, in fiscal 2008.

Our Ben Sherman products are also sold via the Internet in the United Kingdom at bensherman.co.uk, in the United States at benshermanusa.com and in Germany at bensherman-shop.de.

***Lanier Clothes***
Lanier Clothes designs and markets branded and private label men's suits, sportcoats, suit separates and dress slacks across a wide range of price points. Our Lanier Clothes branded products are sold under trademarks including Nautica, Kenneth Cole (beginning in fiscal 2008), Dockers, Oscar de la Renta, O Oscar (beginning in fiscal 2008) and Geoffrey Beene, all of which are licensed to us by third parties. In fiscal 2006, we acquired the Arnold Brant brand, which is an upscale tailored brand that is intended to blend modern elements of style with affordable luxury. In addition to the branded businesses, we design and source certain private label tailored clothing products. We believe that this private label business complements our branded tailored clothing businesses. Significant private label brands for which we produce tailored clothing include Stafford, Alfani, Tasso Elba and Lands' End. Sales of private label products represented approximately 55% of Lanier Clothes' net sales during fiscal 2007.

Our Lanier Clothes products are sold to national chains, department stores, mass merchants, specialty stores, specialty catalog retailers and discount retailers throughout the United States. We believe that superior customer service and supply chain management as well as the design of quality products are all integral components of our strategy in the branded and private label tailored clothing market.

In Lanier Clothes, we have long-standing relationships with some of the United States' largest retailers including Macy's, JCPenney, Sears, Men's Wearhouse and Nordstrom. These five customers represented approximately 70% of Lanier Clothes' net sales in fiscal 2007. Macy's and JCPenney represented approximately 27% and 25% of Lanier Clothes' net sales, respectively, during fiscal 2007.

We market our branded tailored clothing products on a brand-by-brand basis targeting distinct consumer demographics and lifestyles. Our marketing programs are an integral part of the branded product offerings. For certain tailored clothing products, we employ a cooperative advertising program.

During fiscal 2007, Lanier Clothes' results were impacted by sluggish demand in the tailored clothing market at retail, difficulty in accurately forecasting demand for the combined operations of Macy's following its merger with May Department Stores Company and internal operational issues associated with shifts in sourcing to new locations and repositioning certain of our Lanier Clothes product lines. Additionally, during fiscal 2006, a manufacturing facility operated by us in Honduras was closed as we continued to move away from manufacturing our own tailored clothing products, resulting in charges of approximately $1.2 million in that fiscal year.

*Design, Manufacturing, Sourcing and Distribution*

Our Lanier Clothes' design team members are located in New York. Our design teams focus on the target consumer of the brand and the design process combines feedback from buyers and sales agents with market trend research.

In fiscal 2007, the substantial majority of all product purchases of Lanier Clothes were "cut-make-trim" (CMT) purchases from third party producers, on an order-by-order basis. CMT contract purchases are purchases in which we supply the raw materials and purchase cut, sew and finish labor from our third party producers. In CMT purchases, we procure and retain ownership of the raw materials throughout the manufacturing and finishing process. We have traditionally used this method in Lanier Clothes to maintain a greater level of involvement in the manufacturing process given the complexities of manufacturing tailored clothing. We also operate a manufacturing facility, located in Merida, Mexico, which produced approximately 14% of our Lanier Clothes products during fiscal 2007.

Substantially all of our CMT purchases and our related raw materials purchases were sourced from countries outside of the United States. We manage production in Latin America and Asia through a combination of efforts from our Lanier Clothes offices in Atlanta, Georgia and third party buying agents. The ten largest suppliers of Lanier Clothes provided 79% of its products during fiscal 2007.

Our various Lanier Clothes products are manufactured from a variety of fibers including wool, silk, bamboo, linen, cotton and other natural fibers as well as synthetics and blends of these materials. The majority of the materials used in the manufacturing operations are purchased in the form of woven finished fabrics directly from numerous offshore fabric mills.

For Lanier Clothes we utilize distribution centers located in Toccoa, Georgia and Greenville, Georgia. These distribution centers receive substantially all of our Lanier Clothes' finished goods from suppliers, inspect those products and ship the products to our customers. We seek to maintain sufficient levels of inventory to support programs for pre-booked orders and to meet increased customer demand for at-once ordering. For selected standard tailored clothing product styles, we maintain in-stock replenishment programs providing shipment to customers within just a few days of receiving the order. These types of programs generally require higher inventory levels. Disposal of excess prior season inventory is an ongoing part of our business.

We maintain apparel sales offices and showrooms for our Lanier Clothes products in several locations, including Atlanta and New York. We employ a sales force for Lanier Clothes consisting of salaried and commissioned sales employees and independent commissioned sales representatives.

*Oxford Apparel*

Oxford Apparel produces branded and private label dress shirts, suited separates, sport shirts, dress slacks, casual slacks, outerwear, sweaters, jeans, swimwear, westernwear and golf apparel. Our Oxford Apparel products are sold to a variety of department stores, mass merchants, specialty catalog retailers, discount retailers, specialty retailers, "green grass" golf merchants and Internet retailers throughout the United States.

We design and source certain private label programs for several customers including programs under the Land's End, L.L.Bean and Eddie Bauer labels. Private label products represented approximately 63% of Oxford Apparel's sales during fiscal 2007.

In Oxford Apparel, we have relationships with some of the largest retailers in the United States including Sears, Men's Warehouse, Costco, Walmart and Macy's. These five customers represented approximately 50% of the net sales of Oxford Apparel in fiscal 2007, with Sears and Men's Wearhouse representing approximately 18% and 11%, respectively, of Oxford Apparel's net sales.

The following are the more significant Oxford Apparel brands that are owned by us.

- Oxford Golf which was launched in the Fall of 2003 by Oxford Apparel. The Oxford Golf brand is targeted to appeal to a sophisticated golf apparel consumer with a preference for high quality and classic styling.
- The Ely & Walker brands, which include Ely, Cattleman, Ely Casuals®, and Cumberland Outfitters. These brands are targeted toward a western-style shirt and sportswear consumer.
- Solitude, which is a California lifestyle brand created by world champion surfer Shaun Tomson and his wife Carla. Solitude is intended to reflect the casual, beach lifestyle of Santa Barbara and to blend the elements of surf, sand and sun into a full collection of casual and dress sportswear. We also have other complementary brands of casual attire, including Kona Wind and Tranquility Bay.

- Hathaway, which is a brand that traces its roots back to the 1800's and enjoyed substantial brand awareness during the 1900's. We own a two-thirds interest in an unconsolidated entity that owns the Hathaway trademark in the United States and several other countries, and we sell dress shirts and sportswear under the Hathaway brand.

In addition to our owned brands, Oxford Apparel is licensed to use the Tommy Hilfiger, Dockers and United States Polo Association trademarks for certain product categories.

During fiscal 2006 and fiscal 2007, we took steps to streamline the operations of Oxford Apparel. Significant steps during fiscal 2006 included the closure of three manufacturing facilities in the Dominican Republic and consolidation of certain of the Oxford Apparel support functions which resulted in charges totaling approximately $2.2 million during fiscal 2006. In connection with these actions, we sold our Monroe, Georgia facility during fiscal 2007. During fiscal 2007, we exited certain product lines which did not provide the returns desired by us and required relatively high levels of infrastructure.

*Design, Sourcing and Distribution*

Our Oxford Apparel products are designed by a design team located at the Oxford Apparel offices in New York. The design team focuses on the target consumer and the process combines feedback from buyers and sales agents along with market trend research. Our Oxford Apparel products are manufactured from several types of fibers including cotton, linen, wool, silk and other natural fibers, synthetics and blends of these materials.

During fiscal 2007, Oxford Apparel acquired the substantial majority of its products on an order-by-order basis from third party producers outside of the United States. We operate buying offices in Hong Kong and Singapore that manage the production and sourcing for Oxford Apparel in Asia. During fiscal 2007, we used approximately 125 suppliers in 27 countries for our Oxford Apparel products. Suppliers in China and Indonesia accounted for approximately 25% and 22%, respectively, of the total Oxford Apparel production in fiscal 2007. Approximately 3% of Oxford Apparel's products were manufactured in a manufacturing plant owned by us in Tegucigalpa, Honduras and another 8% was purchased from a Chinese joint venture factory in which we have a 49% ownership interest.

During fiscal 2007, package purchases represented approximately 96% and CMT purchases represented approximately 4% of the third party units sourced by Oxford Apparel. As discussed above, package purchases are purchases which include both raw materials and cut, sew and finish labor. We do not take ownership of package purchases until the goods are shipped. In CMT purchases, we procure and retain ownership of the raw materials throughout the manufacturing and finishing process.

We utilize a distribution center owned by us in Lyons, Georgia, which receives the majority of our Oxford Apparel finished goods from suppliers, inspects those products and ships the products to our customers. We also use third party distribution centers for certain of our Oxford Apparel products.

Some products of Oxford Apparel are shipped to our customer directly on an FOB Foreign Port basis without passing through our distribution center. In FOB Foreign Port shipments, the customer or the customer's freight forwarder handles the in-bound logistics and customs clearance. FOB Foreign Port transactions represented approximately 23% of the net sales of Oxford Apparel in fiscal 2007.

We seek to maintain sufficient levels of inventory to support programs for pre-booked orders and to meet increased customer demand for at-once ordering. For selected standard product styles, we maintain in-stock replenishment programs providing shipment to customers typically within a few days. These types of programs generally require relatively high inventory levels in order to meet customer requests in a timely manner. Disposal of excess prior season inventory is an ongoing part of business.

We maintain apparel sales offices and showrooms for Oxford Apparel products in several locations, including New York. We employ a sales force consisting of salaried and commissioned sales employees and independent commissioned sales representatives for our Oxford Apparel operations.

## TRADEMARKS

As discussed above, we own trademarks, several of which are very important to our business. Generally, our significant trademarks are subject to registrations and pending applications throughout the world for use on a variety of items of apparel, and in some cases, apparel-related products, accessories, home furnishings and beauty products, as well as in connection with retail services. We continue to expand our worldwide usage and registration of trademarks. In general, trademarks remain valid and enforceable as long as the trademarks are used in connection with our products and services and the required registration renewals are filed. Our significant trademarks are discussed within each operating group discussion above. Important factors relating to risks associated with our trademarks include, but are not limited to, those described in Part I, Item 1A. Risk Factors.

## COMPETITION

We sell our products in highly competitive domestic and international markets in which numerous United States-based and foreign apparel firms compete. No single apparel firm or small group of apparel firms dominates the apparel industry. We believe that competition within the branded apparel industry is based primarily upon design, brand image, consumer preference, price, quality, marketing and customer service. We believe our ability to compete successfully in styling and marketing is related to our ability to foresee changes and trends in fashion and consumer preference, and to present appealing branded and private label products for consumers. Particularly with respect to our private label businesses, in some instances a retailer that is our customer may compete directly with us by sourcing its products directly or by marketing its own private label brands. Important factors relating to risks associated with competition include, but are not limited to, those described in Part I, Item 1A. Risk Factors.

## SEASONAL ASPECTS OF BUSINESS AND ORDER BACKLOG

### Seasonal Aspects of Business

Although our various product lines are sold on a year-round basis, the demand for specific products or styles may be seasonal. For example, the demand for golf and Tommy Bahama products is higher in the spring and summer seasons. Generally our products are sold prior to each of the retail selling seasons, including spring, summer, fall and holiday. As the timing of product shipments and other events affecting the retail business may vary, results for any particular quarter may not be indicative of results for the full year. The percentage of net sales by quarter for fiscal 2007 was 25%, 26%, 24% and 25%, respectively, and the percentage of operating income by quarter for fiscal 2007 was 23%, 25%, 19% and 33%, respectively, which may not be indicative of the distribution in future years.

### Order Backlog

As of June 1, 2007 and June 2, 2006, we had booked orders totaling $270.9 million and $272.5 million, respectively, substantially all of which we expect will be or were shipped within six months after each such date. Once we receive a specific purchase order, the dollar value of such order is included in our booked orders. A portion of our business consists of at-once EDI "Quick Response" programs with large retailers. Replenishment shipments under these programs generally have such an abbreviated order life as to exclude them from the order backlog completely. We do not believe that this backlog information is necessarily indicative of sales to be expected for future periods.

## TRADE REGULATION

International trade agreements, trade preference arrangements and trade legislation are important to our business because most apparel imports into the United States are highly restricted. There are two key types of restrictions. First, there are duties levied on the value of imported apparel. The duty rates on the cotton and wool product categories that cover the majority of our products range from 15 to 20%. Silk products represent a major portion of our Tommy Bahama products and are generally subject to duty rates of less than 5%. Second, until January 1, 2005, the United States had implemented restrictive quotas on the importation of many classifications of textiles and apparel products from most of the major apparel-producing countries, including most of the countries where we produce apparel and including the cotton and wool product categories that cover the majority of our products. These quota restraints placed numerical limits on the quantity of garments permitted to be imported into the United States in a given year on a by country and by product category basis. The effect of these quotas was to limit the amount of apparel that could be sourced in the countries that offered the most competitive fabrics and most competitive apparel manufacturing. As a result, a substantial portion of cotton and wool apparel imported into the United States was sourced, prior to January 1, 2005, from countries that would not be the most competitive producers in the absence of quotas. Silk products were not subject to quota restraints. Pursuant to authority granted by China's World Trade Organization (WTO) accession agreement, both the United States and the European Union have re-imposed quotas on a number of key product categories from China.

Absent the non-market restrictions created by quotas and absent duty saving advantages available with respect to the products of certain countries under the terms of various free trade agreements and trade preference arrangements, we generally believe that the most competitive fabrics and apparel manufacturing are in Asia and the Indian sub-continent. Consequently, the elimination of quotas has resulted in a reduction in our western hemisphere sourcing and manufacturing activities and an increase in our sourcing and manufacturing activities in Asia and the Indian sub-continent. The trend away from western hemisphere sourcing and manufacturing may be slowed to some extent by various current and proposed free trade agreements and trade preference programs. We believe that by selecting the locations where we produce or source our products based in part on trade regulations, we are effective and will continue to be effective in using various trade preference agreements and legislation to our competitive advantage.

We believe that with respect to most of our production, we will continue to be able to source from the most competitive countries because of the flexibility of our manufacturing and sourcing base. This flexibility primarily arises because while we have long-term relationships with many of our contract manufacturers, we do not have long-term contractual commitments to them and are able to move our production to alternative locations if competitive market forces so dictate. The relative ease with which we can exit our currently owned and contract manufacturing facilities, if necessary, provides us with the ability to shift our production relatively quickly as different countries become more competitive as a source for manufacturing.

Important factors relating to risks associated with trade regulation include, but are not limited to, those described in Part I, Item 1A. Risk Factors.

## EMPLOYEES

As of June 1, 2007, we employed approximately 4,800 persons, of whom approximately 63% were employed in the United States. Approximately 39% of our employees were retail store and restaurant employees. We believe our employee relations are good.

## AVAILABLE INFORMATION

Our Internet address is www.oxfordinc.com. Under "Investor Info" on the home page of our website, we have provided a link to the SEC's website where, among other things, our annual report on Form 10-K, proxy statement, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available once we electronically file such material with, or furnish it to, the SEC. Additionally, our Corporate Governance Guidelines, as well as the charters of our Audit Committee and the Nominating, Compensation and Governance Committee of our board of directors, are available under "Corporate Governance" on the home page of our website. Copies of these documents will be provided to any shareholder who requests a copy in writing.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to our principal executive offices at:

Investor Relations Department
Oxford Industries, Inc.
222 Piedmont Avenue, N.E.
Atlanta, GA 30308
info@oxfordinc.com
(404) 659-2424

The information on the website listed above is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document.

## ITEM 1A. RISK FACTORS

Our business faces certain risks, many of which are outside our control. The following factors, as well as factors described elsewhere in this report or in our other filings with the SEC, which could materially affect our business, financial condition or operating results, should be carefully considered in evaluating our company and the forward-looking statements contained in this report. The risks described below are not the only risks facing our company. If any of the following risks, or other risks or uncertainties not currently known to us or that we currently deem to be immaterial, actually occur, our business, financial condition or operating results could suffer.

*The apparel industry is heavily influenced by general economic cycles, which could adversely affect our sales or require us to significantly modify our current business practices.*

The apparel industry is cyclical and dependent upon the overall level of discretionary consumer spending, which changes as regional, domestic and international economic conditions change. Overall economic conditions that affect discretionary consumer spending include, but are not limited to, employment levels, energy costs, interest rates, tax rates, personal debt levels and stock market volatility. Uncertainty about the future may also impact the level of discretionary consumer spending or result in shifts in consumer spending to products other than apparel. Any deterioration in general economic or political conditions, acts of war or terrorism or other factors that create uncertainty or alter the discretionary consumer habits in our key markets, particularly the United States and the United Kingdom, could reduce our sales or require us to significantly modify our current business practices, and consequently harm our results of operations.

*The apparel industry is highly competitive and we face significant competitive threats to our business from various third parties that could reduce our sales, increase our costs, result in reduced price points for our products and/or result in decreased margins.*

The apparel industry is highly competitive and fragmented. Our competitors include numerous apparel designers, manufacturers, distributors, importers, licensors, and retailers, some of which may also be our customers. The level and nature of our competition varies and the number of our direct competitors and the intensity of competition may increase as we expand into other markets or as other companies expand into our markets. Some of our competitors may be able to adapt to changes in consumer demand more quickly, devote greater resources to establishing brand recognition or adopt more aggressive pricing policies than we can. In addition, with respect to certain of our businesses, retailers that are our customers may pose a significant competitive threat by sourcing their products directly or marketing their own private label brands. These competitive factors within the apparel industry may result in reduced sales, increased costs, lower prices for our products and/or decreased margins.

*The apparel industry is subject to rapidly evolving fashion trends, and we must continuously offer innovative and upgraded products to maintain and grow our existing businesses. Failure to offer innovative and upgraded products may adversely affect our sales and lead to excess inventory, markdowns and/or dilution of our brands.*

We believe that the principal competitive factors in the apparel industry are design, brand image, consumer preference, price, quality, marketing and customer service. Although certain of our products carry over from season to season, the apparel industry in general is subject to rapidly changing fashion trends and shifting consumer demands. Accordingly, we must anticipate, identify and capitalize upon emerging as well as proven fashion trends. We believe that our success depends on our ability to continuously develop, source, market and deliver a wide variety of innovative, fashionable and saleable brands and products. These products must be offered at competitive prices in the respective distribution channels. Sales growth from our brands will depend largely upon our ability to continue to maintain and enhance the distinctive brand identities.

Due to the competitive nature of the apparel industry, there can be no assurance that the demand for our products will not decline or that we will be able to successfully evaluate and adapt our products to align with consumers' preferences, fashion trends and changes in consumer demographics. As is typical with new products, market acceptance of new designs and products is subject to uncertainty. In addition, the introduction of new lines and products often requires substantial costs in design, marketing and advertising, which may not be recovered if the products are not successful. Any failure on our part to develop appealing products and update core products could limit our ability to differentiate our products. Additionally, such a failure could leave us with a substantial amount of unsold excess inventory, which we may be forced to sell at lower price points. Any of these factors could result in the deterioration in the appeal of our brands and products, adversely affecting our business, financial condition and operating results.

*The acquisition of new businesses has certain inherent risks, including, for example, strains on our management team, unexpected acquisition costs, and, in some instances, contingent payments.*

We face many challenges in our strategy to focus more of our resources on branded products rather than private label products. An important aspect of this strategy is our ability to acquire new businesses in the future if appropriate investment opportunities are available. Our sales growth may be limited if we are unable to find suitable acquisition candidates at reasonable prices in the future, if we are unsuccessful in integrating any acquired businesses in a timely manner or if the acquisitions do not achieve the anticipated results. Evaluating and completing acquisitions in the future may strain our administrative, operational and financial resources and distract our management from our other businesses.

In addition, integrating acquired businesses is a complex, time-consuming, and expensive process. The integration process for newly acquired businesses could create a number of challenges and adverse consequences for us associated with the integration of product lines, employees, sales teams and outsourced manufacturers; employee turnover, including key management and creative personnel of the acquired and existing businesses; disruption in product cycles for newly acquired product lines; maintenance of acceptable standards, controls, procedures and policies; and the impairment of relationships with customers of the acquired and existing businesses. Further, we may not be able to manage the combined operations and assets effectively or realize the anticipated benefits of the acquisition.

As a result of acquisitions that have occurred or may occur in the future, we may become responsible for unexpected liabilities that we failed to discover in the course of performing due diligence in connection with the acquired businesses. We cannot be assured that any indemnification to which we may be entitled from the sellers will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business acquired.

Similar to the terms of our acquisition of Tommy Bahama, the terms of any future acquisitions may require us to make substantial payments to the sellers, who may be key members of our management, in performance-based contingent payments for a number of years after the acquisition. It is possible that their interests, with respect to the contingent payments, will differ from the interests of our company as a whole. Such differences may occur if the agreements have incentives to maximize the profitability of the acquired business during the contingent payment term, which may be to the detriment of the longer term prospects for the business.

*Divestitures of certain businesses or discontinuations of certain product lines which occur may require us to find alternative uses for our resources.*

As we did in fiscal 2006 with respect to our Womenswear Group operations, we may determine in the near future that it is appropriate to divest or discontinue certain operations. Divestitures of certain businesses that do not align with the strategy of our company as a whole or the discontinuation of certain product lines which may not provide the returns that we expect may result in under-utilization of our resources in the event that the operations are not replaced with new lines of business either internally or through acquisition. There can be no guarantee that if we divest certain businesses or discontinue certain product lines that we will be able to replace the sales and profits related to these businesses or to appropriately utilize our resources, which may result in a decline in our operating results.

*The loss of key management or our inability to attract and retain qualified personnel in the future may have an adverse effect on our business, financial condition and operating results.*

Our success depends upon disciplined execution at all levels of our organization, including our executive officers. Competition for qualified personnel in the apparel industry is intense, and we compete for these individuals with other companies which may have greater financial resources. The unexpected loss of J. Hicks Lanier, Chairman and Chief Executive Officer, or any of our other executive officers, could materially adversely affect our business, financial condition and operating results.

*The apparel industry has experienced price deflation in recent years, and price reductions in our products in the future could put downward pressure on our net sales and margins.*

The average net selling price of apparel continues to decrease in the apparel industry, particularly for private label products. The decline is primarily attributable to increased competition, excess worldwide manufacturing capacity, increased product sourcing in lower cost countries, growth of the mass merchant and discount channels of distribution, consolidation in the retail industry, excess capacity of retail space, reduced relative spending on apparel and increased value consciousness on the part of consumers. To remain competitive, we may need to reduce our prices from time to time in response to these deflationary pressures. These deflationary pressures, even if met with reduced costs that do not adversely impact our sales volume, could reduce our net sales or have an adverse impact on our margins.

*We depend on a group of key customers for a significant portion of our sales. A significant adverse change in a customer relationship or in a customer's financial position could negatively impact our net sales and profitability.*

We generate a significant percentage of our sales from a few major customers, to whom we extend credit without requiring collateral, resulting in a large amount of receivables from just a few customers. For fiscal 2007, sales to our ten largest customers accounted for approximately 44% of our total net sales. In addition, the net sales of our individual operating groups may be concentrated among several large customers. Continued consolidation in the retail industry may increase the concentration of our customers. This consolidation could result in a decrease in the number of stores that carry our products, restructuring of our customers' operations, more centralized purchasing decisions, direct sourcing and greater leverage by customers, potentially resulting in lower prices, realignment of customer affiliations or other factors which could negatively impact our net sales and profitability.

We generally do not have long-term contracts with any of our customers. Instead, we rely on long-standing relationships with these customers and our position within the marketplace. As a result, purchases generally occur on an order-by-order basis, and each relationship can generally be terminated by either party at any time. A decision by one or more major customers, whether motivated by competitive considerations, quality or style issues, financial difficulties, economic conditions or otherwise, could impact their desire or ability to purchase our products or change their manner of doing business with us. An unanticipated decline in sales to one or more major customers could adversely affect our net sales and profitability, as it would be difficult to immediately, if at all, replace this business with new customers or increase sales volumes with other existing customers.

In addition, due to long product lead times, several of our product lines are designed and manufactured in anticipation of orders for sale. We make commitments for fabric and production in connection with these lines. These commitments can be made up to several months prior to the receipt of firm orders from customers and if orders do not materialize or are canceled, we may incur expenses to terminate our fabric and production commitments and dispose of excess inventories.

*Fluctuations in prices and availability of raw materials could cause delays in product deliveries to our customers and increase our costs of goods sold.*

We and our third party suppliers rely on the availability of raw materials at reasonable prices. Decreases in the availability of raw materials could impair our ability to meet production requirements in a timely manner. The principal fabrics used in our business are cotton, linens, wools, silk, other natural fibers, synthetics and blends of these materials. The prices paid for these fabrics depend on the market price for raw materials used to produce them. The price and availability of certain raw materials has in the past fluctuated, and may in the future fluctuate depending on a variety of factors, including crop yields, weather, supply conditions, government regulation, war, terrorism, labor unrest, global health concerns, economic climate, the cost of petroleum and other unpredictable factors. Additionally, costs of our third party providers or our transportation costs may increase due to these same factors. We have not historically entered into any futures contracts to hedge commodity prices. Any significant increase in the price of raw materials or decrease in the availability of raw materials could cause delays in product deliveries to our customers and increase our costs of goods sold.



*We are dependent upon our third party producers' and sourcing agents' ability to meet our requirements; any failures by these producers and sourcing agents to meet our requirements, or the unavailability of suitable producers and sourcing agents in the future, may negatively impact our ability to deliver quality products to our customers on a timely basis or result in higher costs or reduced net sales.*

We source substantially all of our products from non-exclusive third party producers and sourcing agents located in foreign countries. Although we place a high value on long-term relationships with our suppliers, generally we do not have long-term contracts, but instead typically conduct business on an order-by-order basis. Therefore, we compete with other companies for the production capacity of independent manufacturers. We regularly depend upon the ability of third party producers to secure a sufficient supply of raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Although we monitor production in third party manufacturing locations by sending employees from our buying offices, employing local nationals and using unaffiliated buying agents, we cannot be certain that we will not experience operational difficulties with our manufacturers, such as the reduction of availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs. Such difficulties may negatively impact our ability to deliver quality products to our customers on a timely basis, which may have a negative impact on our customer relationships and result in lower net sales.

We require third party producers to meet certain standards in terms of working conditions, environmental protection and other matters before placing business with them. As a result of higher costs relating to compliance with these standards, we may pay higher prices than some of our competitors for products. In addition, the labor and business practices of independent apparel manufacturers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Failure by us or our independent manufacturers to adhere to labor or other laws or business practices accepted as ethical in our key markets, and the potential litigation, negative publicity and political pressure relating to any of these events, could disrupt our operations or harm our reputation.

*Our reliance on foreign sourcing operations expose us to risks that could result in higher costs, loss of sales or impaired customer goodwill.*

Our dependence on foreign supply sources could result in disruptions to our operations in the event of disruptions in the global transportation network including strikes and work stoppages at port facilities; political instability or other international events; economic disruptions; foreign currency fluctuations; labor disputes at factories; the imposition of new or adversely adjusted tariffs, duties, quotas, import and export controls, taxes and other regulations; changes in U.S. customs procedures concerning the importation of apparel products; changes in domestic or foreign governmental policies; actual or threatened acts of war or terrorism; or the occurrence of an epidemic. These and other events beyond our control could interrupt our supply chain and delay receipt of our products, which could result in higher costs, including product and transportation costs, unanticipated inventory accumulation, or the loss of sales, customer orders and customer goodwill.

*Our business is subject to regulatory risks associated with importing products and our products may become less competitive as a result of changes in the regulatory environment.*

As we source substantially all of our products from foreign countries, we are at risk to changes relating to the laws and regulations governing the importing and exporting of apparel products into and from the countries in which we operate. Substantially all of our import operations are subject to tariffs and other charges imposed on imported products. In addition, the countries in which our products are manufactured or countries into which our products are imported may impose additional or new quotas, duties, tariffs, taxes or other restrictions or adversely modify existing restrictions.

We benefit from duty-free treatment under international trade agreements and regulations such as the North American Free Trade Agreement and the Andean Trade Preference and Drug Eradication Act. The elimination of such treatment or our inability to qualify for such benefits would adversely impact our business and by increasing our cost of goods sold.

Our or any of our suppliers' failure to comply with customs or similar laws could restrict our ability to import products or lead to fines or other penalties. We cannot guarantee that future regulatory actions or trade agreements will not provide our competitors with a material advantage over us or materially increase our costs.

*We may be unable to protect our trademarks and other intellectual property or may otherwise have our brand names harmed.*
We believe that our registered and common law trademarks and other intellectual property, as well as other contractual arrangements including licenses and other proprietary intellectual property rights, have significant value and are important to our continued success and our competitive position due to their recognition by retailers and consumers. Approximately 59% of our net sales in fiscal 2007 was attributable to branded products for which we own the trademark. Therefore, our success depends to a significant degree upon our ability to protect and preserve our intellectual property. We rely on laws in the United States and other countries to protect our proprietary rights. However, we may not be able to sufficiently prevent third parties from using our intellectual property without our authorization, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States.

From time to time, we discover products in the marketplace that are unauthorized reproductions of certain of our branded products or that otherwise infringe upon our trademarks and other intellectual property. Such counterfeiting typically increases as brand recognition increases. Despite precautions we may take to protect our intellectual property, policing unauthorized use of our intellectual property is difficult, expensive and time consuming and we may be unable to sufficiently determine the extent of unauthorized use. There can be no assurance that the actions we have taken to establish and protect our trademarks and other intellectual property will be adequate to prevent the creation of counterfeits, knock-offs, imitations or infringement of our products or trademarks by third parties. From time to time, we rely on litigation and other legal action to enforce our intellectual property rights or contractual rights. As a general matter, we may not be able to sufficiently protect the value of our intellectual property through litigation. Litigation or other legal action to enforce our intellectual property rights or contractual rights, whether successful or unsuccessful, could result in substantial costs to us and diversion of our management and other resources. In addition, if a third party imitates certain of our products in a manner that projects a lesser quality or carries a negative connotation, this could have a material adverse effect on the goodwill of our brands in the marketplace, regardless of whether it violates our intellectual property rights.

Additionally, there can be no assurance that the actions that we have taken will be adequate to prevent others from seeking to block sales of our products as violations of proprietary rights. Although we have not been materially inhibited from selling products in connection with trademark disputes, as we extend our brands into new product categories and new product lines and expand the geographic scope of our marketing, we could become subject to litigation based on allegations of the infringement of intellectual property rights of third parties. In the event a claim of infringement against us is successful, we may be required to pay damages, royalties or license fees to continue to use intellectual property rights that we had been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. Litigation and other legal action of this type, regardless of whether it is successful, could result in substantial costs to us and diversion of our management and other resources.

*We make use of debt to finance our operations, which exposes us to risks that could adversely affect our business, financial position and operating results.*
Our levels of debt vary as a result of the seasonality of our business, investments in acquisitions and working capital and divestitures. Our debt levels may increase in the future under our existing facilities or potentially under new facilities, or the terms or forms of our financing arrangements in the future may change, which may increase our exposure to the items discussed below.

Our indebtedness includes, and any future indebtedness may include, certain obligations and limitations, including the periodic payment of principal and interest, maintenance of certain financial covenants and certain other limitations related to additional debt, dividend payments, investments and dispositions of assets. Our ability to satisfy these obligations will be dependent upon our business, financial condition and operating results. These obligations and limitations may increase our vulnerability to adverse economic and industry conditions, place us at a competitive disadvantage compared to our competitors that have less indebtedness and limit our flexibility in carrying out our business plan and planning for, or reacting to, changes in the industry in which we operate.

As indebtedness matures, we will be required to extend or refinance such indebtedness, sell assets to repay the indebtedness or raise equity to fund the repayment of the indebtedness. Additionally, a breach of the covenants relating to our indebtedness could result in an event of default under those instruments, in some instances allowing the holders of that indebtedness to declare all outstanding indebtedness immediately due and payable. At maturity or in the event of an acceleration of payment obligations, we would likely be unable to pay our outstanding indebtedness with our cash and cash equivalents then on hand. We would, therefore, be required to seek alternative sources of funding, which may not be available on commercially reasonable terms or at all, or face bankruptcy. If we are unable to refinance our indebtedness or find alternative means of financing our operations, we may be required to curtail our operations or take other actions that are inconsistent with our current business practices or strategy.

We have interest rate risk on a portion of our indebtedness, as certain of our indebtedness is based on variable interest rates. We generally do not engage in hedging activities with respect to our interest rate risk. An increase in interest rates may require us to pay a greater amount of our funds from operations towards interest even if the amount of borrowings outstanding remains the same. As a result, we may have to revise or delay our business plans, reduce or delay capital expenditures or otherwise adjust our plans for operations.

*Our sales and operating results are influenced by weather patterns and natural disasters.*
Like other companies in the apparel industry, our sales volume may be adversely affected by unseasonable weather conditions or natural disasters, which may cause consumers to alter their purchasing habits or result in a disruption to our operations. Because of the seasonality of our business and the concentration of a significant proportion of our customers in certain geographic regions as discussed below, the occurrence of such events could disproportionately impact our business, financial condition and operating results.

*Our foreign sourcing operations as well as the sale of products in foreign markets result in an exposure to fluctuations in foreign currency exchange rates.*
As a result of our international operations, we are exposed to certain risks in conducting business outside of the United States. Substantially all of our contracts to have goods produced in foreign countries are denominated in U.S. dollars. Purchase prices for our products may be impacted by fluctuations in the exchange rate between the U.S. dollar and the local currencies of the contract manufacturers, such as the Chinese Yuan, which may have the effect of increasing our cost of goods sold in the future. If the value of the U.S. dollar decreases relative to certain foreign currencies in the future, then the prices that we negotiate for products could increase, and it is possible that we would not be able to pass this increase on to customers, which would negatively impact our margins. If the value of the U.S. dollar increases between the time a price is set and payment for a product, the price we pay may be higher than that paid for comparable goods by any competitors that pay for goods in local currencies, and these competitors may be able to sell their products at more competitive prices. Additionally, currency fluctuations could also disrupt the business of our independent manufacturers that produce our products by making their purchases of raw materials more expensive and difficult to finance.

We received U.S. dollars for greater than 85% of our product sales during fiscal 2007. The sales denominated in foreign currencies primarily relate to Ben Sherman sales in the United Kingdom and Europe. An increase in the value of the U.S. dollar compared to these other currencies in which we have sales could result in lower levels of sales and earnings in our consolidated statements of earnings, although the sales in foreign currencies could be equal to or greater than amounts in prior periods. We generally do not engage in hedging activities with respect to our exposure to foreign currency risk except that, on occasion, we do purchase foreign currency forward exchange contracts for our goods purchased on U.S. dollar terms that are expected to be sold in the United Kingdom and Europe.



*We are dependent on a limited number of distribution centers, making our operations particularly susceptible to disruption.*
Our ability to meet customer expectations, manage inventory and achieve objectives for operating efficiencies depends on the proper operation of our primary distribution facilities, some of which are owned and others of which are operated by third parties. Finished garments from our contractors are inspected and stored at these distribution facilities. If any of these distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason, we could experience a reduction in sales, a substantial loss of inventory or higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the facility. This could negatively affect our operating results and our customer relationships.

*We rely on our licensing partners to preserve the value of our brands and as a source of royalty income.*
Certain of our brands, such as Tommy Bahama and Ben Sherman, have a reputation of outstanding quality and name recognition, which make the brands valuable as a source of royalty income. We are able to license complementary products and obtain royalty income from the use of our brands' names. While we take significant steps to ensure the reputation of our brands is maintained through our license agreements, there can be no guarantee our brands will not be negatively impacted through our association with products outside of our core apparel products or due to the actions of a licensee. The improper or detrimental actions of a licensee may not only result in a decrease in the sales of our licensee's products but also could significantly impact the perception of our brands. If the licensees' products are not acceptable to consumers, if the licensee's actions are detrimental to our brands or if we do not add new license agreements, our net sales, royalty income and reputation could be negatively impacted.

*We hold licenses for the use of other parties' brand names, and we cannot guarantee our continued use of such brand names or the quality or salability of such brand names.*
We have entered into license and design agreements to use certain trademarks and trade names, such as Nautica, Kenneth Cole, Tommy Hilfiger, Dockers, O Oscar, Geoffrey Beene and Evisu, to market our products. Approximately 14% of our net sales during fiscal 2007 related to the products for which we license the use of the trademark for specific product categories. These license and design agreements will expire at various dates in the future. Although we believe our relationships with our principal licensors are generally favorable, we cannot guarantee that we will be able to renew these licenses on acceptable terms upon expiration or that we will be able to acquire new licenses to use other popular trademarks. If any one or more of these licenses expires or is terminated, we will lose the sales and profits generated pursuant to such license.

In addition to certain compliance obligations, all of our significant licenses provide minimum thresholds for royalty payments and advertising expenditures for each license year, which we must pay regardless of the level of our sales of the licensed products. If these thresholds are not met due to a general economic downturn or otherwise, our licensors may be permitted contractually to terminate these agreements or seek payment of minimum royalties even if the minimum sales are not achieved. In addition, our licensors produce their own products and license their trademarks to other third parties, and we are unable to control the quality of goods that others produce. If licensors or others do not maintain the quality of these trademarks or if the brand image deteriorates, our sales and profits generated by such brands may decline.

*We may not be successful in operating existing retail stores and restaurants or in opening new retail stores and restaurants.*
An integral part of our strategy is to develop and operate retail stores and restaurants for certain of our brands. Net sales from retail stores and restaurants were approximately 22% of our consolidated net sales during fiscal 2007. In addition to the general risks associated with the apparel industry, risks associated with our retail and restaurant operations include our ability to find and select appropriate locations. Other risks include our ability to negotiate acceptable lease terms; build-out the facilities; source sufficient levels of consumer desirable inventory; hire, train and retain competent personnel; abide by applicable labor laws; install and operate effective technology systems; and apply appropriate pricing

strategies. Retail stores and restaurants involve a significant capital investment and incur significant fixed operating expenditures, including obligations under long-term leases. We cannot be sure that our current locations will be profitable or that we can successfully complete our planned expansion. In addition, as we expand the number of our retail stores, we run the risk that our wholesale customers will perceive that we are increasingly competing directly with them, which may lead them to reduce or terminate purchases of our products.

*Our concentration of retail stores and wholesale customers for certain of our products exposes us to certain regional risks.*
Our retail locations are heavily concentrated in certain geographic areas in the United States, including Florida, California and Hawaii, for our Tommy Bahama retail stores and the United Kingdom for our Ben Sherman retail stores. Additionally, a significant portion of our wholesale sales for Tommy Bahama and Ben Sherman products are concentrated in the same geographic areas. Due to this concentration, we have exposure to factors that impact these regions, including general economic conditions, weather patterns, natural disasters and other factors.

*Our restaurant operations may be negatively impacted by regulatory issues or by health, safety, labor and similar operational issues, or by publicity surrounding any of these issues.*
The restaurant industry is highly competitive and requires compliance with a variety of federal, state and local regulations. In particular, our Tommy Bahama restaurants typically serve alcohol and, therefore, maintain liquor licenses. Our ability to maintain our liquor licenses depends on our compliance with applicable laws and regulations. The loss of a liquor license would adversely affect the profitability of a restaurant. Additionally, as a participant in the restaurant industry, we face risks related to food quality, food-borne illness, injury, health inspection scores and labor relations. Regardless of whether allegations related to these matters are valid or whether we become liable, we may be materially and adversely affected by negative publicity associated with these issues. The negative impact of adverse publicity relating to one restaurant may extend beyond the restaurant involved to affect some or all of the other restaurants, as well as the image of the Tommy Bahama brand as a whole.

*We operate in various countries with differing laws and regulations, which may impair our ability to maintain compliance with regulations and laws.*
Although we attempt to abide by the laws and regulations in each jurisdiction in which we operate, the complexity of the laws and regulations to which we are subject, including customs regulations, labor laws, competition laws, and domestic and international tax legislation, makes it difficult for us to ensure that we are currently, or will be in the future, compliant with all laws and regulations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws or regulations, and unfavorable resolution to litigation or a violation of applicable laws and regulations may increase our costs and materially limit our ability to operate our business.

*Our operations are reliant on information technology, and any interruption or other failure in our information technology systems may impair our ability to compete effectively in the apparel industry, including our ability to provide services to our customers and meet the needs of management.*
The efficient operation of our business is dependent on information technology. Information systems are used in all stages of our operations from design to distribution and as a method of communication with our customers and suppliers as well as our domestic and foreign employees. We also rely on information systems to provide relevant and accurate information to our management in order to allocate resources and forecast and report our operating results. Service interruptions may occur as a result of a number of factors, including computer viruses, hacking or other unlawful activities by third parties, disasters, or failures to properly install, upgrade, integrate, protect, repair or maintain our systems. We periodically assess the appropriateness and relevance of our current financial and operational systems, which could result in a change to or replacement of these systems in the future. In doing so, there can be no assurances that we will be successful in developing or acquiring competitive systems which are responsive to our needs and the needs of our customers. Any interruption, or other failure, of critical business information systems, including an interruption or failure caused by our inability to successfully upgrade or change our financial or operational systems, could cause difficulties in operating our business and communicating with our customers, which could cause our sales and profits to decrease.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Our administrative and sales functions are conducted in approximately 0.5 million square feet of owned and leased space in various locations in the United States, the United Kingdom and Hong Kong. We utilize approximately 1.7 million square feet of owned and leased facilities in the United States, Germany, Mexico and Honduras in conducting our distribution and manufacturing functions. We also lease approximately 0.4 million square feet located in the United States and the United Kingdom for retail stores and restaurants, each of which is less than 15,000 square feet per location. We do not believe that we are dependent on any individual retail or restaurant location for our business operations. These retail stores and restaurants are operated by Tommy Bahama and Ben Sherman and are described in more detail in Item 1 of this report. We believe that our existing administrative, sales, distribution, manufacturing, retail store and restaurant facilities are well maintained, in good operating condition and will be adequate for our present level of operations. We anticipate that we will be able to extend our leases to the extent that they expire in the near future on terms that are satisfactory to us, or if necessary, locate substitute properties on acceptable terms. Details of our principal administrative, sales, distribution and manufacturing facilities, including approximate square footage, are as follows:

| Location | Primary Use | Operating Group | Square Footage | Lease Expiration |
|---|---|---|---|---|
| Atlanta, Georgia | Sales/administration | Corporate & Lanier Clothes | 70,000 | Owned |
| Seattle, Washington | Sales/administration | Tommy Bahama | 80,000 | 2015 |
| Lyons, Georgia | Sales/administration | Oxford Apparel | 90,000 | Owned |
| London, England | Sales/administration | Ben Sherman | 20,000 | 2013 |
| Lurgan, Northern Ireland | Sales/administration | Ben Sherman | 10,000 | Owned |
| New York, New York | Sales/administration | Various | 100,000 | Various |
| Hong Kong | Sales/administration | Oxford Apparel | 30,000 | Various |
| Auburn, Washington | Distribution center | Tommy Bahama | 260,000 | 2015 |
| Lyons, Georgia | Distribution center | Oxford Apparel | 330,000 | Owned |
| Toccoa, Georgia | Distribution center | Lanier Clothes | 310,000 | Owned |
| Greenville, Georgia | Distribution center | Lanier Clothes | 120,000 | Owned |
| Tegucigalpa, Honduras | Manufacturing plant | Oxford Apparel | 80,000 | Owned |
| Merida, Mexico | Manufacturing plant | Lanier Clothes | 80,000 | Owned |

## ITEM 3. LEGAL PROCEEDINGS

From time to time, we are a party to litigation and regulatory actions arising in the ordinary course of business. We are not currently a party to any litigation or regulatory actions that we believe could reasonably be expected to have a material adverse effect on our financial position, results of operations or cash flows.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### MARKET AND DIVIDEND INFORMATION

Our common stock is listed and traded on the New York Stock Exchange under the symbol "OXM." As of June 1, 2007, there were 488 record holders of our common stock. The following table sets forth the high and low sale prices and quarter-end closing prices of our common stock as reported on the New York Stock Exchange for the quarters indicated. Additionally, the table indicates the dividends per share declared on shares of our common stock by our board of directors for each quarter.

| | High | Low | Close | Dividends |
|---|---|---|---|---|
| Fiscal 2007 | | | | |
| Fourth Quarter | $50.86 | $43.99 | $45.98 | $ 0.18 |
| Third Quarter | $52.05 | $42.17 | $47.28 | $ 0.18 |
| Second Quarter | $53.98 | $40.13 | $50.55 | $ 0.15 |
| First Quarter | $42.10 | $34.34 | $41.51 | $ 0.15 |
| Fiscal 2006 | | | | |
| Fourth Quarter | $ 52.74 | $ 38.01 | $ 41.77 | $ 0.15 |
| Third Quarter | $ 57.58 | $ 42.00 | $ 46.18 | $ 0.15 |
| Second Quarter | $ 56.99 | $ 40.87 | $ 55.84 | $0.135 |
| First Quarter | $ 51.68 | $ 41.01 | $ 44.86 | $0.135 |

Additionally, on July 27, 2007, our board of directors declared a cash dividend of $0.18 per share payable on August 31, 2007 to shareholders of record on August 15, 2007, which will be the 189th consecutive quarterly dividend we have paid since we became a public company in July 1960.



For details about limitations on our ability to pay dividends, see Note 5 of our consolidated financial statements and Part I, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, both contained in this report.

### RECENT SALES OF UNREGISTERED SECURITIES

We did not sell any unregistered securities during fiscal 2007.

### PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

We have certain stock incentive plans as described in Note 7 to our consolidated financial statements included in this report, all of which are publicly announced plans. Under the plans, we can repurchase shares from employees to cover the employee tax liabilities related to the exercise of stock options or the vesting of previously restricted shares. We did not repurchase any shares under these programs during the fourth quarter of fiscal 2007.

On August 3, 2006, our board of directors approved a stock repurchase authorization for up to one million shares of our common stock. In accordance with the authorization, we may repurchase our common shares from time to time in privately negotiated or open market transactions. As of June 1, 2007, no shares had been repurchased under this plan.

## ITEM 6. SELECTED FINANCIAL DATA

Our selected financial data below reflects the impact of our fiscal 2004 acquisition of Tommy Bahama and our fiscal 2005 acquisition of Ben Sherman. In addition, the selected financial data below reflects the divestiture of substantially all of the assets of our Womenswear Group operations in fiscal 2006, resulting in those operations being classified as discontinued operations for all periods presented.

| *(Dollars in thousands, except per share amounts)* | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 | Fiscal 2004 | Fiscal 2003 |
|---|---|---|---|---|---|
| Net sales | $1,128,907 | $1,109,116 | $1,056,787 | $818,687 | $455,840 |
| Cost of goods sold | 681,147 | 677,429 | 653,538 | 515,481 | 339,944 |
| Gross profit | 447,760 | 431,687 | 403,249 | 303,206 | 115,896 |
| Selling, general and administrative expenses | 356,970 | 339,073 | 314,413 | 228,293 | 99,993 |
| Amortization of intangible assets | 6,405 | 7,642 | 8,622 | 6,670 | 38 |
| Royalties and other operating income | 16,462 | 13,144 | 12,060 | 5,114 | – |
| Operating income | 100,847 | 98,116 | 92,274 | 73,357 | 15,865 |
| Interest expense, net | 22,214 | 23,971 | 26,146 | 23,530 | 1,772 |
| Earnings before income taxes | 78,633 | 74,145 | 66,128 | 49,827 | 14,093 |
| Income taxes | 26,313 | 22,944 | 22,177 | 18,363 | 5,778 |
| Net earnings from continuing operations | 52,320 | 51,201 | 43,951 | 31,464 | 8,315 |
| (Loss) earnings from discontinued operations, net of taxes | (183) | 19,270 | 5,876 | 8,252 | 12,012 |
| Net earnings | $ 52,137 | $ 70,471 | $ 49,827 | $ 39,716 | $ 20,327 |
| Diluted net earnings from continuing operations per common share | $ 2.93 | $ 2.88 | $ 2.53 | $ 1.88 | $ 0.55 |
| Diluted (loss) earnings from discontinued operations per common share | $ (0.01) | $ 1.08 | $ 0.34 | $ 0.49 | $ 0.79 |
| Diluted net earnings per common share | $ 2.92 | $ 3.96 | $ 2.87 | $ 2.38 | $ 1.34 |
| Diluted weighted-average shares outstanding | 17,881 | 17,781 | 17,350 | 16,699 | 15,143 |
| Dividends declared | $ 11,741 | $ 9,899 | $ 8,515 | $ 7,285 | $ 6,314 |
| Dividends declared per common share | $ 0.66 | $ 0.57 | $ 0.51 | $ 0.45 | $ 0.42 |
| Total assets related to continuing operations | $ 908,738 | $ 826,380 | $ 826,297 | $598,951 | $408,247 |
| Total assets | $ 908,738 | $ 885,595 | $ 905,877 | $694,817 | $494,365 |
| Long-term debt, less current maturities | $ 199,294 | $ 200,023 | $ 289,076 | $198,814 | $198,586 |
| Shareholders' equity | $ 450,945 | $ 398,701 | $ 303,501 | $238,977 | $189,365 |
| Capital expenditures | $ 31,312 | $ 24,953 | $ 23,407 | $ 14,073 | $ 1,969 |
| Depreciation and amortization included in continuing operations | $ 23,125 | $ 22,734 | $ 21,943 | $ 17,971 | $ 5,029 |
| Amortization of deferred financing costs | $ 2,465 | $ 2,462 | $ 4,439 | $ 2,655 | $ 50 |
| Book value per share at year-end | $ 25.27 | $ 22.59 | $ 17.97 | $ 14.74 | $ 12.59 |
| Return (net earnings from continuing operations) on average shareholders' equity | 12.3% | 14.6% | 16.2% | 14.7% | 4.6% |
| Return (net earnings from continuing operations) on average total assets related to continuing operations | 5.8% | 6.2% | 6.2% | 6.2% | 2.9% |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our operations, cash flows, liquidity and capital resources should be read in conjunction with our consolidated financial statements contained in this report.

### OVERVIEW

We generate revenues and cash flow through the design, sale, production and distribution of branded and private label consumer apparel and footwear for men, women and children and the licensing of company-owned trademarks. Our principal markets and customers are located primarily in the United States and, to a lesser extent, the United Kingdom. We source substantially all of our products through third party producers in foreign countries. We primarily distribute our products through our wholesale customers which include chain stores, department stores, specialty stores, specialty catalog retailers, mass merchants and Internet retailers. We also sell products of certain of our owned brands through our own retail stores.

We operate in an industry that is highly competitive. We believe our ability to continuously evaluate and respond to changing consumer demands and tastes across multiple market segments, distribution channels and geographic regions is critical to our success. Although our approach is aimed at diversifying our risks, misjudging shifts in consumer preferences could have a negative affect on future operating results. Other key aspects of competition include brand image, quality, distribution method, price, customer service and intellectual property protection. We believe our size and global operating strategies help us to compete successfully by providing opportunities for operating synergies. Our success in the future will depend on our ability to continue to design products that are acceptable to the markets we serve and to source our products on a competitive basis while still earning appropriate margins.

We are executing a strategy to move towards a business model that is more focused on brands owned or controlled by us. Our decision to follow this strategy is driven in part by the continued consolidation in the retail industry and the increasing concentration of apparel manufacturing in a relatively limited number of offshore markets, trends which make the private label business increasingly more competitively challenging. Significant steps in our execution of this strategy include our June 2003 acquisition of Tommy Bahama; our July 2004 acquisition of Ben Sherman; the divestiture of our private label Womenswear Group in June 2006; the closure of certain of our manufacturing facilities located in Latin America and the associated shifts in our Oxford Apparel and Lanier Clothes operating groups towards package purchases from third party manufacturers primarily in the Far East; and the acquisition of several other trademarks and related operations including Solitude, Arnold Brant and Hathaway. In the future, we will continue to look for opportunities by which we can make further progress with this strategy, including through organic growth in our owned brands, the acquisition of additional brands, and further streamlining of portions of our private label businesses that do not have the potential to meet our operating income expectations.

The most significant factors impacting our results and contributing to the change in diluted net earnings from continuing operations per common share of $2.93 in fiscal 2007 from $2.88 in fiscal 2006 were:

- a $10.0 million, or 14.0%, increase in the operating income of Tommy Bahama primarily due to the increased sales and a reduction in intangible asset amortization expense;
- a $2.0 million, or 18.9%, decrease in the operating income of Ben Sherman primarily as a result of a reduction in net sales and operating income in the United Kingdom and the United States;
- a $13.2 million, or 75.7%, decrease in the operating income of Lanier Clothes primarily due to the challenging conditions and sluggish demand in the tailored clothing market in fiscal 2007;
- a $8.2 million, or 56.3%, increase in operating income in Oxford Apparel primarily due to a reduction in selling, general and administrative expenses and the purchase of a two-thirds interest in the entity that owns the Hathaway trademark in the United States and certain other countries; and
- an effective tax rate of 33.5% and 30.9% in fiscal 2007 and fiscal 2006, respectively. Fiscal 2006 was impacted by the repatriation of certain earnings of our foreign subsidiaries, under the provisions of the American Jobs Creation Act of 2004. We believe our effective tax rate in fiscal 2008 will approximate 34.0% to 34.5%.

## RESULTS OF OPERATIONS

The following tables set forth the line items in our consolidated statements of earnings data both in dollars and as a percentage of net sales. The tables also set forth the percentage change of the data as compared to the prior year. We have calculated all percentages based on actual data, but percentage columns may not add due to rounding. Individual line items of our consolidated statements of earnings may not be directly comparable to those of our competitors, as statement of earnings classification of certain expenses may vary by company. The results of operations of Ben Sherman are included in our consolidated statements of earnings from the date of acquisition on July 30, 2004.

| | Fiscal Year | | |
|---|---|---|---|
| *(In thousands)* | 2007 | 2006 | 2005 |
| Net sales | $1,128,907 | $1,109,116 | $1,056,787 |
| Cost of goods sold | 681,147 | 677,429 | 653,538 |
| Gross profit | 447,760 | 431,687 | 403,249 |
| Selling, general and administrative | 356,970 | 339,073 | 314,413 |
| Amortization of intangible assets | 6,405 | 7,642 | 8,622 |
| Royalties and other operating income | 16,462 | 13,144 | 12,060 |
| Operating income | 100,847 | 98,116 | 92,274 |
| Interest expense, net | 22,214 | 23,971 | 26,146 |
| Earnings before income taxes | 78,633 | 74,145 | 66,128 |
| Income taxes | 26,313 | 22,944 | 22,177 |
| Net earnings from continuing operations | 52,320 | 51,201 | 43,951 |
| (Loss) earnings from discontinued operations, net of taxes | (183) | 19,270 | 5,876 |
| Net earnings | $ 52,137 | $ 70,471 | $ 49,827 |

| | % of Net Sales Fiscal Year | | | % Change | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | '06-'07 | '05-'06 |
| Net sales | 100.0% | 100.0% | 100.0% | 1.8% | 5.0% |
| Cost of goods sold | 60.3% | 61.1% | 61.8% | 0.5% | 3.7% |
| Gross profit | 39.7% | 38.9% | 38.2% | 3.7% | 7.1% |
| Selling, general and administrative | 31.6% | 30.6% | 29.8% | 5.3% | 7.8% |
| Amortization of intangible assets | 0.6% | 0.7% | 0.8% | (16.2)% | (11.4)% |
| Royalties and other operating income | 1.5% | 1.2% | 1.1% | 25.2% | 9.0% |
| Operating income | 8.9% | 8.8% | 8.7% | 2.8% | 6.3% |
| Interest expense, net | 2.0% | 2.2% | 2.5% | (7.3)% | (8.3)% |
| Earnings before income taxes | 7.0% | 6.7% | 6.3% | 6.1% | 12.1% |
| Income taxes | 2.3% | 2.1% | 2.1% | 14.7% | 3.5% |
| Net earnings from continuing operations | 4.6% | 4.6% | 4.2% | 2.2% | 16.5% |
| (Loss) earnings from discontinued operations, net of taxes | 0.0% | 1.7% | 0.6% | NM | 227.9% |
| Net earnings | 4.6% | 6.4% | 4.7% | (26.0)% | 41.4% |

## OPERATING GROUPS

Our business is operated through our four operating groups: Tommy Bahama, Ben Sherman, Lanier Clothes and Oxford Apparel. We identify our operating groups based on the way our management organizes the components of our business for purposes of allocating resources and assessing performance. In connection with the close of fiscal 2007 and due in part to changes in our management reporting structure, we reassessed and changed our operating groups for reporting purposes. Leaders of the operating groups report directly to our Chief Executive Officer. All amounts presented below for previous periods have been restated to reflect the revised operating groups.

In Tommy Bahama we design, source and market collections of men's and women's sportswear and related products under brands that including Tommy Bahama, Indigo Palms and Island Soft. Tommy Bahama's products can be found in our own retail stores as well as certain department stores and independent specialty stores throughout the United States. The target consumers of Tommy Bahama are affluent 35 and older men and women who embrace a relaxed and casual approach to daily living. Tommy Bahama also licenses its brands for a wide variety of product categories.

Ben Sherman is a London-based designer, marketer and distributor of branded sportswear and footwear. We also license the Ben Sherman name to third parties for various product categories. Ben Sherman was established in 1963 as an edgy, young men's, "Mod"-inspired shirt brand and has evolved into a global lifestyle brand of apparel and footwear targeted at youthful-thinking men and women ages 19 to 35. We offer a full Ben Sherman sportswear collection as well as tailored clothing, footwear and accessories. Our Ben Sherman products can be found in certain department stores and a variety of independent specialty stores, as well as in our own Ben Sherman retail stores.

Lanier Clothes designs and markets branded and private label men's suits, sportcoats, suit separates and dress slacks across a wide range of price points. Our Lanier Clothes branded products include Nautica, Kenneth Cole (beginning in fiscal 2008), Dockers, Oscar de la Renta, O Oscar (beginning in fiscal 2008) and Geoffrey Beene, all of which are licensed to us by third parties. In fiscal 2006, we acquired the Arnold Brant brand, which is an upscale tailored brand that is intended to blend modern elements of style with affordable luxury. In addition to the branded businesses, we design and source certain private label tailored clothing products. Significant private label brands include Stafford, Alfani, Tasso Elba and Lands' End. Our Lanier Clothes products are sold to national chains, department stores, mass merchants, specialty stores, specialty catalog retailers and discount retailers throughout the United States.

Oxford Apparel produces branded and private label dress shirts, suited separates, sport shirts, dress slacks, casual slacks, outerwear, sweaters, jeans, swimwear, westernwear and golf apparel. We design and source certain private label programs for several customers including programs for Land's End, L.L.Bean and Eddie Bauer. Owned brands of Oxford Apparel include Oxford Golf, Solitude, Wedge, Kona Wind, Tranquility Bay, Ely, Cattleman and Cumberland Outfitters. Oxford Apparel also owns a two-thirds interest in the entity that in turn owns the Hathaway trademark in the United States and several other countries. Oxford Apparel also licenses from third parties the right to use the Tommy Hilfiger, Dockers and United States Polo Association trademarks for certain apparel products. Our Oxford Apparel products are sold to a variety of department stores, mass merchants, specialty catalog retailers, discount retailers, specialty retailers, "green grass" golf merchants and Internet retailers throughout the United States.

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, LIFO inventory accounting adjustments and other costs that are not allocated to the operating groups. LIFO inventory calculations are made on a legal entity basis which does not correspond to our operating group definitions as portions of Lanier Clothes and Oxford Apparel are on the LIFO basis of accounting. Therefore, LIFO inventory accounting adjustments are not allocated to operating groups.

The information below presents certain information about our operating groups:

| | Fiscal Year | | | % Change | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | 2007 | 2006 | 2005 | '06-'07 | '05-'06 |
| **Net Sales** | | | | | |
| Tommy Bahama | $ 465,121 | $ 409,141 | $ 399,658 | 13.7% | 2.4% |
| Ben Sherman | 156,773 | 166,606 | 154,105 | (5.9)% | 8.1% |
| Lanier Clothes | 165,159 | 180,411 | 173,168 | (8.5)% | 4.2% |
| Oxford Apparel | 339,309 | 352,932 | 329,333 | (3.9)% | 7.2% |
| Corporate and Other | 2,545 | 26 | 523 | NM | (95.0)% |
| Total | $1,128,907 | $1,109,116 | $1,056,787 | 1.8% | 5.0% |

| | Fiscal Year | | | % Change | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | 2007 | 2006 | 2005 | '06-'07 | '05-'06 |
| **Operating Income** | | | | | |
| Tommy Bahama | $ 81,533 | $ 71,522 | $ 54,128 | 14.0% | 32.1% |
| Ben Sherman | 8,372 | 10,329 | 22,305 | (18.9)% | (53.7)% |
| Lanier Clothes | 4,238 | 17,422 | 21,376 | (75.7)% | (18.5)% |
| Oxford Apparel | 22,749 | 14,556 | 14,556 | 56.3% | 0.0% |
| Corporate and Other | (16,045) | (15,713) | (20,091) | (2.1)% | 21.8% |
| Total | $100,847 | $ 98,116 | $ 92,274 | 2.8% | 6.3% |

As we changed our reporting of our operating groups in the fourth quarter of fiscal 2007, we have presented quarterly net sales and operating income information for each operating group by quarter for fiscal 2007 (in thousands).

| | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| **Net Sales** | | | | | |
| Tommy Bahama | $104,148 | $107,807 | $119,215 | $133,951 | $ 465,121 |
| Ben Sherman | 39,092 | 43,825 | 31,090 | 42,766 | 156,773 |
| Lanier Clothes | 40,682 | 51,121 | 36,163 | 37,193 | 165,159 |
| Oxford Apparel | 99,037 | 88,121 | 79,753 | 72,398 | 339,309 |
| Corporate and Other | 1,119 | 113 | 374 | 939 | 2,545 |
| Total | $284,078 | $290,987 | $266,595 | $287,247 | $1,128,907 |

| | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| **Operating Income** | | | | | |
| Tommy Bahama | $ 16,835 | $ 13,927 | $ 22,234 | $ 28,537 | $ 81,533 |
| Ben Sherman | 1,920 | 4,741 | (1,070) | 2,781 | 8,372 |
| Lanier Clothes | 2,496 | 3,721 | (357) | (1,622) | 4,238 |
| Oxford Apparel | 6,195 | 5,228 | 4,089 | 7,237 | 22,749 |
| Corporate and Other | (4,436) | (2,597) | (5,224) | (3,788) | (16,045) |
| Total | $ 23,010 | $ 25,020 | $ 19,672 | $ 33,145 | $ 100,847 |

For more details on each of our operating groups, see Note 10 of our consolidated financial statements contained in this report.



FISCAL 2007 COMPARED TO FISCAL 2006

The discussion below compares our results of operations for fiscal 2007 to those in fiscal 2006. Each percentage change provided below reflects the change between these periods unless indicated otherwise.

*Net sales* increased $19.8 million, or 1.8%, in fiscal 2007 as a result of the changes in sales as discussed below.

Tommy Bahama reported an increase in net sales of $56.0 million, or 13.7%. The increase was primarily due to an increase in unit sales of 16.6% primarily due to growth in Tommy Bahama Relax, Tommy Bahama Golf 18 and Tommy Bahama Swim products and an increase in the total number of retail stores from 59 at June 2, 2006 to 68 at June 1, 2007. These factors were partially offset by a decrease in the average selling price per unit of 3.2%, primarily because our sales of Tommy Bahama products at wholesale grew faster than sales at retail.

Ben Sherman reported a decrease in net sales of $9.8 million, or 5.9%. The decrease was primarily due to a decrease in unit sales of 13.5% resulting from a unit sales decline in the United Kingdom and the United States. This decline was primarily due to the continued weakness in the United Kingdom apparel market through much of fiscal 2007 and our efforts to restrict distribution of Ben Sherman products and decreases inventory levels at retail in the United States. This decrease in unit sales was partially offset by an increase in the average selling price per unit of 8.8%, which was primarily due to an 8.6% increase in the average exchange rate between the United States dollar and the British pound sterling.

Lanier Clothes reported a decrease in net sales of $15.3 million, or 8.5%. The decrease was primarily due to a unit sales decrease of 8.5% primarily due to sluggish demand in the tailored clothing market at retail as well as our difficulty in forecasting demand for the combined operations of Macy's following its merger with May Company and operational issues associated with shifts in sourcing to new locations and repositioning certain of our Lanier Clothes product lines.

Oxford Apparel reported a decrease in net sales of $13.6 million, or 3.9%. The decrease was primarily due to a decrease in the average selling price per unit of 8.0%. This decrease was due to product mix including an increase in the percentage of sales on an FOB Foreign Port basis, which generally have lower sell prices and the exit from certain lines of business. The decrease in the selling price per unit was partially offset by an increase of 4.5% in unit sales, primarily due to new programs in fiscal 2007, including sales of Hathaway branded products.

*Gross profit* increased 3.7% in fiscal 2007. The increase was due to higher sales, as described above, and higher gross margins. Gross margins increased from 38.9% during fiscal 2006 to 39.7% during fiscal 2007. The increase was primarily due to the increased sales of Tommy Bahama, which has higher gross margins, and decreased sales in the other operating groups. Additionally, we incurred approximately $2.2 million of costs and plant operating losses related to the closure of manufacturing facilities by Oxford Apparel and Lanier Clothes in fiscal 2006.

Our gross profit may not be directly comparable to those of our competitors, as income statement classifications of certain expenses may vary by company.

*Selling, general and administrative expenses*, increased 5.3% in fiscal 2007. SG&A was 31.6% of net sales in fiscal 2007 compared to 30.6% in fiscal 2006. The increase in SG&A was primarily due to the expenses associated with opening new Tommy Bahama retail stores and the increase in the average currency exchange rate related to our Ben Sherman business in the United Kingdom. Additionally, in fiscal 2007, we recognized approximately $3.3 million in severance costs in

Oxford Apparel, Lanier Clothes and Corporate and Other, and in fiscal 2006 we recognized approximately $1.2 million of restructuring costs primarily related to the consolidation of certain support functions in Oxford Apparel.

*Amortization of intangible assets* decreased 16.2% in fiscal 2007. The change was primarily due to certain intangible assets acquired as part of our previous acquisitions, which generally have a greater amount of amortization in the earlier periods following the acquisition than later periods. We expect that amortization expense will decrease in future years unless we acquire additional intangible assets with definite lives.

*Royalties and other operating income* increased 25.2% in fiscal 2007. The increase was primarily due to our share of equity income received from an unconsolidated entity that owns the Hathaway trademark in the United States and several other countries, which was acquired in the first quarter of fiscal 2007, and a pre-tax gain of $2.0 million on the sale of our Monroe, Georgia facility in fiscal 2007.

*Operating income* increased 2.8% in fiscal 2007 due to the changes discussed below.

Tommy Bahama reported a $10.0 million, or 14.0%, increase in operating income in fiscal 2007. The net increase was primarily due to higher net sales, as discussed above, and a decrease in amortization of intangible assets. This was partially offset by higher SG&A due to the additional Tommy Bahama retail stores opened during fiscal 2007.

Ben Sherman reported a $2.0 million, or 18.9%, decrease in operating income in fiscal 2007. The net decrease was primarily due to the decrease in sales and operating income in the United Kingdom and United States markets which were partially offset by the improved results from our operations in other international markets and the positive impact of foreign currency exchange rates on our earnings from the United Kingdom.

Lanier Clothes reported a $13.2 million, or 75.7%, decrease in operating income in fiscal 2007. The net decrease was primarily due to the sluggish demand in the tailored clothing market and challenging conditions, as discussed above, that resulted in decreased sales and gross margins which included higher inventory markdowns and allowances during fiscal 2007. In fiscal 2007, Lanier Clothes incurred approximately $0.9 million in severance costs, and in fiscal 2006 Lanier Clothes incurred approximately $1.2 million of costs and operating losses related to the closure of a manufacturing facility in Honduras.

Oxford Apparel reported a $8.2 million, or 56.3%, increase in operating income in fiscal 2007. The net increase was primarily due to reduced SG&A resulting from the exit of certain lines of business and a reduction of associated infrastructure, increased equity income from the unconsolidated entity that owns the Hathaway trademark, and a pre-tax gain of $2.0 million from the sale of our Monroe, Georgia facility.

These items were partially offset by the impact of the reduced sales as discussed above. Additionally, in fiscal 2007, we incurred approximately $1.0 million of severance costs in Oxford Apparel, and in fiscal 2006 we recognized approximately $2.2 million of costs related to the closure of manufacturing facilities and the consolidation of certain Oxford Apparel support functions.

The Corporate and Other operating loss increased 2.1% in fiscal 2007. The increase in the operating loss was primarily due to severance costs partially offset by payments we received for certain corporate administrative services we provided to the purchaser of the assets of the Womenswear Group pursuant to a transition services agreement, which will not continue in fiscal 2008.

*Interest expense, net* decreased 7.3% in fiscal 2007. The decrease in interest expense was due to lower levels of debt during fiscal 2007, partially offset by higher interest rates in fiscal 2007.

*Income taxes* were at an effective tax rate of 33.5% for fiscal 2007 as compared to 30.9% for fiscal 2006. The fiscal 2006 effective tax rate benefited from the impact of the repatriation of earnings of certain of our foreign subsidiaries and changes in certain contingency reserves. The fiscal 2007 effective tax rate benefited from the reversal of a deferred tax liability in association with a change in our assertion regarding our initial investment in a foreign subsidiary, which is now considered permanently reinvested, partially offset by a change in certain contingency reserves and other adjustments to tax balances arising in prior years. We believe our effective tax rate in fiscal 2008 will approximate 34.0% to 34.5%

*Discontinued operations* resulted from the disposition of our Womenswear Group operations on June 2, 2006, leading to all Womenswear operations being reclassified to discontinued operations for all periods presented. The decrease in earnings from discontinued operations was primarily due to fiscal 2006 including the full operations and the gain on sale of the Womenswear Group, while fiscal 2007 only included incidental items related to the Womenswear Group.

## FISCAL 2006 COMPARED TO FISCAL 2005

The discussion below compares our results of operations for fiscal 2006 to those in fiscal 2005. Each percentage change provided below reflects the change between these periods unless indicated otherwise.

*Net sales* increased by $52.3 million, or 5.0%, in fiscal 2006. The increase was primarily due to an increase in the average selling price per unit of 2.3% and an increase in unit sales of 2.1%.

Tommy Bahama reported a $9.5 million, or 2.4%, increase in net sales in fiscal 2006. The increase was due primarily to an average selling price per unit increase of 3.3%, excluding the private label business, resulting from increased retail sales and a higher average selling price per unit on branded wholesale business. The increase in retail sales was primarily due to an increase in the number of retail stores from 53 at the end of fiscal 2005 to 59 at the end of fiscal 2006. The higher average selling price per unit on branded wholesale business was due to lower levels of off-price merchandise during fiscal 2006. The net sales increase was partially offset by Tommy Bahama's exit from the private label business, which accounted for $10.0 million of sales in fiscal 2005 and virtually no sales in fiscal 2006.

Ben Sherman, which we acquired on July 31, 2004, reported a $12.5 million, or 8.1%, increase in net sales in fiscal 2006, primarily due to its inclusion in our results of operations for twelve months in fiscal 2006 as compared to ten months in fiscal 2005. The increase in units sold was partially offset by a decrease in the average selling price per unit which was primarily due to the high level of markdowns and allowances required for our products in fiscal 2006.

Lanier Clothes reported a $7.2 million, or 4.2%, increase in net sales in fiscal 2006. The increase was the result of a 2.5% increase in unit sales and a 1.6% increase in the average selling price per unit. The increase in sales was primarily due to the acquisition of the Arnold Brant business in the second quarter of fiscal 2006. The increase in net sales from Arnold Brant of approximately $11.4 million was partially offset by a decline in net sales in certain branded merchandise of the group.

Oxford Apparel reported a $23.6 million, or 7.2%, increase in net sales in fiscal 2006. The increase was primarily due to a 3.6% increase in the average selling price per unit and a 3.4% increase in units shipped. The increase in unit sales was due to new marketing initiatives, including our Solitude and Wedge brands and certain dress shirt replenishment programs, partially offset by decreases in other replenishment programs. The increase in average selling price per unit was due to product mix.

*Gross profit* increased 7.1% in fiscal 2006. The increase was due to higher sales and higher gross margins. Gross margins increased from 38.2% of net sales in fiscal 2005 to 38.9% of net sales in fiscal 2006. The increase was primarily due to the increased margins of Tommy Bahama partially offset by the sales increases in the lower-margin Oxford Apparel and Lanier Clothes and the one-time costs of approximately $2.2 million associated with the closure of four manufacturing facilities in Oxford Apparel and Lanier Clothes in fiscal 2006.

Our gross profit may not be directly comparable to those of our competitors, as income statement classifications of certain expenses may vary by company.

*Selling, general and administrative expenses*, increased 7.8% during fiscal 2006. SG&A was 29.8% of net sales in fiscal 2005 compared to 30.6% of net sales in fiscal 2006. The increase in SG&A was primarily due to:

- the ownership of Ben Sherman, which has a higher SG&A structure than certain of our other operating groups, for twelve months in fiscal 2006 compared to ten months in fiscal 2005;
- additional Tommy Bahama retail stores;
- expenses associated with the start-up of new marketing initiatives in Oxford Apparel;
- costs of approximately $1.2 million associated with the consolidation of certain support functions in Oxford Apparel; and
- operating expenses of the Arnold Brant business in Lanier Clothes which has a higher SG&A structure than the rest of Lanier Clothes.

*Amortization of intangible assets* decreased 11.4% in fiscal 2006. The decrease was due to certain intangible assets acquired as part of our acquisitions of Tommy Bahama and Ben Sherman, which have a greater amount of amortization in the earlier periods following the acquisition than later periods. This decline was partially offset by recognizing amortization related to the intangible assets acquired in the Ben Sherman transaction for the entire period during the twelve months of fiscal 2006 compared to only ten months in the prior year.

*Royalties and other operating income* increased 9.0% in fiscal 2006. The increase was primarily due to the benefit of licensing related to Ben Sherman for the entire twelve months of fiscal 2006, as well as higher royalty income from existing and additional licenses for the Tommy Bahama brand.

*Operating income* increased 6.3% in fiscal 2006 primarily due to the net effect of the following factors:

Tommy Bahama reported an increase of $17.4 million, or 32.1%, in operating income in fiscal 2006. The increase in operating income was primarily due to:

- improvements in gross margins due to higher retail sales, improvements in product sourcing and improved inventory management, which resulted in reduced markdowns;
- exiting the private label business, which produced lower margins; and
- reduced amortization expense related to intangible assets.

Ben Sherman reported a $12.0 million, or 53.7%, decrease in operating income in fiscal 2006. The decline was primarily due to poorly performing product lines, which resulted in markdowns, allowances and returns in fiscal 2006.

Lanier Clothes reported a $4.0 million, or 18.5%, decrease in operating income in fiscal 2006. The decline was primarily due to the closure of manufacturing facilities as discussed above and the operating loss experienced by the Arnold Brant business while it was being integrated into our operations.

Oxford Apparel operating income was relatively flat in fiscal 2006 compared to fiscal 2005. The impact of the sales increase was offset by the closure of manufacturing facilities, consolidation of support functions and streamlining of operations discussed above.

Corporate and Other operating loss decreased $4.4 million, or 21.8%, in fiscal 2006. The decrease in operating loss was primarily due to decreased parent company expenses, including a decrease in incentive compensation.

*Interest expense, net* decreased 8.3% in fiscal 2006. The decrease in interest expense was primarily due to a non-recurring $1.8 million charge recognized in the first quarter of fiscal 2005 related to the refinancing of our U.S. revolving credit facility in July 2004 and lower debt levels in fiscal 2006, partially offset by higher interest rates during fiscal 2006.

*Income taxes* were at an effective tax rate of 30.9% for fiscal 2006 compared to 33.5% for fiscal 2005. The fiscal 2006 effect tax rate benefited from the impact of the repatriation of earnings of certain of our foreign subsidiaries and changes in certain contingency reserves. The fiscal 2005 effective tax rate benefited from changes in certain contingency reserves.

*Discontinued operations* resulted from the disposition of our Womenswear Group operations on June 2, 2006, leading to all Womenswear Group operations being reclassified to discontinued operations for all periods presented and diluted earnings from discontinued operations per common share of $1.08 in fiscal 2006 and $0.34 in fiscal 2005. The increase in earnings from gain on sale and discontinued operations was primarily due to the gain on the sale of our Womenswear Group operations and higher sales in fiscal 2006.

## FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our primary source of revenue and cash flow is our operating activities in the United States and to some extent the United Kingdom. When cash inflows are less than cash outflows, subject to their terms, we also have access to amounts under our U.S. Revolver and U.K. Revolver, each of which are described below. We may seek to finance future capital investment programs through various methods, including, but not limited to, cash flow from operations, borrowings under our current or additional credit facilities and sales of debt or equity securities.

Our liquidity requirements arise from the funding of our working capital needs, which include inventory, other operating expenses and accounts receivable, funding of capital expenditures, payment of quarterly dividends, repayment of our indebtedness and acquisitions, if any. Generally, our product purchases are acquired through trade letters of credit which are drawn against our lines of credit at the time of shipment of the products and reduce the amounts available under our lines of credit when issued.

*Cash and cash equivalents* on hand was $36.9 million and $10.5 million at June 1, 2007 and June 2, 2006, respectively.

### Operating Activities

During fiscal 2007 and 2006, our continuing operations generated $59.6 million and $81.0 million of cash, respectively. The operating cash flows were primarily the result of earnings from continuing operations for the period adjusted for non-cash activities such as depreciation, amortization and stock compensation expense and changes in our working capital accounts. In fiscal 2007, the significant changes in working capital included higher amounts of inventories and lower current liabilities partially offset by lower receivables and higher non-current liabilities, each as discussed below. In fiscal 2006, the significant changes in working capital included significantly lower levels of inventory and accounts payable.

Our working capital ratio, which is calculated by dividing total current assets by total current liabilities, was 2.35:1 and 1.98:1 at June 1, 2007 and June 2, 2006, respectively. The change was due to the higher levels of cash and inventory on hand and the significant reduction of current liabilities as well as the impact of having no assets and liabilities related to discontinued operations at June 1, 2007.

*Receivables* were $138.0 million and $144.1 million at June 1, 2007 and June 2, 2006, respectively, representing a decrease of 4%. The decrease was primarily due to lower wholesale sales and higher retail sales in the last two months of fiscal 2007 compared to fiscal 2006. Days' sales outstanding for our accounts receivable, excluding retail sales, was 52 days and 54 days at June 1, 2007 and June 2, 2006, respectively.

*Inventories* were $137.3 million and $123.6 million at June 1, 2007 and June 2, 2006, respectively, an increase of 11%. Inventory for Tommy Bahama increased primarily due to inventory requirements of our new Tommy Bahama retail stores. Inventory for Lanier Clothes increased due to lower than planned sales which resulted in higher than optimal levels in our replenishment programs and seasonal inventories at June 1, 2007. We expect the inventory levels in Lanier Clothes to stabilize during fiscal 2008. Inventory in Ben Sherman remained relatively consistent with the prior year. Inventory levels in Oxford Apparel decreased as we have refocused the operations of Oxford Apparel towards higher-margin products and discontinued certain programs that previously required a significant inventory investment. Our days supply of inventory on hand related to continuing operations, using a FIFO basis, was 101 and 91 days at June 1, 2007 and June 2, 2006, respectively.

*Prepaid expenses* were $22.0 million and $20.2 million at June 1, 2007 and June 2, 2006, respectively.

*Current liabilities*, excluding current liabilities related to discontinued operations of $30.7 million at June 2, 2006, were $142.4 million and $149.6 million at June 1, 2007 and June 2, 2006, respectively. The decrease in current liabilities was primarily due to the a general reduction in accounts payable and accrued expenses partially offset by an increase in the earn-out payable with respect to our acquisition of Tommy Bahama of $10.7 million at June 1, 2007 compared to June 2, 2006.

*Non-current deferred income tax liabilities* were $75.1 million and $76.6 million at June 1, 2007 and June 2, 2006, respectively. The decrease was primarily a result of changes in property, plant and equipment basis differences, amortization of acquired intangible assets and deferred compensation balances.

*Other non-current liabilities,* which primarily consist of deferred rent and deferred compensation amounts, were $40.9 million and $30.0 million at June 1, 2007 and June 2, 2006, respectively. The increase was primarily due to the recognition of additional deferred rent during fiscal 2007 as well as the deferral of certain compensation payments to our executives in accordance with our deferred compensation plan.

*Current assets and current liabilities related to discontinued operations* decreased from the balances at June 2, 2006 as the assets were converted to cash and the liabilities were paid during fiscal 2007.

### Investing Activities

During fiscal 2007, investing activities used $51.5 million in cash. We paid approximately $22.7 million related to acquisitions consisting of the fiscal 2006 Tommy Bahama earn-out payment and the acquisition of an ownership interest in an unconsolidated entity that owns the Hathaway trademark in the United States and certain other countries. Additionally, we incurred capital expenditures of $31.3 million, primarily related to new Tommy Bahama and Ben Sherman retail stores in fiscal 2007.

During fiscal 2006, investing activities used $34.6 million in cash. We paid $11.9 million for acquisitions in fiscal 2006 consisting of the fiscal 2005 Tommy Bahama earn-out payment, the payments for the acquisition of the Solitude and Arnold Brant trademarks and related working capital and an investment in an unconsolidated entity that owns a factory in China. Additionally, approximately $25.0 million of capital expenditures were incurred, primarily related to new Tommy Bahama and Ben Sherman retail stores.

*Non-current assets* including property, plant and equipment, goodwill, intangible assets and other non-current assets increased primarily as a result of the fiscal 2007 and cumulative earn-out payments related to the Tommy Bahama acquisition, capital expenditures for our retail stores and the impact of changes in foreign currency exchange rates. These increases were partially offset by the depreciation of our property, plant and equipment and amortization of our intangible assets and deferred financing costs.

### Financing Activities

During fiscal 2007, financing activities used $10.8 million of cash primarily attributable to the payment of approximately $14.4 million of dividends on our common stock, which was partially offset by $4.6 million of cash provided by the exercise of employee stock options.

During fiscal 2006, financing activities used approximately $98.0 million in cash. The cash flow generated from our operating activities in excess of our investments as well as the proceeds from the disposition of the Womenswear Group operations were used to repay amounts on our lines of credit during fiscal 2006. We also received $4.0 million of cash provided from the exercise of employee stock options. These amounts were partially offset by the payment of $9.5 million of dividends on our common shares during fiscal 2006.

On July 27, 2007, our board of directors declared a cash dividend of $0.18 per share payable on August 31, 2007 to shareholders of record on August 15, 2007. That dividend will be the 189th consecutive quarterly dividend we have paid since we became a public company in July 1960. We expect to pay dividends in future quarters. However, we may decide to discontinue or modify dividend payments at any time if we determine that other uses of our capital, including, but not limited to, payment of outstanding debt, repurchases of shares outstanding or funding of future acquisitions, may be in our best interest if our expectations of future cash flows and future cash needs outweigh the ability to pay a dividend or if the terms of our credit facilities limit our ability to pay dividends. We may borrow to fund dividends in the short-term based on our expectations of operating cash flows in future periods. All cash flow from operations will not necessarily be paid out as dividends in all periods.

*Debt* was approximately $199.7 million and $200.2 million at June 1, 2007 and June 2, 2006, respectively.

### Cash Flows from Discontinued Operations

During fiscal 2007, 2006 and 2005, the Womenswear Group generated cash flow of $28.3 million, $55.8 million and $10.2 million, respectively. The cash flows from discontinued operations for fiscal 2007 were primarily due to the net assets related to the discontinued operations as of June 2, 2006 being converted to cash during the period. The cash flows from discontinued operations for fiscal 2006 and 2005 were due to the earnings of the Womenswear Group in those years, adjusted for any changes in working capital accounts during the year, as well as the proceeds from the disposition of the Womenswear Group operations in fiscal 2006 as discussed in Note 1 of our consolidated financial statements included in this report.



### Liquidity and Capital Resources

The table below provides a description of our significant financing arrangements and the amounts outstanding under these financing arrangements (in thousands) at June 1, 2007.

| | |
|---|---|
| $280 million U.S. Secured Revolving Credit Facility ("U.S. Revolver"), which accrues interest, unused line fees and letter of credit fees based upon a pricing grid tied to certain debt ratios, requires interest payments monthly with principal due at maturity (July 2009), and is collateralized by substantially all the assets of our domestic subsidiaries | $ – |
| £12 million Senior Secured Revolving Credit Facility ("U.K. Revolver"), which accrues interest at the bank's base rate plus 1.0%, requires interest payments monthly with principal payable on demand or at maturity (July 2007), and is collateralized by substantially all the United Kingdom assets of Ben Sherman | – |
| $200 million Senior Unsecured Notes ("Senior Unsecured Notes"), which accrue interest at 8.875% (effective rate of 9.0%), require interest payments semi-annually on June 1 and December 1 of each year, require payment of principal at maturity (June 2011), are subject to certain prepayment penalties, as discussed below, and are guaranteed by our domestic subsidiaries | 200,000 |
| Other debt, including capital lease obligations with varying terms and conditions, collateralized by the respective assets | 403 |
| Total debt | $200,403 |
| Unamortized discount on Senior Unsecured Notes | (706) |
| Short-term debt and current maturities of long-term debt | (403) |
| Total long-term debt, less current maturities | $199,294 |

The U.S. Revolver, the U.K. Revolver and the Senior Unsecured Notes each include certain debt covenant restrictions that require us or our subsidiaries to maintain certain financial ratios that are customary for similar facilities. The U.S. Revolver also includes limitations on certain restricted payments such as earn-outs, payment of dividends and prepayment of debt. As of June 1, 2007, we were compliant with all financial covenants and restricted payment provisions related to our debt agreements.

The U.S. Revolver and U.K. Revolver are used to finance trade letters of credit and standby letters of credit as well as provide funding for other operating activities and acquisitions. As of June 1, 2007, approximately $54.6 million of trade letters of credit and other limitations on availability were outstanding against the U.S. Revolver and the U.K. Revolver. The aggregate net availability under our U.S. Revolver and U.K. Revolver agreements was approximately $245.8 million as of June 1, 2007.

The Senior Unsecured Notes are subject to redemption at any time after June 1, 2007, at our option, in whole or in part, on not less than 30 nor more than 60 days' prior notice. During the period from June 1, 2007 through May 31, 2008, the amount paid at redemption would be equal to 104.438% of the aggregate principal amount of the Senior Unsecured Notes to be redeemed together with accrued and unpaid interest, if any, to the date of redemption. During the period from June 1, 2008 through May 31, 2009, the amount paid at redemption would be equal to 102.219% of the aggregate principal amount of the Senior Unsecured Notes to be redeemed together with accrued and unpaid interest, if any, to the date of redemption. Subsequent to June 1, 2009, the amount paid at redemption would be equal to 100.000% of the aggregate principal amount of the Senior Unsecured Notes to be redeemed together with accrued and unpaid interest, if any, to the date of redemption.

Our debt to total capitalization ratio was 31% and 33% at June 1, 2007 and June 2, 2006, respectively. The change in this ratio was primarily a result of cash flows from operations during fiscal 2007 and the net assets related to the discontinued operations of the Womenswear Group at June 2, 2006 being converted into cash during fiscal 2007. Our debt level, as well as the ratio of debt to total capitalization, in future years may not be comparable to the balance at June 1, 2007 as we continuously assess and periodically make changes to our capital structure and may make additional acquisitions or investments in the future.

We anticipate that we will be able to satisfy our ongoing cash requirements, which generally consist of working capital needs, capital expenditures (primarily for the opening of additional Tommy Bahama and Ben Sherman retail stores) and interest payments on our debt during the next twelve months, primarily from cash on hand and cash flow from operations supplemented by borrowings under our lines of credit, if necessary. Our need for working capital is typically seasonal with the greatest requirements generally existing, from the late second quarter to early fourth quarter of each year as we build inventory for the spring/summer season. Our capital needs will depend on many factors including our growth rate, the need to finance increased inventory levels and the success of our various products.

If appropriate investment opportunities arise that exceed the availability under our existing credit facilities, we believe that we will be able to fund such acquisitions through additional or refinanced debt facilities or the issuance of additional equity. However, our ability to obtain additional borrowings or refinance our credit facilities will depend on many factors, including the prevailing market conditions, our financial condition and our ability to negotiate favorable terms and conditions. There is no assurance that financing would be available on terms that are acceptable or favorable to us, if at all. At maturity of the U.S. Revolver, the U.K. Revolver and the Senior Unsecured Notes, we anticipate that we will be able to refinance the facilities and debt with terms available in the market at that time.



The following table summarizes our contractual cash obligations, as of June 1, 2007, by future period:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| *(In thousands)* | Less Than 1 Year | 1–3 Years | 3–5 Years | After 5 Years | Total |
| Contractual Obligations | | | | | |
| Capital leases | $ 7 | $ – | $ – | $ – | $ 7 |
| Senior Unsecured Notes | – | – | 200,000 | – | 200,000 |
| Interest on Senior Unsecured Notes | 17,750 | 35,500 | 17,750 | – | 71,000 |
| Short-term debt, including lines of credit | 396 | – | – | – | 396 |
| Operating leases | 29,971 | 60,416 | 55,266 | 92,148 | 237,801 |
| Minimum royalty payments | 8,203 | 11,819 | 3,955 | – | 23,977 |
| Letters of credit | 54,599 | – | – | – | 54,599 |
| Contingent purchase price | 22,575 | – | – | – | 22,575 |
| Total | $133,501 | $107,735 | $276,971 | $92,148 | $610,355 |

The above table does not include our interest payments for our U.S. Revolver as the interest rate, and the amount that will be outstanding during any fiscal year, will be dependent upon future events which are not known at this time.

Our anticipated capital expenditures for the next twelve months are expected to approximate $35 million. These expenditures will consist primarily of the continued expansion of our retail operations of Tommy Bahama and Ben Sherman.

### Common Stock Repurchase Program

On August 3, 2006, our board of directors approved a stock repurchase authorization for up to one million shares of our common stock. In accordance with the authorization, we may repurchase our common shares from time to time in privately negotiated or open market transactions. As of June 1, 2007, no shares had been repurchased under this plan.

### Off Balance Sheet Arrangements

We have not entered into agreements which meet the SEC's definition of an off balance sheet financing arrangement, other than operating leases, and have made no financial commitments to or guarantees with any unconsolidated subsidiaries or special purpose entities.

## CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate our estimates, including those related to receivables, inventories, intangible assets, income taxes, contingencies and litigation and other accrued expenses. We base our estimates on historical experience and on various other assumptions that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that we have appropriately applied our critical accounting policies. However, in the event that inappropriate assumptions or methods were used relating to the critical accounting policies below, our consolidated statements of earnings could be misstated.



The detailed summary of significant accounting policies is included in Note 1 to our consolidated financial statements contained in this report. The following is a brief discussion of the more significant accounting policies and methods we use.

### Revenue Recognition and Accounts Receivable

Our revenue consists of wholesale, retail store and restaurant sales. We consider revenue realized or realizable and earned when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred, (3) our price to the buyer is fixed and determinable, and (4) collectibility is reasonably assured.

For sales within our wholesale operations, we consider a completed purchase order or some form of electronic communication from the customer requesting the goods persuasive evidence of an agreement. For substantially all of our wholesale sales, our products are considered sold and delivered at the time that the products are shipped as substantially all products are sold based on FOB shipping point terms. This generally coincides with the time that title passes and the risks and rewards of ownership have passed to the customer. For certain transactions in which the goods do not pass through our owned or third distribution centers and title and the risks and rewards of ownership pass at the time the goods leave the foreign port, revenue is recognized at that time. In certain cases in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. Retail store revenue, net of estimated returns, and restaurant revenues are recorded at the time of sale to consumers. Retail store and restaurant revenues are recorded net of applicable sales taxes in our consolidated statements of earnings.

In the normal course of business we offer certain discounts or allowances to our wholesale customers. Wholesale operations' sales are recorded net of such discounts, allowances, advertising support not specifically relating to the reimbursement for actual advertising expenses by our customers and provisions for estimated returns. As certain allowances and other deductions are not finalized until the end of a season, program or other event which may not have occurred yet, we estimate such discounts and allowances on an ongoing basis considering historical and current trends, projected seasonal results and other factors. We record the discounts, returns and allowances as a reduction to net sales in our consolidated statements of earnings.

In circumstances where we become aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is taken as a reduction to accounts receivable to reduce the net recognized receivable to the amount reasonably expected to be collected. Such amounts are written off at the time that the amounts are not considered collectible. For all other customers, we recognize reserves for bad debts and uncollectible chargebacks based on our historical collection experience, the financial condition of our customers, an evaluation of current economic conditions and anticipated trends. We record such charges and write-offs to selling, general and administrative expenses in our consolidated statements of earnings.

We have determined that gift card balances are unlikely to be redeemed once they have been outstanding for four years and therefore may be recognized as income, subject to applicable laws in certain states. Gift card breakage is included in net sales in our consolidated statements of earnings.

Royalties, which are generally based on the greater of a percentage of the licensee's actual net sales or a contractually determined minimum royalty amount, are recorded based upon the guaranteed minimum levels and adjusted as sales data is received from licensees. We may receive initial payments for the grant of license rights, which are recognized as revenue over the term of the license agreement. Such income is included in royalties and other income in our consolidated statements of earnings.

### Inventories

For operating group reporting, inventory is carried at the lower of FIFO cost or market. We continually evaluate the composition of our inventories for identification of distressed inventory. For wholesale inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods. For retail inventory, we provide an allowance for shrinkage and goods expected to be sold below cost. Each of these estimates are based on our historical experience as well as an assessment of the inventory quantity, quality and mix, consumer and retailer preferences and the current market conditions.

For consolidated financial reporting, significant portions of our inventories are valued at the lower of LIFO cost or market. LIFO inventory calculations are made on a legal entity basis which does not correspond to our operating group definitions. Therefore, LIFO inventory accounting adjustments are not allocated to the respective operating groups. As part of LIFO accounting, markdowns for inventory valued at LIFO cost are deferred until the period in which the goods are sold. However, in non-routine circumstances, such as discontinuance of a product line, markdowns below the allocated LIFO reserve are not deferred. Both the LIFO reserve and the markdown deferral are reflected in Corporate and Other for operating group reporting purposes included in Note 10 to our consolidated financial statements and in the results of operations in our Management's Discussion and Analysis of Financial Condition and Results of Operations included in this report.

### Goodwill, net

Goodwill is recognized as the amount by which the cost to acquire a company or group of assets exceeds the fair value of assets acquired less any liabilities assumed at acquisition. Such goodwill is allocated to the respective reporting unit at the time of acquisition. Goodwill is not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the goodwill might be impaired. The evaluation of the recoverability of goodwill includes valuations of each applicable underlying business using fair value techniques and market comparables which may include a discounted cash flow analysis or an independent appraisal. The discount rate used in this analysis is an estimate of the risk adjusted market-based cost of capital. If this analysis indicates an impairment of goodwill balances, the impairment is recognized in the consolidated financial statements.

### Intangible Assets, net

At acquisition, we estimate and record the fair value of purchased intangible assets, which primarily consist of trademarks and trade names, license agreements and customer relationships. The fair values of these intangible assets are estimated based on management's assessment as well as independent third party appraisals in some cases. Such valuation may include a discounted cash flow analysis of anticipated revenues or cost savings resulting from the acquired intangible asset using an estimate of a risk-adjusted market-based cost of capital as the discount rate.

Amortization of intangible assets with finite lives, which consist of license agreements, certain trademarks, customer relationships and covenants not to compete, is recognized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. We amortize our intangible assets with finite lives for periods of up to 20 years. Intangible assets with finite lives are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying amount may not be recoverable. If expected future undiscounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value.

Trademarks and other intangible assets with indefinite lives are not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. The evaluation of the recoverability of intangible assets with indefinite lives includes valuations based on a discounted cash flow analysis. The fair values of trademarks are estimated on an annual basis utilizing the relief from royalty method. If this analysis indicates an impairment of an intangible asset with an indefinite useful life, the amount of the impairment is recognized in the consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the asset.



### Income Taxes

We recognize deferred tax liabilities and assets based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the period in which such amounts are expected to be realized or settled. Our policy is to recognize net deferred tax assets, whose realization is dependent on taxable earnings in future years, when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future. We also provide for a reserve for items when a greater than 50% probability exists that a tax deduction taken would be disallowed under examination by the taxing authority. No material valuation allowances have been recognized in our financial statements.

## RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 to our consolidated financial statements included in this report for a description of recent accounting pronouncements.

### SEASONALITY

Although our various product lines are sold on a year-round basis, the demand for specific products or styles may be highly seasonal. For example, the demand for golf and Tommy Bahama products is higher in the spring and summer seasons. Products are sold prior to each of the retail selling seasons, including spring, summer, fall and holiday. As the timing of product shipments and other events affecting the retail business may vary, results for any particular quarter may not be indicative of results for the full year. The percentage of net sales by quarter for fiscal 2007 was 25%, 26% 24% and 25%, respectively, and the percentage of operating income by quarter for fiscal 2007 was 23%, 25%, 19% and 33%, respectively, which may not be indicative of the distribution in future years.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### TRADE POLICY RISK

Pursuant to the 1994 Agreement on Textiles and Clothing, quotas among World Trade Organization, or WTO, member countries, including the United States, were eliminated on January 1, 2005. As a result, the international textile and apparel trade is undergoing a significant realignment which is changing our sourcing patterns, could disrupt our supply chain and could put us at a disadvantage to our competitors.

In addition, notwithstanding quota elimination, under the terms of China's WTO accession agreement, the United States and other WTO members may re-impose quotas on specific categories of products in the event it is determined that imports from China have surged or may surge and are threatening to create a market disruption for such categories of products (so called "safeguard quota"). Pursuant to this authority, both the United States and the European Union re-imposed quotas on several important product categories from China during calendar 2005. Subsequent to the imposition of safeguard quotas, both the United States and China negotiated bilateral quota agreements that cover a number of important product categories and will remain in place until December 31, 2008 in the case of the U.S.-China bilateral agreement and until December 31, 2007 in the case of the European Union-China bilateral agreement. The establishment of these quotas could cause disruption in our supply chain. Also, until December 2013, the EU and any other WTO country, can invoke a product specific safeguard mechanism on any such products, including textile and apparel products, that are being imported from China in such increased quantities and under such conditions as to cause or threaten to cause market disruption to the domestic producers as a whole of like or directly competitive products. Relief may come in the form of additional duties or a quota and may remain in place for either two years or three years depending on whether the increase in imports is absolute, or relative, compared to world imports. Any such additional duties or quota could cause disruption in our supply chain as well.

We benefit from duty-free treatment under international trade agreements and regulations such as the North American Free Trade Agreement and the Andean Trade Preference and Drug Eradication Act. The elimination of such treatment or our inability to qualify for such benefits would adversely impact our business and by increasing our cost of goods sold.

Furthermore, under long-standing statutory authority applicable to imported goods in general, the United States may unilaterally impose additional duties: (i) when imported merchandise is sold at less than fair value and causes material injury, or threatens to cause material injury, to the domestic industry producing a comparable product (generally known as "anti-dumping" duties); or (ii) when foreign producers receive certain types of governmental subsidies, and when the importation of their subsidized goods causes material injury, or threatens to cause material injury, to the domestic industry producing a comparable product (generally known as "countervailing" duties). The imposition of anti-dumping or countervailing duties on products we import would increase the cost of those products to us. We may not be able to pass on any such cost increase to our customers.

### INTEREST RATE RISK

We are exposed to market risk from changes in interest rates on our indebtedness, which could impact our financial condition and results of operations in future periods. Our objective is to limit the impact of interest rate changes on earnings and cash flow, primarily through a mix of fixed and variable rate debt. This assessment also considers our need for flexibility in our borrowing arrangements resulting from the seasonality of our business, among other factors. We continuously monitor interest rates to consider the sources and terms of our borrowing facilities in order to determine whether we have achieved our interest rate management objectives.

As of June 1, 2007, we did not have any debt outstanding subject to variable interest rates. Our average variable rate borrowings for fiscal 2007 were $8.1 million, with an average interest rate of 8.1% during the period. Our lines of credit are based on variable interest rates in order to provide the necessary borrowing flexibility we require. To the extent that the amounts outstanding under our variable rate lines of credit change, our exposure to changes in interest rates would also change. If our average interest rate for fiscal 2007 increased by 100 basis points, our interest expense would have been approximately $0.1 million higher during the fiscal year. Interest expense in fiscal 2007 may not be indicative of interest expense in future years, particularly if we acquire additional businesses or change our capital structure.

At June 1, 2007, we had approximately $199.3 million of fixed rate debt and capital lease obligations outstanding with substantially all the debt, consisting of our Senior Unsecured Notes, having an effective interest rate of 9.0% and maturing in June 2011. Such agreements may result in higher interest expense than could be obtained under variable interest rate arrangements in certain periods, but are primarily intended to provide long-term financing of our capital structure and minimize our exposure to increases in interest rates. A change in the market interest rate impacts the fair value of our fixed rate debt but has no impact on interest incurred or cash flows.

None of our debt was entered into for speculative purposes. We generally do not engage in hedging activities with respect to our interest rate risk and do not enter into such transactions on a speculative basis.

### FOREIGN CURRENCY RISK

To the extent that we have assets and liabilities, as well as operations, denominated in foreign currencies that are not hedged, we are subject to foreign currency transaction and translation gains and losses. We view our foreign investments as long-term and as a result we generally do not hedge such foreign investments. We do not hold or issue any derivative financial instruments related to foreign currency exposure for speculative purposes.

We receive United States dollars for most of our product sales. Less than 15% of our net sales during fiscal 2007 were denominated in currencies other than the United States dollar. These sales primarily relate to Ben Sherman sales in the United Kingdom and Europe. With the United States dollar trading at a weaker position than it has historically traded versus the pound sterling and the Canadian dollar, a strengthening United States dollar could result in lower levels of sales and earnings in our consolidated statements of earnings in future periods, although the sales in foreign currencies could be equal to or greater than amounts as previously reported. Based on our fiscal 2007 sales denominated in foreign currencies, if the dollar had strengthened by 5% in fiscal 2007, we would have experienced a decrease in sales of approximately $6.0 million.

Substantially all of our inventory purchases from contract manufacturers throughout the world are denominated in United States dollars. Purchase prices for our products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing our cost of goods sold in the future. Due to the number of currencies involved and the fact that not all foreign currencies react in the same manner against the United States dollar, we cannot quantify in any meaningful way the potential effect of such fluctuations on future costs. However, we do not believe that exchange rate fluctuations will have a material impact on our inventory costs in future periods.

We may from time to time purchase short-term foreign currency forward exchange contracts to hedge against changes in foreign currency exchange rates, but at June 1, 2007, we have not entered into any such agreements that have not been settled. During fiscal 2007, foreign currency forward exchange contracts outstanding did not exceed $30 million at any time. When such contracts are outstanding, the contracts are marked to market with the offset being recognized in our consolidated statement of earnings or other comprehensive income if the transaction does not or does, respectively, qualify as a hedge in accordance with accounting principles generally accepted in the United States.

### COMMODITY AND INFLATION RISK

We are affected by inflation and changing prices primarily through the purchase of raw materials and finished goods and increased operating costs to the extent that any such fluctuations are not reflected by adjustments in the selling prices of our products. Also, in recent years, there has been deflationary pressure on selling prices, particularly in our private label businesses. While we have been successful to some extent in offsetting such deflationary pressures through product improvements and lower costs, if deflationary price trends outpace our ability to obtain further price reductions, our profitability may be adversely affected. Inflation/deflation risks are managed by each operating group through selective price increases when possible, productivity improvements and cost containment initiatives. We do not enter into significant long-term sales or purchase contracts and we do not engage in hedging activities with respect to such risk.

# ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## OXFORD INDUSTRIES, INC.
## CONSOLIDATED BALANCE SHEETS

| *(In thousands, except par amounts)* | June 1, 2007 | June 2, 2006 |
|---|---|---|
| ASSETS | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 36,882 | $ 10,479 |
| Receivables, net | 138,035 | 144,079 |
| Inventories | 137,333 | 123,594 |
| Prepaid expenses | 21,991 | 20,214 |
| Current assets related to discontinued operations, net | – | 59,215 |
| **Total current assets** | 334,241 | 357,581 |
| Property, plant and equipment, net | 87,323 | 73,663 |
| Goodwill, net | 222,430 | 199,232 |
| Intangible assets, net | 234,081 | 234,453 |
| Other non-current assets, net | 30,663 | 20,666 |
| **Total Assets** | $908,738 | $885,595 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| **Current Liabilities:** | | |
| Trade accounts payable and other accrued expenses | $ 84,385 | $105,038 |
| Accrued compensation | 26,254 | 26,754 |
| Additional acquisition cost payable | 22,575 | 11,897 |
| Dividends payable | – | 2,646 |
| Income taxes payable | 8,827 | 3,138 |
| Short-term debt and current maturities of long-term debt | 403 | 130 |
| Current liabilities related to discontinued operations | – | 30,716 |
| **Total current liabilities** | 142,444 | 180,319 |
| Long-term debt, less current maturities | 199,294 | 200,023 |
| Other non-current liabilities | 40,947 | 29,979 |
| Non-current deferred income taxes | 75,108 | 76,573 |
| Commitments and contingencies | | |
| **Shareholders' Equity:** | | |
| Preferred stock, $1.00 par value; 30,000 authorized and none issued and outstanding at June 1, 2007 and June 2, 2006 | – | – |
| Common stock, $1.00 par value; 60,000 authorized and 17,843 issued and outstanding at June 1, 2007; and 17,646 issued and outstanding at June 2, 2006 | 17,843 | 17,646 |
| Additional paid-in capital | 81,611 | 74,812 |
| Retained earnings | 341,369 | 300,973 |
| Accumulated other comprehensive income | 10,122 | 5,270 |
| **Total shareholders' equity** | 450,945 | 398,701 |
| **Total Liabilities and Shareholders' Equity** | $908,738 | $885,595 |

*See accompanying notes.*

## OXFORD INDUSTRIES, INC.
## CONSOLIDATED STATEMENTS OF EARNINGS

| *(In thousands, except per share amounts)* | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| Net sales | $1,128,907 | $1,109,116 | $1,056,787 |
| Cost of goods sold | 681,147 | 677,429 | 653,538 |
| Gross profit | 447,760 | 431,687 | 403,249 |
| Selling, general and administrative | 356,970 | 339,073 | 314,413 |
| Amortization of intangible assets | 6,405 | 7,642 | 8,622 |
| | 363,375 | 346,715 | 323,035 |
| Royalties and other operating income | 16,462 | 13,144 | 12,060 |
| Operating income | 100,847 | 98,116 | 92,274 |
| Interest expense, net | 22,214 | 23,971 | 26,146 |
| Earnings before income taxes | 78,633 | 74,145 | 66,128 |
| Income taxes | 26,313 | 22,944 | 22,177 |
| **Net earnings from continuing operations** | 52,320 | 51,201 | 43,951 |
| (Loss) Earnings from discontinued operations, net of taxes | (183) | 19,270 | 5,876 |
| **Net earnings** | $ 52,137 | $ 70,471 | $ 49,827 |
| Net earnings from continuing operations per common share: | | | |
| Basic | $ 2.96 | $ 2.93 | $ 2.62 |
| Diluted | $ 2.93 | $ 2.88 | $ 2.53 |
| (Loss) Earnings from discontinued operations per common share: | | | |
| Basic | $ (0.01) | $ 1.10 | $ 0.35 |
| Diluted | $ (0.01) | $ 1.08 | $ 0.34 |
| Net earnings per common share: | | | |
| Basic | $ 2.95 | $ 4.03 | $ 2.97 |
| Diluted | $ 2.92 | $ 3.96 | $ 2.87 |
| Weighted-average common shares outstanding: | | | |
| Basic | 17,673 | 17,492 | 16,788 |
| Dilution | 208 | 289 | 562 |
| Diluted | 17,881 | 17,781 | 17,350 |
| Dividends per common share | $ 0.66 | $ 0.57 | $ 0.51 |

*See accompanying notes.*

## OXFORD INDUSTRIES, INC.
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| *(In thousands)* | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|
| Balance, May 28, 2004 | $ 16,215 | $ 23,673 | $ 199,089 | $ – | $ 238,977 |
| Comprehensive income: | | | | | |
| Net earnings and other comprehensive income | – | – | 49,827 | 298 | 50,125 |
| Shares issued under stock plans, net of tax benefit of $1.6 million | 184 | 3,879 | – | – | 4,063 |
| Compensation expense for stock awards | – | 970 | – | – | 970 |
| Stock issued for acquisition | 485 | 17,396 | – | – | 17,881 |
| Cash dividends declared | – | – | (8,515) | – | (8,515) |
| Balance, June 3, 2005 | $ 16,884 | $ 45,918 | $ 240,401 | $ 298 | $ 303,501 |
| Comprehensive income: | | | | | |
| Net earnings and other comprehensive income | – | – | 70,471 | 4,972 | 75,443 |
| Shares issued under stock plans, net of tax benefit of $2.2 million | 277 | 5,889 | – | – | 6,166 |
| Compensation expense for stock awards | – | 3,231 | – | – | 3,231 |
| Stock issued for acquisition | 485 | 19,774 | – | – | 20,259 |
| Cash dividends declared | – | – | (9,899) | – | (9,899) |
| Balance, June 2, 2006 | $ 17,646 | $ 74,812 | $ 300,973 | $ 5,270 | $ 398,701 |
| Comprehensive income: | | | | | |
| Net earnings and other comprehensive income | – | – | 52,137 | 4,852 | 56,989 |
| Shares issued under stock plans, net of tax benefit of $1.1 million | 197 | 4,398 | – | – | 4,595 |
| Compensation expense for stock awards | – | 2,401 | – | – | 2,401 |
| Cash dividends declared | – | – | (11,741) | – | (11,741) |
| Balance, June 1, 2007 | $17,843 | $81,611 | $341,369 | $10,122 | $450,945 |

*See accompanying notes.*

## OXFORD INDUSTRIES, INC
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| *(In thousands)* | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net earnings from continuing operations | $ 52,320 | $ 51,201 | $ 43,951 |
| Adjustments to reconcile net earnings from continuing operations to net cash provided by operating activities: | | | |
| Depreciation | 16,720 | 15,092 | 13,321 |
| Amortization of intangible assets | 6,405 | 7,642 | 8,622 |
| Amortization of deferred financing costs and bond discount | 2,465 | 2,462 | 4,439 |
| Stock compensation expense | 2,401 | 1,292 | 907 |
| Loss (gain) on sale of property, plant and equipment | (1,325) | 248 | (95) |
| Equity (income) loss | (1,187) | 475 | (479) |
| Deferred income taxes | (5,962) | (2,847) | (5,014) |
| Stock option income tax benefit | – | 2,189 | 1,566 |
| Changes in working capital: | | | |
| Receivables | 8,075 | 3,689 | (5,412) |
| Inventories | (12,809) | 22,751 | (32,025) |
| Prepaid expenses | (1,687) | (119) | (1,487) |
| Current liabilities | (17,079) | (27,716) | 5,104 |
| Other non-current assets | 340 | (1,801) | (4,610) |
| Other non-current liabilities | 10,929 | 6,397 | 12,455 |
| **Net cash provided by operating activities** | 59,606 | 80,955 | 41,243 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Acquisitions, net of cash acquired | (13,260) | (11,501) | (143,727) |
| Investments in unconsolidated entities | (9,391) | (431) | – |
| Distributions from unconsolidated entities | – | 2,026 | – |
| Purchases of property, plant and equipment | (31,312) | (24,953) | (23,407) |
| Proceeds from sale of property, plant and equipment | 2,496 | 265 | 430 |
| **Net cash used in investing activities** | (51,467) | (34,594) | (166,704) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Repayment of financing arrangements | (190,349) | (461,326) | (542,473) |
| Proceeds from financing arrangements | 189,315 | 368,883 | 624,921 |
| Deferred financing costs paid | – | – | (2,766) |
| Repurchase of common stock | – | – | – |
| Proceeds from issuance of common stock | 4,595 | 3,976 | 2,501 |
| Dividends on common stock | (14,387) | (9,531) | (8,184) |
| **Net cash (used in) provided by financing activities** | (10,826) | (97,998) | 73,999 |
| CASH FLOWS FROM DISCONTINUED OPERATIONS: | | | |
| Net operating cash flows provided by discontinued operations | 28,316 | 20,417 | 10,360 |
| Net investing cash flows provided by (used in) discontinued operations | – | 35,403 | (71) |
| Net financing cash flows used in discontinued operations | – | – | (60) |
| **Net cash provided by discontinued operations** | 28,316 | 55,820 | 10,229 |
| Net change in cash and cash equivalents | 25,629 | 4,183 | (41,233) |
| Effect of foreign currency translation on cash and cash equivalents | 774 | (203) | 163 |
| Cash and cash equivalents at the beginning of year | 10,479 | 6,499 | 47,569 |
| Cash and cash equivalents at the end of year | $ 36,882 | $ 10,479 | $ 6,499 |
| **Supplemental disclosure of non-cash investing and financing activities:** | | | |
| Accrual for additional acquisition cost | $ 22,575 | $ 11,897 | $ 25,754 |
| **Supplemental disclosure of cash flow information:** | | | |
| Cash paid for interest, net | $ 20,968 | $ 26,250 | $ 33,531 |
| Cash paid for income taxes | $ 29,336 | $ 38,509 | $ 21,196 |

*See accompanying notes.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 1, 2007

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### PRINCIPAL BUSINESS ACTIVITY

We are an international apparel design, sourcing and marketing company that features a diverse portfolio of owned and licensed lifestyle brands, company-owned retail operations, and a collection of private label apparel businesses. Originally founded in 1942 as a Georgia corporation, we have undergone a transformation in recent years as we migrated from our historical domestic manufacturing roots towards a focus on designing, sourcing and marketing apparel products bearing prominent trademarks owned by us.

All references to assets, liabilities, revenues and expenses in these financial statements reflect continuing operations and exclude discontinued operations of our Womenswear Group, as discussed below, unless otherwise indicated.

### FISCAL YEAR

We operate and report our results of operations using a 52/53 week fiscal year ending on the Friday nearest May 31. As used in these financial statements, fiscal 2007, fiscal 2006 and fiscal 2005 refer to our fiscal years ended on June 1, 2007, June 2, 2006 and June 3, 2005, respectively. Fiscal 2005 includes operations for a 53-week period, whereas fiscal 2007 and 2006 each include operations for a 52-week period.

### PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements include the accounts of Oxford Industries, Inc. and any other entities in which we have a controlling financial interest, including our wholly owned domestic and foreign subsidiaries, or entities that meet the definition of a variable interest entity, of which we are deemed to be the primary beneficiary. In determining whether a controlling financial interest exists, we consider ownership of voting interests, as well as other rights of the investors. The results of operations of acquired businesses are included in our consolidated statements of earnings from the respective dates of the acquisitions. All significant intercompany accounts and transactions are eliminated in consolidation.

We account for investments in which we exercise significant influence, but do not control and have not been determined to be the primary beneficiary, using the equity method of accounting. Significant influence is generally presumed to exist when we own between 20% and 50% of the entity. However, as a matter of policy, if we own a greater than 50% ownership interest in an entity and the minority shareholders hold certain rights that allow them to approve or veto certain major decisions of the business, we would also use the equity method of accounting. Under the equity method of accounting, original investments are recorded at cost, and are subsequently adjusted for our contributions, distributions and share of income or losses of the joint ventures. Allocations of income and loss and distributions by the entity are made in accordance with the terms of the individual joint venture agreements. Our investment accounted for under the equity method are included in other assets, net in our consolidated balance sheets and the related income (loss) is included in royalties and other operating income in our consolidated statements of earnings.

Our total investment in unconsolidated entities which are accounted for under the equity method as of June 1, 2007 and June 2, 2006 was $10.4 million and $0.8 million, respectively. Oxford Apparel continues to own an interest in an entity that owns a manufacturing facility in Asia. During fiscal 2007, Oxford Apparel acquired an interest in an entity which owns certain trademarks, including Hathaway. During the first quarter of fiscal 2006, Paradise Shoe Company, LLC, an entity that sold Tommy Bahama shoes, sold substantially all of its assets and distributed substantially all of the proceeds to its investors resulting in a $0.5 million gain for us, which is included in royalties and other operating income in our consolidated statements of earnings.

Equity income (loss) from our investments in unconsolidated entities totaled $1.2 million, ($0.5) million and $0.5 million during fiscal 2007, fiscal 2006 and fiscal 2005, respectively. During fiscal 2007, 2006 and 2005, we purchased approximately $17.1 million, $11.1 million and $13.6 million, respectively, of inventory from our joint ventures accounted for using the equity method of accounting. The net amount due (to) from the unconsolidated entities accounted for using the equity method of accounting was ($0.5) million and $0.5 million at June 1, 2007 and June 2, 2006, respectively.

### REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

Our revenue consists of wholesale, retail store and restaurant sales. We consider revenue realized or realizable and earned when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred, (3) our price to the buyer is fixed and determinable, and (4) collectibility is reasonably assured.

For sales within our wholesale operations, we consider a completed purchase order or some form of electronic communication from the customer requesting the goods persuasive evidence of an agreement. For substantially all of our wholesale sales, our products are considered sold and delivered at the time that the products are shipped as substantially all products are sold based on FOB shipping point terms. This generally coincides with the time that title passes and the risks and rewards of ownership have passed to the customer. For certain transactions in which the goods do not pass through our owned or third party distribution centers and title and the risks and rewards of ownership pass at the time the goods leave the foreign port, revenue is recognized at that time. In certain cases in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. Retail store revenue, net of estimated returns, and restaurant revenues are recorded at the time of sale to consumers. Retail store and restaurant revenues are recorded net of applicable sales taxes in our consolidated statements of earnings.

In the normal course of business we offer certain discounts or allowances to our wholesale customers. Wholesale operations' sales are recorded net of such discounts, allowances, advertising support not specifically relating to the reimbursement for actual advertising expenses by our customers and provisions for estimated returns. As certain allowances and other deductions are not finalized until the end of a season, program or other event which may not have occurred yet, we estimate such discounts and allowances on an ongoing basis considering historical and current trends, projected seasonal results and other factors. We record the discounts, returns and allowances as a reduction to net sales in our consolidated statements of earnings. As of June 1, 2007 and June 2, 2006, reserve balances for these items were $14.4 million and $17.3 million, respectively.

In circumstances where we become aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is taken as a reduction to accounts receivable to reduce the net recognized receivable to the amount reasonably expected to be collected. Such amounts are written off at the time that the amounts are not considered collectible. For all other customers, we recognize reserves for bad debts and uncollectible chargebacks based on our historical collection experience, the financial condition of our customers, an evaluation of current economic conditions and anticipated trends. We record such charges and write-offs to selling, general and administrative expenses in our consolidated statements of earnings. As of June 1, 2007 and June 2, 2006, bad debt reserve balances were $1.9 million and $3.4 million, respectively.

We have determined that gift card balances are unlikely to be redeemed once they have been outstanding for four years and therefore may be recognized as income, subject to applicable laws in certain states. Gift card breakage is included in net sales in our consolidated statements of earnings.

Royalties, which are generally based on the greater of a percentage of the licensee's actual net sales or a contractually determined minimum royalty amount, are recorded based upon the guaranteed minimum levels and adjusted as sales data is received from licensees. We may receive initial payments for the grant of license rights, which are recognized as revenue over the term of the license agreement. Royalties were $13.3 million, $13.4 million and $11.5 million during fiscal 2007, 2006 and 2005, respectively. Such income is included in royalties and other income in our consolidated statements of earnings.

## COST OF GOODS SOLD

We include in cost of goods sold all manufacturing, sourcing and procurement costs and expenses incurred prior to or in association with the receipt of finished goods at our distribution facilities. These costs principally include product cost, inbound freight charges, import costs, purchasing costs, internal transfer costs, direct labor, manufacturing overhead, insurance, duties, brokers' fees and consolidators' fees. For retail operations, in-bound freight from our warehouse to our own retail stores is also included.

Our gross margins may not be directly comparable to those of our competitors, as statement of earnings classifications of certain expenses may vary by company.

## SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

We include in selling, general and administrative expenses, costs incurred subsequent to the receipt of finished goods at our distribution facilities, such as the cost of inspection, stocking, warehousing, picking and packing, and shipping and handling of goods for delivery to customers. Selling, general and administrative expenses also include product design costs, selling costs, royalty costs, advertising, promotion and marketing expenses, professional fees, other general and administrative expenses and our corporate overhead costs. Additionally, all costs associated with the operations of our retail stores and restaurants, such as labor and occupancy costs, are included in selling, general and administrative expenses.

Distribution network costs, including shipping and handling, are included as a component of selling, general and administrative expenses. In fiscal 2007, 2006 and 2005, distribution network costs, including shipping and handling, included in selling, general and administrative expenses totaled approximately $31.4 million, $28.9 million and $28.3 million, respectively. We generally classify amounts billed to customers for shipping and handling fees as revenues and classify costs related to shipping in selling, general and administrative expenses in our consolidated statements of earnings.

All costs associated with advertising, promoting and marketing of our products are expensed during the periods when the advertisement first shows. Costs associated with cooperative advertising programs under which we agree to make general contributions to the customers' advertising and promotional funds are recorded as a reduction to net sales as recognized. If we negotiate an advertising plan and share in the cost for an advertising plan that is for specific ads run to market specific products purchased by the customer from us, and the customer is required to provide proof that the advertisement was run, such costs are recognized as selling, general and administrative expenses. Advertising, promotions and marketing expenses included in selling, general and administrative expense in fiscal 2007, 2006 and 2005 were $25.2 million, $26.4 million and $26.9 million, respectively. Prepaid advertising, promotions and marketing expenses related to continuing operations included in prepaid expenses in our consolidated balance sheets as of June 1, 2007 and June 2, 2006 were $1.6 million and $1.4 million, respectively.

Royalty expenses related to continuing operations recognized as selling, general and administrative expense in fiscal 2007, 2006 and 2005 were $8.8 million, $10.4 million and $9.2 million, respectively. Such amounts are dependent upon sales of our products which we sell pursuant to the terms of a license agreement with another party.

## CASH AND CASH EQUIVALENTS

We consider cash equivalents to be short-term investments with original maturities of three months or less for purposes of our consolidated statements of cash flows.

## INVENTORIES

For operating group reporting, inventory is carried at the lower of FIFO cost or market. We continually evaluate the composition of our inventories for identification of distressed inventory. For wholesale inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods. For retail inventory, we provide an allowance for shrinkage and goods expected to be sold below cost. Each of these estimates are based on our historical experience as well as an assessment of the inventory quantity, quality and mix, consumer and retailer preferences and the current market conditions.

For consolidated financial reporting, significant portions of our inventories are valued at the lower of LIFO cost or market. LIFO inventory calculations are made on a legal entity basis which does not correspond to our operating group definitions. Therefore, LIFO inventory accounting adjustments are not allocated to the respective operating groups. As part of LIFO accounting, markdowns for inventory valued at LIFO cost are deferred until the period in which the goods are sold. However, in non-routine circumstances, such as discontinuance of a product line, markdowns below the allocated LIFO reserve are not deferred. Both the LIFO reserve and the markdown deferral are reflected in Corporate and Other for operating group reporting purposes included in Note 10.

During fiscal 2006, we adopted Financial Accounting Standards Board, or FASB, Statement No. 151 "Inventory Costs, an Amendment of ARB No. 43 Chapter 4" ("FAS 151"). FAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB No. 43. The adoption of FAS 151 did not have a material impact on our consolidated financial statements.

## PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, including any assets under capital leases and our assets paid for by landlords as a tenant improvement allowance, is carried at cost less accumulated depreciation. Additions are capitalized while repair and maintenance costs are charged to operations as incurred. Depreciation is calculated using both straight-line and accelerated methods generally over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Buildings and improvements | 7 - 50 years |
| Machinery and equipment | 2 - 15 years |
| Leasehold improvements | Lesser of remaining life of the asset or lease term |

Property, plant and equipment is reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. If expected future undiscounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. During fiscal 2007, 2006 and 2005, we did not recognize any material impairment charges for property, plant and equipment.

## GOODWILL, NET

Goodwill is recognized as the amount by which the cost to acquire a company or group of assets exceeds the fair value of assets acquired less any liabilities assumed at acquisition. Such goodwill is allocated to the respective reporting unit at the time of acquisition. Goodwill is not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the goodwill might be impaired. The evaluation of the recoverability of goodwill includes valuations of each applicable underlying business using fair value techniques and market comparables which may include a discounted cash flow analysis or an independent appraisal. The discount rate used in this analysis is an estimate of the risk adjusted market-based cost of capital. If this analysis indicates an impairment of goodwill balances, the impairment is recognized in the consolidated financial statements.

We test goodwill for impairment as of the first day of the fourth quarter, which coincides with the timing of our annual budgeting process that is used in estimating future cash flows for the analysis. No impairment of goodwill was identified during fiscal 2007, 2006 or 2005.

## INTANGIBLE ASSETS, NET

At acquisition, we estimate and record the fair value of purchased intangible assets, which primarily consist of trademarks and trade names, license agreements and customer relationships. The fair values of these intangible assets are estimated based on management's assessment as well as independent third party appraisals in some cases. Such valuation may include a discounted cash flow analysis of anticipated revenues or cost savings resulting from the acquired intangible asset using an estimate of a risk-adjusted market-based cost of capital as the discount rate.

Amortization of intangible assets with finite lives, which consist of license agreements, certain trademarks, customer relationships and covenants not to compete, is recognized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. We amortize our intangible assets with finite lives for periods of up to 20 years. Intangible assets with finite lives are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying amount may not be recoverable. If expected future undiscounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. No impairment charges for intangible assets with finite lives were recognized during fiscal 2007, 2006 or 2005.

Trademarks and other intangible assets with indefinite lives are not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. The evaluation of the recoverability of intangible assets with indefinite lives includes valuations based on a discounted cash flow analysis. The fair values of trademarks are estimated on an annual basis utilizing the relief from royalty method. If this analysis indicates an impairment of an intangible asset with an indefinite useful life, the amount of the impairment is recognized in the consolidated financial statements based on the amount that the carrying value exceeds the estimated fair value of the asset.

We test intangible assets with indefinite lives for impairment as of the first day of the fourth quarter, which coincides with the timing of our annual budgeting process that is used in estimating future cash flows for the analysis. No impairment of intangible assets with indefinite lives was identified during fiscal 2007, 2006 and 2005.

## PREPAID EXPENSES AND OTHER NON-CURRENT ASSETS, NET

Amounts included in prepaid expenses primarily consist of prepaid operating expenses including rent, taxes, insurance and royalties. Other non-current assets primarily consist of investments in joint ventures which are accounted for on the equity method, deferred financing costs and investments related to our deferred compensation plans.

Deferred financing costs are amortized on a straight-line basis, which approximates an effective interest method over the life of the related debt. Amortization expense for deferred financing costs, which is included in interest expense in the consolidated statements of earnings was $2.3 million, $2.3 million and $4.3 million during fiscal 2007, 2006 and 2005, respectively. In fiscal 2005, approximately $1.8 million of unamortized deferred financing costs were written off as a result of an amendment to certain of our financing arrangements and were included in the amortization expense amount above. Unamortized deferred financing costs totaled approximately $6.6 million and $8.9 million at June 1, 2007 and June 2, 2006, respectively.

Deferred license fees are amortized over the life of the related license agreement.

Investments held for our deferred compensation plans, consist of marketable securities and insurance contracts. These securities approximate the participant-directed investment selections underlying the deferred compensation liabilities. These investments, which are held in an irrevocable trust, are recorded at fair value based on quoted prices in an active market or based on valuations provided by insurance carriers. Realized and unrealized gains and losses on these investments are recorded in our consolidated statements of earnings and substantially offset the changes in deferred compensation liabilities to participants resulting from changes in market values. The total fair value of these investments as of June 1, 2007 and June 2, 2006 was $11.1 million and $8.5 million, respectively.

### TRADE ACCOUNTS PAYABLE, ACCRUED COMPENSATION AND OTHER ACCRUED EXPENSES

Liabilities for trade accounts payable, accrued compensation and other accrued expenses are carried at cost which is the fair value of the consideration expected to be paid in the future for goods and services received whether or not billed to us. Accruals for employee insurance and workers compensation, which are included in accounts payable and other accrued expenses in our consolidated balance sheets, include estimated settlements for known claims, as well as accruals for estimates of incurred but not reported claims based on our claims experience and statistical trends.

We are subject to certain claims and assessments related to legal, environmental or tax items in the ordinary course of business. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in the consolidated financial statements. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, we are unable to make a reasonable estimate of a liability, if any, and therefore have not recorded a reserve. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

### DIVIDENDS

Dividends are accrued at the time that the dividend is declared by our board of directors. During fiscal 2007, dividends were paid before the end of the quarter in which they were declared, but in prior years dividends were paid subsequent to the end of the quarter.

### OTHER COMPREHENSIVE INCOME

Other comprehensive income includes all changes in equity from non-owner sources such as foreign currency translation adjustments. During fiscal 2007, 2006 and 2005, foreign currency translation adjustments were the only items recorded in other comprehensive income.

### FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in amounts other than the functional currency are remeasured into the functional currency at the rate of exchange in effect on the balance sheet date and income and expenses are remeasured at the average rates of exchange prevailing during the reporting period. The impact of any such remeasurement is recognized in our consolidated statements of earnings in the respective period. These gains and losses were not material for fiscal 2007, 2006 and 2005. The financial statements of our subsidiaries for which the functional currency is a currency other than the United States dollar are translated into United States dollars at the rate of exchange in effect on the balance sheet date for the balance sheet and at the average rates of exchange prevailing during the period for the statements of earnings. The impact of such translation is recognized in accumulated other comprehensive income in our consolidated balance sheets.

### FORWARD FOREIGN EXCHANGE CONTRACTS

We are exposed to foreign exchange risk when we purchase or sell goods in foreign currencies. We may enter into short-term forward foreign exchange contracts in the ordinary course of business to mitigate the risk associated with foreign exchange rate fluctuations related to purchases of inventory by certain of our foreign subsidiaries. To date, our forward foreign exchange contracts have not been designated as hedges for accounting purposes, thus the changes in fair value of the derivative instruments are included in earnings. Such contracts have not been entered into for speculative purposes. Unrealized gains and losses on outstanding foreign currency exchange contracts used to mitigate currency risk on future purchases are included in earnings as a component of selling, general and administrative expenses in our consolidated statements of earnings and recognized as an asset or liability in our consolidated balance sheets. Fair values for such contracts are generally obtained from counterparties. Although we did have forward foreign exchange contracts outstanding at times during fiscal 2007, 2006 and 2005, as of June 1, 2007 and June 2, 2006, we did not have any forward foreign exchange contracts outstanding.

### FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. Given their short-term nature, the carrying amounts of cash and cash equivalents, receivables and accounts payable approximate their fair values. The carrying amounts of our variable rate borrowings approximate their fair value as the interest rate changes with the market rate. The fair value of our fixed rate debt is approximately $208.0 million as of June 1, 2007 based on a discounted cash flow assessment of the required principal and interest payments using a market-based discount rate.

## CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

Our financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable, for which the total exposure is limited to the amount recognized in our consolidated balance sheets. We sell our merchandise in all major retail distribution channels across the United States, as well as some distribution channels in other countries. We extend and continuously monitor credit risk based on an evaluation of the customer's financial condition and credit history and generally require no collateral. Credit risk is impacted by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. Additionally, a decision by the controlling owner of a group of stores or any significant customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have a material adverse effect on our results of operations in future periods. Macy's, our largest customer, accounted for 10% of our consolidated net sales in fiscal 2007. No customer accounted for greater than 10% of our consolidated net sales from continuing operations during fiscal 2006 and 2005. Macy's and Nordstroms accounted for 14% and 13%, respectively, of our consolidated net accounts receivable as of June 1, 2007.

In fiscal 2007, one customer represented 15% of Tommy Bahama net sales. One customer represented 11% of Ben Sherman net sales. Two customers represented 18% and 11% of Oxford Apparel net sales. Two customers represented 27% and 24% of Lanier Clothes net sales.

In fiscal 2006, one customer represented 16% of Tommy Bahama net sales. One customer represented 12% of Ben Sherman net sales. One customer represented 20% of Oxford Apparel net sales. Three customers represented 24%, 24% and 13% of Lanier Clothes net sales.

In fiscal 2005, one customer represented 17% of Tommy Bahama net sales. One customer represented 13% of Ben Sherman net sales. Two customers represented 25% and 11% of Oxford Apparel net sales. Three customers represented 29%, 25% and 18% of Lanier Clothes net sales.

## LEASES

In the ordinary course of business we enter into lease agreements for retail, office and warehouse/distribution space, as well as leases for certain plant and equipment. The leases have varying terms and expirations and frequently have provisions to extend, renew or terminate the lease agreement, among other terms and conditions, as negotiated. We assess the lease at inception and determine whether the lease qualifies as a capital or operating lease. Assets leased under capital leases and the related liabilities are included in our consolidated balance sheets in property, plant and equipment and short-term and long-term debt, respectively. Assets leased under operating leases are not recognized as assets and liabilities in our consolidated balance sheets.

When a non-cancelable operating lease includes any fixed escalation clauses, lease incentives for rent holidays or landlord build-out related allowances, rent expense is recognized on a straight-line basis over the initial term of the lease from the date that we take possession of the space. The excess between the average rental amount and amounts currently payable under the lease is recorded in other non-current liabilities on our consolidated balance sheets. Deferred rent as of June 1, 2007 and June 2, 2006 was approximately $25.0 million and $16.0 million, respectively. Contingent rents, including those based on a percentage of retail sales over stated levels, and rental payment increases based on a contingent future event are recognized as the expense is incurred.

## INCOME TAXES

We recognize deferred tax liabilities and assets based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the period in which such amounts are expected to be realized or settled. Our policy is to recognize net deferred tax assets, whose realization is dependent on taxable earnings in future years, when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future. We also provide for a reserve for items when a greater than 50% probability exists that a tax deduction taken would be disallowed under examination by the taxing authority. No material valuation allowances have been recognized in our financial statements.

We receive a United States income tax benefit upon the exercise of the majority of our employee stock options. The benefit is equal to the difference between the fair market value of the stock at the time of the exercise and the option price, times the approximate tax rate. We have recorded the benefit associated with the exercise of employee stock options as a reduction to income taxes payable. To the extent compensation expense has been recorded, income tax expense is reduced. Any additional benefit is recorded directly to shareholders' equity in our consolidated balance sheets.

Interest and penalties related to income taxes are recorded in interest and selling, general and administrative expenses in our consolidated statements of earnings, respectively. All periods including and subsequent to fiscal 2004 remain subject to examination by tax authorities.

## DISCONTINUED OPERATIONS

On June 2, 2006, we sold substantially all of the net assets and operations of our Womenswear Group for approximately $37 million. The results of operations for this business have been reported as discontinued operations in our consolidated statements of earnings. The assets and liabilities related to these discontinued operations have been reclassified to current assets, non-current assets, current liabilities and non-current liabilities related to discontinued operations, as applicable.

Proceeds from the transaction were equivalent to the net tangible assets of the Womenswear Group as of June 2, 2006 which were sold, plus $25 million. We recognized an after-tax gain on sale of the discontinued operations of approximately $10.4 million, which represented the proceeds less the book value of the goodwill related to the Womenswear Group operations of $4.0 million, transaction costs primarily consisting of professional fees of $0.5 million, payments to the employees of the Womenswear Group of approximately $1.9 million, stock compensation costs of approximately $1.8 million related to the modification of certain stock option and restricted stock awards of the employees of the Womenswear Group and income taxes of approximately $6.3 million related to the transaction.

With respect to interest expense, we have allocated interest expense to earnings from discontinued operations based on the net proceeds from the transaction, as well as the proceeds from the settlement of the retained assets and liabilities related to the discontinued operations. All proceeds from the transaction and the conversion of the retained assets were used to repay debt on our U.S. Revolver (as defined in Note 5). Approximately $1.9 million, and $1.8 million of corporate service costs for fiscal 2006 and 2005, respectively, that were allocated to our Womenswear Group prior to its classification as discontinued operations were not classified as discontinued operations, but instead included in Corporate and Other as those corporate costs may continue. The income tax rate used for the tax effect of the discontinued operations is based on the domestic effective rate of Oxford Industries, Inc. as the assets and operations disposed of were primarily domestic operations of that entity and should not be impacted by rates in foreign jurisdictions or rates of other subsidiaries.

As of June 2, 2006, amounts included in current assets related to discontinued operations consisted of approximately $48.2 million of receivables, net and $11.0 million of inventories. During fiscal 2007, we collected the outstanding accounts receivable from our customers and sold the goods-in-transit of our Womenswear Group as of the date of the transaction as the goods were delivered to the purchaser of our Womenswear Group operations. Net sales for our Womenswear Group were $10.8 million, $285.2 million and $256.8 million in fiscal 2007, 2006 and 2005, respectively. Pretax profit recognized in discontinued operations were ($0.3) million, $14.3 million and $9.5 million in fiscal 2007, 2006 and 2005, respectively. Tax expense allocated to discontinued operations, excluding the amount allocated related to the transaction in fiscal 2006, were ($0.1) million, $5.4 million and $3.6 million in fiscal 2007, 2006 and 2005, respectively.

In connection with the transaction, we, among other things, entered into a license agreement with the purchaser pursuant to which we granted a perpetual license (subject to the limitations set forth in the license agreement) to the purchaser to use the trade name "Oxford Collections," a services agreement with the purchaser pursuant to which we will, for a period of up to 18 months, provide certain transitional support services to the purchaser in its operation of the transferred assets, and a limited non-competition agreement with the purchaser pursuant to which we have agreed (subject to the exceptions set forth in the non-competition agreement) not to engage in certain activities through May 2009.

## STOCK-BASED COMPENSATION

We have certain stock-based employee compensation plans as described in Note 7, which provide for the ability to grant stock options, restricted stock and other stock-based awards to our employees. On June 3, 2006, we adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment" (FAS 123R). FAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and amends FASB Statement No. 95, "Statement of Cash Flows." FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of earnings based on their fair values. Pro forma disclosure is no longer an alternative.

Upon adoption of FAS 123R, we applied the modified prospective transition method. Under this transition method, we (1) did not restate any prior periods and (2) are recognizing compensation expense for all share-based payment awards that were outstanding, but not yet vested, as of June 3, 2006, based upon the same estimated grant-date fair values and service periods used to prepare our pro forma disclosures in prior years. The fair values of these stock options were estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: risk-free interest rates between 4.565% and 6.510%, dividend yields between 1.28% and 4.87%, volatility factors between 0.2814 and 0.3525, and expected lives of ten years.

In fiscal 2006 and fiscal 2005, we accounted for employee stock compensation using the intrinsic value method. No compensation expense is generally recognized related to stock options using the intrinsic value method because the exercise price of our employee stock option equaled the market price of the underlying stock on the date of grant. To the extent that stock options are modified, which may result in a new measurement date and the recognition of compensation expense, such expense is included in selling, general and administrative expense in our consolidated statements of earnings.

Using the fair value method and the intrinsic value method, compensation expense, with a corresponding entry to additional paid-in capital, is recognized related to the issuance of restricted stock awards which are generally dependent upon us meeting certain performance measures in one year and the employee remaining employed by us for a specified time subsequent to the performance period. The amount of compensation expense recognized over the performance and vesting period is calculated based upon the market value of the shares on the grant date. The compensation expense is recognized on a straight-line basis over the performance period and required service period. To the extent that unvested stock awards are forfeited, the previously recognized expense is reversed.

During fiscal 2007, 2006 and 2005, we recognized stock compensation expense of approximately $2.4 million, $1.3 million and $0.9 million, respectively, in net earnings from continuing operations. During fiscal 2007, this expense consists of approximately $1.4 million related to restricted stock awards, which would have been recognized under the fair value or intrinsic value method and approximately $1.0 million (or $0.7 million after-tax and $0.04 per common share after-tax) related to stock options and our employee stock purchase plan which would not have been expensed under the intrinsic value method. In fiscal 2006, all stock compensation expense included in continuing operations related to restricted stock. In fiscal 2005, $0.5 million and $0.4 million of stock compensation included in continuing operations related to restricted stock and the modification of stock option awards, respectively. The income tax benefit related to the compensation cost was approximately $0.9 million, $0.5 million and $0.3 million during fiscal 2007, 2006 and 2005, respectively. The adoption of FAS 123R resulted in a decrease in cash flow from operations and a increase in cash flow from financing activities of approximately $1.1 million in fiscal 2007.

The effect on continuing operations and net income of applying the fair value method to our stock option plans in fiscal 2006 and fiscal 2005 is demonstrated below (amounts in thousands, except per share amounts):

| | Fiscal 2006 | Fiscal 2005 |
|---|---|---|
| Net earnings from continuing operations, as reported | $51,201 | $43,951 |
| Add: Total stock-based employee compensation expense recognized in continuing operations as determined under intrinsic value method for all awards, net of related tax effects | 843 | 597 |
| Deduct: Total stock-based employee compensation expense to be recognized in continuing operations determined under fair value based method for all awards, net of related tax effects | (1,520) | (1,331) |
| Pro forma net earnings from continuing operations | $50,524 | $43,217 |
| Basic net earnings from continuing operations per common share as reported | $ 2.93 | $ 2.62 |
| Pro forma basic net earnings from continuing operations per common share | $ 2.89 | $ 2.57 |
| Diluted net earnings from continuing operations per common share as reported | $ 2.88 | $ 2.53 |
| Pro forma diluted net earnings from continuing operations per common share | $ 2.85 | $ 2.52 |
| Net earnings as reported | $70,471 | $49,827 |
| Add: Total stock-based employee compensation expense recognized net earnings as determined under intrinsic value method for all awards, net of related tax effects | 2,079 | 639 |
| Deduct: Total stock-based employee compensation expense to be recognized in net earnings determined under fair value based method for all awards, net of related tax effects | (2,854) | (1,486) |
| Pro forma net earnings | $69,696 | $48,980 |
| Basic net earnings per common share as reported | $ 4.03 | $ 2.97 |
| Pro forma basic net earnings per common share | $ 3.98 | $ 2.92 |
| Diluted net earnings per common share as reported | $ 3.96 | $ 2.87 |
| Pro forma diluted net earnings per common share | $ 3.93 | $ 2.85 |

### EARNINGS PER SHARE

Basic earnings per share is based on the weighted-average number of common shares outstanding during the period without any consideration for the impact of shares which are issuable upon the exercise of a stock option or unvested shares which are contingent upon an employee providing future services.

Diluted earnings per common share includes the effect of all stock options and unvested common shares outstanding during the period using the treasury stock method. The treasury stock method assumes that shares are issued for stock options and restricted shares that are "in the money," and that we use the proceeds of such stock option exercises to repurchase shares at the average market value of our shares for the respective period. For purposes of the treasury stock method, proceeds consist of cash to be paid, future compensation expense to be recognized and the amount of tax benefits, if any, that will be credited to additional paid-in capital assuming exercise of the stock options and vesting of the unvested shares.

For purposes of calculating diluted earnings per share, shares issuable pursuant to any earn-out agreements and any performance based stock awards are included in the calculation as of the first day of the quarter in which the performance criteria is met. During fiscal 2005, approximately 485,000 shares were included in the calculation as of the first day of the fourth quarter, which is the period that the earn-out targets were met, although the shares were not issued until the next fiscal year. No shares related to the fiscal 2007 and 2006 earn-out payment were included in the calculation of diluted shares outstanding as it is our intention to pay the fiscal 2007 earn-out in cash rather than common stock, and we paid the fiscal 2006 earn-out in cash.



### SEASONALITY

Although our various product lines are sold on a year-round basis, the demand for specific products or styles may be highly seasonal. For example, the demand for golf and Tommy Bahama products is higher in the spring and summer seasons. Products are sold prior to each of the retail selling seasons, including spring, summer, fall and holiday. As the timing of product shipments and other events affecting the retail business may vary, results for any particular quarter may not be indicative of results for the full year. The percentage of net sales by quarter for fiscal 2007 was 25%, 26%, 24% and 25%, respectively, and the percentage of operating income by quarter for fiscal 2007 was 23%, 25%, 19% and 33%, respectively, which may not be indicative of the distribution in future years.

### USE OF ESTIMATES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make certain estimates and assumptions that affect the amounts reported as assets, liabilities, revenues and expenses in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

### RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 is applicable for fiscal 2008. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement is only addressed if step one has been satisfied. The tax benefit recorded is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. Those tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period they meet the more-likely-than-not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations. De-recognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 also requires expanded disclosure requirements. We are currently assessing the potential impact of adopting FIN 48.

In September 2006, the FASB issued FASB Statement No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 is applicable in fiscal 2008. FAS 157 provides enhanced guidance for using fair value measure of assets and liabilities. The standard also requires additional disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. We do not anticipate that the adoption of FAS 157 will have a material impact upon adoption.

In February 2007, the FASB issued FASB Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 is applicable in fiscal 2009; however, we anticipate adopting FAS 159 in fiscal 2008. FAS 159 permits entities to choose to measure eligible items in the balance sheet at fair value at specified election dates with the unrealized gains and losses recognized in earnings. We do not anticipate that the adoption of FAS 159 will have a material impact upon adoption.

EITF 06-4 "Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4") was ratified in September 2006 and is effective for all fiscal years beginning after December 15, 2007. EITF 06-4 requires that the post-retirement benefit portion of an endorsement-type split-dollar life insurance policy should be recognized as a liability because the obligation is not effectively settled by the purchase of the life insurance policy. The liability for future benefits would be recognized based on the substantive agreement with the employee (which provides a future death benefit). EITF 06-4 is applicable for fiscal 2008, and we will recognize the effect of this change in accounting principle through a cumulative-effect adjustment to beginning retained earnings as of June 2, 2007. We estimate that the cumulative-effect adjustment will be an increase in liabilities and a reduction of retained earnings of approximately $0.7 million.

## NOTE 2. INVENTORIES

The components of inventories are summarized as follows (in thousands):

| | June 1, 2007 | June 2, 2006 |
|---|---|---|
| Finished goods | $139,087 | $125,466 |
| Work in process | 12,031 | 9,774 |
| Fabric, trim and supplies | 25,498 | 26,308 |
| LIFO Reserve | (39,283) | (37,954) |
| Total inventory | $137,333 | $123,594 |

As of June 1, 2007, approximately 60% of our inventories are accounted for using the LIFO method.

## NOTE 3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, carried at cost, are summarized as follows (in thousands):

| | June 1, 2007 | June 2, 2006 |
|---|---|---|
| Land | $ 2,021 | $ 2,045 |
| Buildings | 26,717 | 29,606 |
| Machinery and equipment | 70,445 | 64,016 |
| Leasehold improvements | 79,948 | 63,430 |
| Subtotal | 179,131 | 159,097 |
| Less accumulated depreciation and amortization | (91,808) | (85,434) |
| Total property, plant and equipment, net | $ 87,323 | $ 73,663 |

## NOTE 4. GOODWILL AND INTANGIBLE ASSETS

Intangible assets by category are summarized below (in thousands):

| | June 1, 2007 | June 2, 2006 |
|---|---|---|
| Intangible assets with finite lives: | | |
| Gross carrying amount: | | |
| License agreements | $ 21,309 | $ 21,114 |
| Customer relationships | 19,757 | 19,603 |
| Trademarks | 4,827 | – |
| Covenant not to compete | 460 | 460 |
| Subtotal | 46,353 | 41,177 |
| Accumulated amortization: | | |
| License agreements | (16,617) | (12,207) |
| Customer relationships | (12,384) | (10,677) |
| Trademarks | (149) | – |
| Covenant not to compete | (460) | (345) |
| Subtotal | (29,610) | (23,229) |
| Total intangible assets with finite lives, net | 16,743 | 17,948 |
| Intangible assets with indefinite lives: | | |
| Trademarks | 217,338 | 216,505 |
| Total intangible assets, net | $234,081 | $234,453 |

During fiscal 2007, we determined that certain trademarks previously considered to have an indefinite life have a finite life and reclassified those amounts to trademarks with finite lives above. The useful lives assigned to these trademarks range from 10 to 20 years. Based on the current estimated useful lives assigned to our intangible assets, amortization expense for the twelve months ending May 2008, 2009, 2010, 2011 and 2012 is projected to total $4.7 million, $2.4 million, $2.0 million, $1.7 million and $1.3 million, respectively.

The changes in the carrying amount of goodwill for fiscal 2007, 2006 and 2005, which primarily related to the acquisition of Tommy Bahama in June 2003 and Ben Sherman in July 2004, are as follows (in thousands):

| | |
|---|---|
| Balance, May 28, 2004 | $111,434 |
| Ben Sherman acquisition | 46,325 |
| Tommy Bahama acquisition fiscal 2005 earn-out | 26,331 |
| Other | 481 |
| Balance, June 3, 2005 | 184,571 |
| Tommy Bahama acquisition fiscal 2006 earn-out | 12,258 |
| Other | 2,403 |
| Balance, June 2, 2006 | 199,232 |
| Tommy Bahama acquisition fiscal 2007 earn-out and cumulative earn-out | 22,264 |
| Other | 934 |
| Balance, June 1, 2007 | $222,430 |

The goodwill related to the Ben Sherman and the Tommy Bahama acquisitions were allocated to the Ben Sherman and Tommy Bahama, respectively.

## NOTE 5. DEBT

The following table details our debt (in thousands) as of the dates specified:

| | June 1, 2007 | June 2, 2006 |
|---|---|---|
| $280 million U.S. Secured Revolving Credit Facility ("U.S. Revolver"), which accrues interest, unused line fees and letter of credit fees based upon a pricing grid which is tied to certain debt ratios, requires interest payments monthly with principal due at maturity (July 2009), and is collateralized by substantially all the assets of the company and its domestic subsidiaries | $ — | $ 900 |
| £12 million Senior Secured Revolving Credit Facility ("U.K. Revolver"), which accrues interest at the bank's base rate plus 1.0%, requires interest payments monthly with principal payable on demand or at maturity (July 2007), and is collateralized by substantially all the United Kingdom assets of Ben Sherman | — | 102 |
| $200 million Senior Unsecured Notes ("Senior Unsecured Notes"), which accrue interest at 8.875% (effective interest rate of 9.0%) and require interest payments semi-annually on June 1 and December 1 of each year, require payment of principal at maturity (June 2011), are subject to certain prepayment penalties, and are guaranteed by our domestic subsidiaries | 200,000 | 200,000 |
| Other debt | 403 | 35 |
| Total debt | 200,403 | 201,037 |
| Unamortized discount on Senior Unsecured Notes | (706) | (884) |
| Short-term debt and current maturities of long-term debt | (403) | (130) |
| Long-term debt, less current maturities | $199,294 | $ 200,023 |

The U.S. Revolver, the U.K. Revolver and the Senior Unsecured Notes each include certain debt covenant restrictions that require us or our subsidiaries to maintain certain financial ratios that are customary for similar facilities. The U.S. Revolver also includes limitations on certain restricted payments such as earn-outs, payment of dividends and prepayment of debt. As of June 1, 2007, we were compliant with all financial covenants and restricted payment clauses related to our debt agreements.

The U.S. Revolver and U.K. Revolver are used to finance trade letters of credit and standby letters of credit as well as provide funding for other operating activities and acquisitions, if any. As of June 1, 2007, approximately $54.6 million of trade letters of credit and other limitations on availability were outstanding against the U.S. Revolver and the U.K. Revolver. The aggregate net availability under our U.S. Revolver and U.K. Revolver agreements was approximately $245.8 million as of June 1, 2007.

The Senior Unsecured Notes are subject to redemption at any time after June 1, 2007, at our option, in whole or in part, on not less than 30 nor more than 60 days' prior notice. During the period from June 1, 2007 through May 31, 2008, the amount paid at redemption would be equal to 104.438% of the aggregate principal amount of the Senior Unsecured Notes to be redeemed together with accrued and unpaid interest, if any, to the date of redemption. During the period from June 1, 2008 through May 31, 2009, the amount paid at redemption would be equal to 102.219% of the aggregate principal amount of the Senior Unsecured Notes to be redeemed together with accrued and unpaid interest, if any, to the date of redemption. Subsequent to June 1, 2009, the amount paid at redemption would be equal to 100.000% of the aggregate principal amount of the Senior Unsecured Notes to be redeemed together with accrued and unpaid interest, if any, to the date of redemption.

The aggregate maturities of debt are as follows (in thousands):

| Twelve Months Ending May | |
|---|---|
| 2008 | $ 403 |
| 2009 | – |
| 2010 | – |
| 2011 | 200,000 |
| 2012 | – |
| Thereafter | – |
| | $200,403 |

## NOTE 6. COMMITMENTS AND CONTINGENCIES

We have operating lease agreements for buildings, retail space, sales offices and equipment with varying terms. The aggregate minimum rental commitments for all non-cancelable operating real property leases with original terms in excess of one year are $30.0 million, $30.4 million, $30.0 million, $28.5 million, $26.8 million and $92.1 million for the twelve months ending May 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. Additionally, most leases provide for additional payments of real estate taxes, insurance and other operating expenses applicable to the property which are not included in the aggregate minimum rental commitments above. The total rent expense under all leases related to continuing operations was $37.7 million, $34.3 million and $29.5 million in fiscal 2007, 2006 and 2005, respectively, which includes contingent rent expense of $1.2 million, $1.1 million and $1.0 million during fiscal 2007, 2006 and 2005, respectively.

We are also obligated under certain apparel license and design agreements related to continuing operations to make future minimum payments of $8.2 million, $7.7 million, $4.1 million, $2.7 million and $1.3 million for the twelve months ending May 2008, 2009, 2010, 2011 and 2012, respectively, and none thereafter. These amounts do not include amounts due under arrangements which require a royalty fee or sales commission based on a specified percentage of net sales in future periods.

In a prior fiscal year, we discovered the presence of a hazardous waste on one of our properties. We believe that remedial action will be required, including continued investigation, monitoring and treatment of groundwater and soil. In a prior year, we provided $4.5 million for the remediation of this site, which is included in other non-current liabilities in our consolidated balance sheets. The amount recorded represents our best estimate of the cost to clean up this site based on currently available information. This estimate may change in future periods as more information on the activities required to remediate this site become known.

During fiscal 2007, 2006, 2005 and 2004, the selling stockholders of Tommy Bahama earned the maximum amount specified in the related earn-out agreement as the performance targets were met in each year. All of these amounts have been paid except for the fiscal 2007 earn-out of $12.5 million which will be paid in cash in fiscal 2008. Additionally, as the cumulative earnings exceeded the cumulative targets from the date of acquisition through June 1, 2007, the selling stockholders of Tommy Bahama will receive an additional cash payment of $10.5 million in fiscal 2008 subject to the terms of the earn-out agreement. After considering all payments, the total purchase price for Tommy Bahama was approximately $339.5 million, consisting of $240 million in cash and $10 million in our common stock at closing, approximately $3.4 million in transaction costs and total earn-out payments of $86.1 million, of which $38.4 million was paid in common stock. Other than the payment of the $23.0 million noted above, no additional payments are required to be paid under the earn-out agreement.

Approximately 95% of the total value of the contingent payments, paid to selling stockholders was treated as additional purchase price and recorded as goodwill in our consolidated balance sheets. The remaining 5% of the total value of all consideration that was due and payable under the earn-out agreement has been designated to be paid toward an employee cash bonus plan to be distributed to employees of Tommy Bahama under the terms of the plan. The contingent payments designated toward the employee cash bonus plan were charged to selling, general and administrative expense in our consolidated statements of earnings in the respective period.

## NOTE 7. STOCK OPTIONS AND RESTRICTED STOCK AWARDS

### LONG-TERM STOCK INCENTIVE PLAN

At June 1, 2007, approximately 0.9 million share awards were available for issuance under our Long-Term Stock Incentive Plan (the "Long-Term Stock Incentive Plan"), which was approved by our shareholders on October 5, 2004. The plan allows us to grant stock-based awards to employees and non-executive directors including stock options, stock appreciation rights, restricted stock and other performance-based benefits. Shares granted under our previous stock incentive plans, the 1992 Stock Option Plan and the 1997 Stock Option Plan continue to be governed under those plans and the individual agreements with respect to provisions relating to exercise, termination and forfeiture. No additional grants are available under the previous plans. Under the previous plans, we typically granted stock options to employees at the end of each fiscal year or at certain other times as determined by the board of directors through December 2003. Stock options were granted with an exercise price equal to the stock's fair market value on the date of grant. The stock options have ten-year terms and vest and become exercisable in increments of 20% on each anniversary from the date of grant.

In fiscal 2005, upon inception of the Long-Term Stock Incentive Plan, we transitioned from the use of options to performance and service based restricted stock awards as the primary vehicle in our stock-based compensation strategy, although we are not prohibited from granting other types of share-based compensation awards. The value of the restricted stock awards are based on the grant-date fair value.

During fiscal 2007 and 2006, we issued restricted stock awards to certain employees and members of our board of directors based on our achievement of certain performance criteria in fiscal 2006 and 2005, respectively. The restricted shares will generally vest three years from the end of the fiscal year in which the awards were earned if the employee is still employed by us on that date. At the time that the shares are issued, the shareholder is entitled to the same dividend and voting rights as other holders of our common stock. The employee is restricted from transferring or selling the restricted shares and forfeits the shares upon the termination of employment prior to the end of the vesting period. The specific provisions of the awards, including exercisability and term of the award, are evidenced by agreements with the employee as determined by the compensation committee. No restricted stock awards were issued for fiscal 2007 as the performance criteria specified at the grant date was not met.

The table below summarizes the restricted stock award activity for these awards during fiscal 2007 and fiscal 2006:

| | Fiscal 2007 | Fiscal 2006 |
|---|---|---|
| Outstanding at June 2, 2006 | 67,125 | – |
| Issued | 40,440 | 72,225 |
| Vested | (13,536) | (4,725) |
| Forfeited | (5,119) | (375) |
| Outstanding at June 1, 2007 | 88,910 | 67,125 |

In addition, in fiscal 2007, 2006 and 2005, we paid a portion of each non-executive directors' compensation by granting restricted stock awards to our non-executive directors. The non-executive directors must complete the current term of service on the board; otherwise, the restricted shares are subject to forfeiture. On the date of grant, the non-executive directors are entitled to the same dividend and voting rights of other holders of our common stock. The non-executive directors are restricted from transferring or selling the restricted shares prior to the end of the vesting period. As of June 1, 2007, approximately 9,000 such awards were outstanding and unvested.

As of June 1, 2007, there was approximately $1.3 million of unrecognized compensation cost related to unvested share-based compensation awards which have been issued. That cost is expected to be recognized through May 2009. The following table summarizes information about the unvested shares as of June 1, 2007.

| Restricted Stock Grant | Number of Shares | Market Price on Date of Grant | Vesting Date |
|---|---|---|---|
| Fiscal 2005 | | | |
| Performance Awards | 53,475 | $42 | June 2008 |
| Fiscal 2006 | | | |
| Performance Awards | 35,435 | $42 | June 2009 |
| | 88,910 | | |



A summary of the status of our stock option plans and changes during fiscal 2007, 2006 and 2005 is presented below:

| | Fiscal 2007 | | Fiscal 2006 | | Fiscal 2005 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding, beginning of year | 533,180 | $22 | 763,380 | $21 | 1,003,920 | $19 |
| Granted | – | – | – | – | – | – |
| Exercised | (137,290) | 20 | (179,260) | 17 | (175,020) | 14 |
| Forfeited | (30,940) | 28 | (50,940) | 25 | (65,520) | 26 |
| Outstanding, end of year | 364,950 | $22 | 533,180 | $22 | 763,380 | $21 |
| Options exercisable, end of year | 216,350 | | 218,460 | | 215,080 | |

The total intrinsic value for options exercised during fiscal 2007, 2006 and 2005 was approximately $3.3 million, $5.5 million and $4.3 million, respectively. The total fair value for options that vested during fiscal 2007, 2006 and 2005 was approximately $1.8 million, $1.8 million and $1.9 million, respectively. The aggregate intrinsic value for all options outstanding and exercisable at June 1, 2007 was approximately $8.9 million and $5.8 million, respectively. As of June 1, 2007, there was approximately $1.1 million of compensation cost related to unvested stock options, of which $0.8 million and $0.3 million is expected to be recognized in the twelve months ending May 2008 and May 2009, respectively.

The following table summarizes information about stock options outstanding as of June 1, 2007.

| Date of Option Grant | Number of Shares | Exercise Price | Grant Date Fair Value | Number Exercisable | Expiration Date |
|---|---|---|---|---|---|
| July 13, 1998 | 21,000 | $17.83 | $ 5.16 | 21,000 | July 13, 2008 |
| July 12, 1999 | 23,800 | 13.94 | 4.70 | 23,800 | July 12, 2009 |
| July 10, 2000 | 23,670 | 8.63 | 2.03 | 23,670 | July 10, 2010 |
| July 16, 2001 | 26,650 | 10.73 | 3.18 | 26,650 | July 16, 2011 |
| July 15, 2002 | 68,360 | 11.73 | 3.25 | 36,560 | July 15, 2012 |
| August 18, 2003 | 114,320 | 26.44 | 11.57 | 42,120 | Aug. 18, 2013 |
| December 16, 2003 | 87,150 | 32.75 | 14.17 | 42,550 | Dec. 16, 2013 |
| | 364,950 | | | 216,350 | |

## EMPLOYEE STOCK PURCHASE PLAN

On October 5, 2004, our shareholders approved the Employee Stock Purchase Plan ("ESPP"). There are approximately 0.2 million shares of common stock authorized for issuance under the ESPP, which allows for qualified employees to purchase shares on a quarterly basis based on certain limitations with respect to the employee's salary and other limitations through payroll deductions. There are no vesting or other restrictions on the stock purchased by employees under the ESPP. On the last day of each calendar quarter, the accumulated payroll deductions are applied toward the purchase of our common stock at a price equal to 85% of the market price on that date. Stock compensation expense related to the employee stock purchase plan recognized was $0.2 million, $0.1 million and $0.1 million in fiscal 2007, 2006 and 2005.

## NOTE 8. INCOME TAXES

The provision (benefit) for income taxes includes the following (in thousands):

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| Current: | | | |
| Federal | $25,514 | $18,551 | $ 21,226 |
| State | 2,537 | 2,560 | 881 |
| Foreign | 2,593 | 4,680 | 5,084 |
| | 30,644 | 25,791 | 27,191 |
| Deferred | (4,331) | (2,847) | (5,014) |
| Income Taxes | $26,313 | $22,944 | $ 22,177 |

Reconciliations of the United States federal statutory income tax rates and our effective tax rates are summarized as follows:

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| Statutory rate | 35.0% | 35.0% | 35.0% |
| State income taxes – net of federal income tax benefit | 2.0% | 1.8% | 1.1% |
| Impact of foreign earnings | (2.4)% | (1.5)% | (1.4)% |
| Section 965 repatriation | – | (4.0)% | – |
| Impact of APB 23 assertion | (4.5)% | – | – |
| Change in contingency reserve | 0.9% | (1.0)% | (0.9)% |
| Other adjustment | 2.1% | – | – |
| Other, net | 0.4% | 0.6% | (0.3)% |
| Effective rate for continuing operations | 33.5% | 30.9% | 33.5% |

Deferred tax assets and liabilities are comprised of the following (in thousands):

| | June 1, 2007 | June 2, 2006 |
|---|---|---|
| **Deferred Tax Assets:** | | |
| Inventories | $ 1,327 | $ 2,003 |
| Accrued compensation and benefits | 8,438 | 6,260 |
| Allowance for doubtful accounts | 334 | 566 |
| Depreciation and amortization | 7,317 | 5,458 |
| Non-current liabilities | 1,740 | 1,709 |
| Deferred rent and lease obligations | 1,379 | 1,952 |
| Other, net | 2,616 | 2,761 |
| Deferred tax assets | 23,151 | 20,709 |
| **Deferred Tax Liabilities:** | | |
| Acquired intangible assets | 82,662 | 83,048 |
| Foreign | 3,728 | 3,167 |
| Other, net | 4,008 | 3,067 |
| Deferred tax liabilities | 90,398 | 89,282 |
| Net deferred tax (liability) asset | $(67,247) | $(68,573) |

During the fourth quarter of fiscal 2006, we completed our assessment of earnings to be repatriated under the American Jobs Creation Act of 2004 and repatriated approximately $22.9 million of earnings, which were not previously considered permanently invested outside of the United States. The impact of this repatriation has been included in our tax provision for fiscal 2006. The repatriation of the earnings resulted in a one-time reduction to tax expense of approximately $2.9 million in fiscal 2006.

As of June 1, 2007 and June 2, 2006, we had undistributed earnings of foreign subsidiaries of approximately $13.9 million and $13.4 million, respectively, which have been provided for in our income tax provision as the earnings are not considered permanently invested outside of the United States. If the earnings were repatriated to the United States, the earnings would be subject to United States taxation at that time. The amount of deferred tax liability recognized associated with the undistributed earnings as of June 1, 2007 and June 2, 2006 was approximately $3.7 million and $3.2 million, respectively, which represents the approximate excess of the United States tax liability over the creditable foreign taxes paid that would result from a full remittance of undistributed earnings.

In addition, in accordance with Accounting Principles Board Opinion No. 23 "Accounting for Income Taxes – Special Areas" ("APB 23") we made the determination in the fourth quarter of fiscal 2007 that our original investment in Ben Sherman U.K. is considered to be indefinitely reinvested and accordingly, recorded an income tax benefit to reverse the deferred tax liability previously recorded related to the excess of book over tax basis. Upon distribution of the investment in the form of dividends or otherwise, we would be subject to United States income taxes (subject to an adjustment for foreign tax credits). If the original investment were not permanently reinvested, a deferred tax liability of approximately $3.5 million would have been required. The other adjustment in fiscal 2007 relates to reconciliation adjustments to tax balances arising in prior years.

## NOTE 9. BENEFIT PLANS

We have tax-qualified voluntary retirement savings plans covering substantially all full-time United States employees and other similar plans covering certain foreign employees. If a participant decides to contribute, a portion of the contribution is matched by us. Our expense under these defined contribution plans in fiscal 2007, 2006 and 2005 were \$2.8 million, \$2.8 million and \$2.7 million, respectively.

Additionally, we have certain non-qualified deferred compensation plans offered to a select group of management and highly compensated employees with varying terms and conditions. The plans provide the participants with the opportunity to defer a portion of the participating employee's total compensation in a given plan year, of which a percentage may be matched in accordance with the terms of the respective plan. All deferred amounts vest immediately, but the matching contributions may require up to two years of service prior to vesting. The total expense for our match under these non-qualified deferred compensation plans in fiscal 2007, 2006 and 2005 was approximately \$0.3 million, \$0.3 million and \$0.2 million, respectively. The liabilities associated with the non-qualified deferred compensation plans are included in other non-current liabilities in our consolidated balance sheets and totaled approximately \$11.5 million and \$9.5 million at June 1, 2007 and June 2, 2006, respectively. We fund these deferred compensation liabilities by making contributions to rabbi trusts or other investments, dependant upon the requirements of the plan. As of June 1, 2007 and June 2, 2006, approximately \$9.2 million and \$4.9 million, respectively, of these investments were held in a rabbi trust. As of June 1, 2007 and June 2, 2006, the assets, including certain cash set aside for the plans, approximate the liability.

## NOTE 10. OPERATING GROUPS

Our business is operated through our four operating groups: Tommy Bahama, Ben Sherman, Lanier Clothes and Oxford Apparel. We identify our operating groups based on the way our management organizes the components of our business for purposes of allocating resources and assessing performance. In connection with the close of fiscal 2007 and due to changes in our management reporting structure, we reassessed and changed our operating groups for reporting purposes. All amounts below have been restated to reflect the revised operating groups. Leaders of the operating groups report directly to our Chief Executive Officer.

In Tommy Bahama we design, source and market collections of men's and women's sportswear and related products under brands that including Tommy Bahama, Indigo Palms and Island Soft. Tommy Bahama's products can be found in our own retail stores as well as certain department stores and independent specialty stores throughout the United States. The target consumers of Tommy Bahama are affluent 35 and older men and women who embrace a relaxed and casual approach to daily living. Tommy Bahama also licenses its brands for a wide variety of product categories.

Ben Sherman is a London-based designer, marketer and distributor of branded sportswear and footwear. We also license the Ben Sherman name to third parties for various product categories. Ben Sherman was established in 1963 as an edgy, young men's, "Mod"-inspired shirt brand and has evolved into a global lifestyle brand of apparel and footwear targeted at youthful-thinking men and women ages 19 to 35. We offer a full Ben Sherman sportswear collection as well as tailored clothing, footwear and accessories. Our Ben Sherman products can be found in certain department stores and a variety of independent specialty stores, as well as in our own Ben Sherman retail stores.

Lanier Clothes designs and markets branded and private label men's suits, sportcoats, suit separates and dress slacks across a wide range of price points. Our Lanier Clothes branded products include Nautica, Kenneth Cole (beginning in fiscal 2008), Dockers, Oscar de la Renta, O Oscar (beginning in fiscal 2008) and Geoffrey Beene, all of which are licensed to us by third parties. In fiscal 2006, we acquired the Arnold Brant brand, which is an upscale tailored brand that is intended to blend modern elements of style with affordable luxury. In addition to the branded businesses, we design and source certain private label tailored clothing products. Significant private label brands include Stafford, Alfani, Tasso Elba and Lands' End. Our Lanier Clothes products are sold to national chains, department stores, mass merchants, specialty stores, specialty catalog retailers and discount retailers throughout the United States.

Oxford Apparel produces branded and private label dress shirts, suited separates, sport shirts, dress slacks, casual slacks, outerwear, sweaters, jeans, swimwear, westernwear and golf apparel. We design and source certain private label programs for several customers including programs for Land's End, L.L.Bean and Eddie Bauer. Owned brands of Oxford Apparel include Oxford Golf, Solitude, Wedge, Kona Wind, Tranquility Bay, Ely, Cattleman and Cumberland Outfitters. Oxford Apparel also owns a two-thirds interest in the entity that in turn owns the Hathaway trademark in the United States and several other countries. Oxford Apparel also licenses from third parties the right to use the Tommy Hilfiger, Dockers and United States Polo Association trademarks for certain apparel products. Our Oxford Apparel products are sold to a variety of department stores, mass merchants, specialty catalog retailers, discount retailers, specialty retailers, "green grass" golf merchants and Internet retailers throughout the United States.

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, LIFO inventory accounting adjustments and other costs that are not allocated to the operating groups. LIFO inventory calculations are made on a legal entity basis which does not correspond to our operating group definitions as portions of Lanier Clothes and Oxford Apparel are on the LIFO basis of accounting. Therefore, LIFO inventory accounting adjustments are not allocated to operating groups. Total assets for Corporate and Other includes the LIFO inventory reserve of \$39.3 million and \$38.0 million, at June 1, 2007 and June 2, 2006, respectively.

Assets related to the Womenswear Group which were disposed of on June 2, 2006, have been included below to reconcile to total assets in our consolidated balance sheets, but all operating results are not presented as those amounts are included in discontinued operations.

The information below presents certain information about our operating groups included in continuing operations (in thousands):

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| **Net Sales** | | | |
| Tommy Bahama | $ 465,121 | $ 409,141 | $ 399,658 |
| Ben Sherman | 156,773 | 166,606 | 154,105 |
| Lanier Clothes | 165,159 | 180,411 | 173,168 |
| Oxford Apparel | 339,309 | 352,932 | 329,333 |
| Corporate and Other | 2,545 | 26 | 523 |
| **Total** | $1,128,907 | $1,109,116 | $1,056,787 |
| **Depreciation** | | | |
| Tommy Bahama | $ 12,036 | $ 10,633 | $ 9,122 |
| Ben Sherman | 2,203 | 1,462 | 847 |
| Lanier Clothes | 878 | 1,193 | 1,353 |
| Oxford Apparel | 1,175 | 1,396 | 1,635 |
| Corporate and Other | 428 | 408 | 364 |
| **Total** | $ 16,720 | $ 15,092 | $ 13,321 |
| **Amortization of Intangible Assets** | | | |
| Tommy Bahama | $ 2,975 | $ 4,170 | $ 5,563 |
| Ben Sherman | 3,267 | 3,433 | 3,020 |
| Lanier Clothes | 60 | – | – |
| Oxford Apparel | 103 | 39 | 39 |
| Corporate and Other | – | – | – |
| **Total** | $ 6,405 | $ 7,642 | $ 8,622 |
| **Operating Income** | | | |
| Tommy Bahama | $ 81,533 | $ 71,522 | $ 54,128 |
| Ben Sherman | 8,372 | 10,329 | 22,305 |
| Lanier Clothes | 4,238 | 17,422 | 21,376 |
| Oxford Apparel | 22,749 | 14,556 | 14,556 |
| Corporate and Other | (16,045) | (15,713) | (20,091) |
| **Total Operating Income** | 100,847 | 98,116 | 92,274 |
| Interest expense, net | 22,214 | 23,971 | 26,146 |
| **Earnings Before Income Taxes** | $ 78,633 | $ 74,145 | $ 66,128 |
| **Purchases of Property, Plant and Equipment** | | | |
| Tommy Bahama | $ 26,790 | $ 16,904 | $ 19,953 |
| Ben Sherman | 3,837 | 4,275 | 2,184 |
| Lanier Clothes | 287 | 228 | 348 |
| Oxford Apparel | 184 | 2,630 | 604 |
| Corporate and Other | 214 | 916 | 318 |
| **Total** | $ 31,312 | $ 24,953 | $ 23,407 |

| | June 1, 2007 | June 2, 2006 |
|---|---|---|
| **Assets** | | |
| Tommy Bahama | $469,414 | $423,376 |
| Ben Sherman | 223,779 | 212,230 |
| Lanier Clothes | 95,184 | 74,375 |
| Oxford Apparel | 96,627 | 112,325 |
| Corporate and Other | 23,734 | 4,074 |
| Womenswear (discontinued) | – | 59,215 |
| **Total** | $908,738 | $885,595 |
| **Goodwill** | | |
| Tommy Bahama | $168,932 | $148,342 |
| Ben Sherman | 51,651 | 49,043 |
| Lanier Clothes | – | – |
| Oxford Apparel | 1,847 | 1,847 |
| Corporate and Other | – | – |
| **Total** | $222,430 | $199,232 |
| **Intangible Assets, net** | | |
| Tommy Bahama | $134,023 | $136,998 |
| Ben Sherman | 96,362 | 93,596 |
| Lanier Clothes | 2,347 | 2,408 |
| Oxford Apparel | 1,349 | 1,451 |
| Corporate and Other | – | – |
| **Total** | $234,081 | $234,453 |



Information for the net book value of our long-lived assets, including property, plant and equipment, goodwill and intangible assets, by geographic area is presented below (in thousands):

| | June 1, 2007 | June 2, 2006 |
|---|---|---|
| United States | $385,588 | $354,507 |
| Latin America | 4,460 | 4,859 |
| United Kingdom and Europe | 153,544 | 147,540 |
| Other foreign | 242 | 442 |
| Total | $543,834 | $507,348 |

Information for the net sales included in continuing operations recognized by geographic area is presented below (in thousands):

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| United States and Canada | $1,005,925 | $ 987,206 | $ 942,388 |
| United Kingdom and Europe | 122,982 | 121,910 | 114,399 |
| Total | $1,128,907 | $1,109,116 | $1,056,787 |

## NOTE 11. RELATED PARTY TRANSACTIONS

SunTrust Banks, Inc. and its subsidiaries ("SunTrust") holds shares of our common stock in various fiduciary and agency capacities and as such is a principal shareholder of our common stock. Mr. J. Hicks Lanier, our Chief Executive Officer, is on the board of directors of SunTrust and its Audit Committee. Mr. E. Jenner Wood, III, a board member of Oxford Industries, Inc. was Chairman, President and Chief Executive Officer of SunTrust Bank, Central Group, during fiscal 2007.

We maintain a syndicated credit facility under which subsidiaries of SunTrust served as agent and lender. In fiscal 2007, 2006 and 2005, the services provided and interest and fees paid to SunTrust in connection with such services are set forth below:

| Service | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| Interest and agent fees for our credit facility | $525,000 | $1,307,000 | $2,999,000 |
| Cash management and senior notes related services | $ 56,000 | $ 106,000 | $ 133,000 |
| Trustee for deferred compensation plan | $ 8,000 | $ 8,000 | $ 8,000 |
| Stock transfer agent | $ 2,000 | $ 26,000 | $ 10,000 |

Our aggregate payments to SunTrust and its subsidiaries for these services, together with all of the other services described above in this section, did not exceed 1% of our gross revenues during fiscal 2007, 2006 and 2005 or 1% of SunTrust's gross revenues during its fiscal years ended December 31, 2006, 2005 and 2004.

## NOTE 12. SUMMARIZED QUARTERLY DATA (UNAUDITED):

Following is a summary of the quarterly results of continuing operations for the years ended June 1, 2007 and June 2, 2006 (in thousands, except per share amounts):

| | Fiscal Quarter | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| **2007** | | | | | |
| Net sales | $284,078 | $290,987 | $266,595 | $287,247 | $1,128,907 |
| Gross profit | 108,111 | 111,800 | 108,266 | 119,583 | 447,760 |
| Net earnings from continuing operations | 11,155 | 12,145 | 9,726 | 19,294 | 52,320 |
| (Loss) earnings from discontinued operations | (205) | 8 | 14 | – | (183) |
| Net earnings | $ 10,950 | $ 12,153 | $ 9,740 | $ 19,294 | $ 52,137 |
| Basic net earnings per common share from continuing operations | $ 0.63 | $ 0.69 | $ 0.55 | $ 1.09 | $ 2.96 |
| Diluted net earnings per common share from continuing operations | $ 0.63 | $ 0.68 | $ 0.54 | $ 1.08 | $ 2.93 |
| **2006** | | | | | |
| Net sales | $ 268,475 | $ 277,903 | $ 275,160 | $ 287,578 | $ 1,109,116 |
| Gross profit | 105,715 | 102,806 | 109,866 | 113,300 | 431,687 |
| Net earnings from continuing operations | 11,820 | 10,177 | 11,106 | 18,098 | 51,201 |
| Earnings from discontinued operations | 2,063 | 831 | 3,496 | 12,880 | 19,270 |
| Net earnings | $ 13,883 | $ 11,008 | $ 14,602 | $ 30,978 | $ 70,471 |
| Basic net earnings per common share from continuing operations | $ 0.68 | $ 0.58 | $ 0.63 | $ 1.03 | $ 2.93 |
| Diluted net earnings per common share from continuing operations | $ 0.67 | $ 0.57 | $ 0.63 | $ 1.02 | $ 2.88 |

The sum of the four quarterly amounts for fiscal 2007 and 2006 do not necessarily equal the totals for the year then ended due to rounding differences.

The fourth quarter of fiscal 2007 includes severance costs and a gain on sale of a facility which together had the effect of increasing net earnings from continuing operations by $0.7 million. The fourth quarter of fiscal 2006 includes charges for plant closures which had the effect of reducing net income from continuing operations by approximately $1.0 million. In the fourth quarter of fiscal 2007, tax adjustments related to foreign income taxes, tax contingency reserves and other adjustments had the effect of increasing net earnings from continuing operations by approximately $1.1 million. In the fourth quarter of fiscal 2006 foreign income tax and contingency reserve adjustments had the effect of increasing net earnings from continuing operations by approximately $3.7 million.

## NOTE 13. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS:

Our Senior Unsecured Notes are guaranteed by our wholly owned domestic subsidiaries ("Subsidiary Guarantors"). All guarantees are full and unconditional. Non-guarantors consist of our subsidiaries which are organized outside the United States. Set forth below are our condensed consolidating balance sheets as of June 1, 2007 and June 2, 2006 (in thousands) as well as our condensed consolidating statements of earnings and statements of cash flows for fiscal 2007, 2006 and 2005 (in thousands). We have used the equity method with respect to investments in subsidiaries.

### CONDENSED CONSOLIDATING BALANCE SHEETS

June 1, 2007

| | Oxford Industries (Parent) | Subsidiary Guarantors | Subsidiary Non-Guarantors | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| Cash and cash equivalents | $ 22,863 | $ 1,212 | $ 12,807 | $ – | $ 36,882 |
| Receivables, net | 52,226 | 61,076 | 31,184 | (6,451) | 138,035 |
| Inventories | 70,273 | 52,644 | 15,114 | (698) | 137,333 |
| Prepaid expenses | 8,808 | 8,293 | 4,890 | – | 21,991 |
| Total current assets | 154,170 | 123,225 | 63,995 | (7,149) | 334,241 |
| Property, plant and equipment, net | 9,221 | 68,932 | 9,170 | – | 87,323 |
| Goodwill, net | 1,847 | 168,932 | 51,651 | – | 222,430 |
| Intangible assets, net | 1,349 | 136,370 | 96,362 | – | 234,081 |
| Other non-current assets, net | 767,701 | 150,496 | 1,346 | (888,880) | 30,663 |
| **Total Assets** | $934,288 | $647,955 | $222,524 | $(896,029) | $908,738 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | |
| Current liabilities | 62,163 | 56,811 | 29,325 | (5,855) | 142,444 |
| Long-term debt, less current portion | 199,294 | – | – | – | 199,294 |
| Non-current liabilities | 222,114 | (184,807) | 112,789 | (109,149) | 40,947 |
| Deferred income taxes | (228) | 43,604 | 31,732 | – | 75,108 |
| Total shareholders'/invested equity | 450,945 | 732,347 | 48,678 | (781,025) | 450,945 |
| **Total Liabilities and Shareholders' Equity** | $934,288 | $647,955 | $222,524 | $(896,029) | $908,738 |



June 2, 2006

| | Oxford Industries (Parent) | Subsidiary Guarantors | Subsidiary Non-Guarantors | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| ASSETS | | | | | |
| Cash and cash equivalents | $ 5,175 | $ 1,134 | $ 4,181 | $ (11) | $ 10,479 |
| Receivables, net | 61,428 | 57,785 | 39,009 | (14,143) | 144,079 |
| Inventories | 58,924 | 50,880 | 14,546 | (756) | 123,594 |
| Prepaid expenses | 8,959 | 7,321 | 3,934 | – | 20,214 |
| Current assets related to discontinued operations, net | 52,065 | 7,150 | – | – | 59,215 |
| Total current assets | 186,551 | 124,270 | 61,670 | (14,910) | 357,581 |
| Property, plant and equipment, net | 11,122 | 53,648 | 8,893 | – | 73,663 |
| Goodwill, net | 1,847 | 148,342 | 49,043 | – | 199,232 |
| Intangible assets, net | 1,451 | 139,406 | 93,596 | – | 234,453 |
| Other non-current assets, net | 677,414 | 143,790 | 1,436 | (801,974) | 20,666 |
| **Total Assets** | $878,385 | $609,456 | $214,638 | $(816,884) | $885,595 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | | |
| Current liabilities related to continuing operations | 70,262 | 57,872 | 35,026 | (13,557) | 149,603 |
| Current liabilities related to discontinued operations | 27,813 | 2,903 | – | – | 30,716 |
| Long-term debt, less current portion | 200,016 | 7 | – | – | 200,023 |
| Non-current liabilities | 181,845 | (154,586) | 111,878 | (109,158) | 29,979 |
| Deferred income taxes | (252) | 46,795 | 30,030 | – | 76,573 |
| Total shareholders'/invested equity | 398,701 | 656,465 | 37,704 | (694,169) | 398,701 |
| **Total Liabilities and Shareholders' Equity** | $878,385 | $609,456 | $214,638 | $(816,884) | $885,595 |

## CONDENSED CONSOLIDATING STATEMENTS OF EARNINGS
Fiscal 2007

| | Oxford Industries (Parent) | Subsidiary Guarantors | Subsidiary Non-Guarantors | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Net sales | $486,851 | $526,631 | $155,970 | $(40,545) | $1,128,907 |
| Cost of goods sold | 378,465 | 242,452 | 70,022 | (9,792) | 681,147 |
| Gross profit | 108,386 | 284,179 | 85,948 | (30,753) | 447,760 |
| Selling, general and administrative | 92,950 | 224,900 | 77,886 | (32,361) | 363,375 |
| Royalties and other income | 2,111 | 9,328 | 6,480 | (1,457) | 16,462 |
| Operating income | 17,547 | 68,607 | 14,542 | 151 | 100,847 |
| Interest (income) expense, net | 25,852 | (12,067) | 8,338 | 91 | 22,214 |
| Income from equity investment | 59,586 | 3 | – | (59,589) | – |
| Earnings before income taxes | 51,281 | 80,677 | 6,204 | (59,529) | 78,633 |
| Income taxes | (999) | 27,209 | 83 | 20 | 26,313 |
| **Net earnings from continuing operations** | 52,280 | 53,468 | 6,121 | (59,549) | 52,320 |
| Earnings (loss) from discontinued operations, net of tax | (183) | (64) | – | 64 | (183) |
| **Net Earnings** | $ 52,097 | $ 53,404 | $ 6,121 | $(59,485) | $ 52,137 |

## CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Fiscal 2007

| | Oxford Industries (Parent) | Subsidiary Guarantors | Subsidiary Non-Guarantors | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| **Net cash (used in) provided by operating activities** | $(23,760) | $ 73,311 | $10,055 | $ – | $ 59,606 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Acquisitions | (12,111) | – | (1,149) | – | (13,260) |
| Investment in joint venture | – | (9,391) | – | – | (9,391) |
| Purchases of property, plant and equipment | (659) | (28,847) | (1,806) | – | (31,312) |
| Proceeds from sale of property, plant and equipment | 2,476 | 20 | – | – | 2,496 |
| **Net cash (used in) provided by investing activities** | (10,294) | (38,218) | (2,955) | – | (51,467) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Change in debt | (912) | (17) | (105) | – | (1,034) |
| Proceeds from issuance of common stock | 4,595 | – | – | – | 4,595 |
| Change in inter-company payable | 38,350 | (39,218) | 857 | 11 | – |
| Dividends on common stock | (14,387) | – | – | – | (14,387) |
| **Net cash (used in) provided by financing activities** | 27,646 | (39,235) | 752 | 11 | (10,826) |
| CASH FLOWS FROM DISCONTINUED OPERATIONS | | | | | |
| **Net operating cash flows provided by discontinued operations** | 24,096 | 4,220 | – | – | 28,316 |
| **Net change in Cash and Cash Equivalents** | 17,688 | 78 | 7,852 | 11 | 25,629 |
| **Effect of foreign currency translation** | – | – | 774 | – | 774 |
| **Cash and Cash Equivalents at the Beginning of Year** | 5,175 | 1,134 | 4,181 | (11) | 10,479 |
| **Cash and Cash Equivalents at the End of Year** | $ 22,863 | $ 1,212 | $12,807 | $ – | $ 36,882 |

## CONDENSED CONSOLIDATING STATEMENTS OF EARNINGS
Fiscal 2006

| | Oxford Industries (Parent) | Subsidiary Guarantors | Subsidiary Non-Guarantors | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Net sales | $521,113 | $481,700 | $171,723 | $(65,420) | $1,109,116 |
| Cost of goods sold | 397,939 | 217,803 | 78,422 | (16,735) | 677,429 |
| Gross profit | 123,174 | 263,897 | 93,301 | (48,685) | 431,687 |
| Selling, general and administrative | 110,073 | 202,402 | 78,774 | (44,534) | 346,715 |
| Royalties and other income | 276 | 7,806 | 5,359 | (297) | 13,144 |
| Operating income | 13,377 | 69,301 | 19,886 | (4,448) | 98,116 |
| Interest (income) expense, net | 30,802 | (10,198) | 7,520 | (4,153) | 23,971 |
| Income from equity investment | 61,752 | 12 | – | (61,764) | – |
| Earnings before income taxes | 44,327 | 79,511 | 12,366 | (62,059) | 74,145 |
| Income taxes | (7,066) | 25,832 | 4,282 | (104) | 22,944 |
| **Net earnings from continuing operations** | 51,393 | 53,679 | 8,084 | (61,955) | 51,201 |
| Earnings (loss) from discontinued operations, net of tax | 19,270 | (3,284) | (2,182) | 5,466 | 19,270 |
| **Net earnings** | $ 70,663 | $ 50,395 | $ 5,902 | $(56,489) | $ 70,471 |

## CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Fiscal 2006

| | Oxford Industries (Parent) | Subsidiary Guarantors | Subsidiary Non-Guarantors | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| **Net cash (used in) provided by operating activities** | $ (8,760) | $56,628 | $33,160 | $ (73) | $ 80,955 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Acquisitions | (6,930) | (4,571) | – | – | (11,501) |
| Investment in joint venture | (431) | – | – | – | (431) |
| Distribution from joint venture | – | 2,026 | – | – | 2,026 |
| Purchases of property, plant and equipment | (3,575) | (19,886) | (1,492) | – | (24,953) |
| Proceeds from sale of property, plant and equipment | 246 | 19 | – | – | 265 |
| Dividends received from subsidiary | 28,752 | – | – | (28,752) | – |
| **Net cash (used in) provided by investing activities** | 18,062 | (22,412) | (1,492) | (28,752) | (34,594) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Change in debt | (89,248) | (20) | (3,175) | – | (92,443) |
| Proceeds from issuance of common stock | 3,976 | – | – | – | 3,976 |
| Change in inter-company payable | 28,922 | (36,547) | 7,590 | 35 | – |
| Dividends on common stock | (9,531) | – | (28,752) | 28,752 | (9,531) |
| **Net cash (used in) provided by financing activities** | (65,881) | (36,567) | (24,337) | 28,787 | (97,998) |
| CASH FLOWS FROM DISCONTINUED OPERATIONS | | | | | |
| Net operating cash flows provided by discontinued operations | 23,638 | 1,626 | (4,847) | – | 20,417 |
| Net investing cash flows provided by discontinued operations | 35,403 | – | – | – | 35,403 |
| **Net cash provided by (used in) discontinued operations** | 59,041 | 1,626 | (4,847) | – | 55,820 |
| **Net change in Cash and Cash Equivalents** | 2,462 | (725) | 2,484 | (38) | 4,183 |
| **Effect of foreign currency translation** | – | – | (203) | – | (203) |
| **Cash and Cash Equivalents at the Beginning of Year** | 2,713 | 1,859 | 1,900 | 27 | 6,499 |
| **Cash and Cash Equivalents at the End of Year** | $ 5,175 | $ 1,134 | $ 4,181 | $ (11) | $ 10,479 |

## CONDENSED CONSOLIDATING STATEMENTS OF EARNINGS
Fiscal 2005

| | Oxford Industries (Parent) | Subsidiary Guarantors | Subsidiary Non-Guarantors | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| Net sales | $502,121 | $461,620 | $165,137 | $(72,091) | $1,056,787 |
| Cost of goods sold | 382,436 | 218,813 | 75,056 | (22,767) | 653,538 |
| Gross profit | 119,685 | 242,807 | 90,081 | (49,324) | 403,249 |
| Selling, general and administrative | 118,534 | 186,370 | 71,638 | (53,507) | 323,035 |
| Royalties and other income | – | 6,800 | 5,260 | – | 12,060 |
| Operating income | 1,151 | 63,237 | 23,703 | 4,183 | 92,274 |
| Interest (income) expense, net | 23,359 | (8,789) | 6,933 | 4,643 | 26,146 |
| Income from equity investment | 59,267 | 82 | – | (59,349) | – |
| Earnings before income taxes | 37,059 | 72,108 | 16,770 | (59,809) | 66,128 |
| Income taxes | (7,583) | 24,701 | 4,917 | 142 | 22,177 |
| **Net earnings from continuing operations** | 44,642 | 47,407 | 11,853 | (59,951) | 43,951 |
| Earnings from discontinued operations, net of tax | 5,786 | 439 | (394) | 45 | 5,876 |
| **Net earnings** | $ 50,428 | $ 47,846 | $ 11,459 | $ (59,906) | $ 49,827 |

## CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Fiscal 2005

| | Oxford Industries (Parent) | Subsidiary Guarantors | Subsidiary Non-Guarantors | Consolidating Adjustments | Consolidated Total |
|---|---|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| **Net cash (used in) provided by operating activities** | $ (51,086) | $ 62,519 | $ 19,033 | $ 10,777 | $ 41,243 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | | |
| Acquisitions | (144,360) | (29,690) | (138,256) | 168,579 | (143,727) |
| Purchases of property, plant and equipment | (1,089) | (20,760) | (1,558) | – | (23,407) |
| Proceeds from sale of property, plant and equipment | 24 | 406 | – | – | 430 |
| Dividends from subsidiary | 8,018 | 2,816 | – | (10,834) | – |
| **Net cash (used in) provided by investing activities** | (137,407) | (47,228) | (139,814) | 157,745 | (166,704) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Change in debt | 90,266 | (109,299) | 101,481 | – | 82,448 |
| Deferred financing costs paid | (2,766) | – | – | – | (2,766) |
| Proceeds from issuance of common stock | 2,501 | 138,885 | 29,694 | (168,579) | 2,501 |
| Change in inter-company payable | 53,834 | (45,230) | 2,148 | (10,752) | – |
| Dividends on common stock | (8,184) | – | (10,834) | 10,834 | (8,184) |
| **Net cash (used in) provided by financing activities** | 135,651 | (15,644) | 122,489 | (168,497) | 73,999 |
| CASH FLOWS FROM DISCONTINUED OPERATIONS | | | | | |
| Net operating cash flows provided by discontinued operations | 10,281 | 774 | (695) | – | 10,360 |
| Net investing cash flows used in discontinued operations | (71) | – | – | – | (71) |
| Net financing cash flows used in discontinued operations | (60) | – | – | – | (60) |
| **Net cash provided by (used in) discontinued operations** | 10,150 | 774 | (695) | – | 10,229 |
| **Net change in Cash and Cash Equivalents** | (42,692) | 421 | 1,013 | 25 | (41,233) |
| **Effect of foreign currency translation** | – | – | 163 | – | 163 |
| **Cash and Cash Equivalents at the Beginning of Year** | 45,405 | 1,438 | 724 | 2 | 47,569 |
| **Cash and Cash Equivalents at the End of Year** | $ 2,713 | $ 1,859 | $ 1,900 | $ 27 | $ 6,499 |

# SCHEDULE II

## VALUATION AND QUALIFYING ACCOUNTS

| Column A | Column B | Column C | | Column D | Column E |
|---|---|---|---|---|---|
| Description *(In thousands)* | Balance at Beginning of Period | Additions Charged to Costs and Expenses | Charged to Other Accounts – Describe | Deductions – Describe | Balance at End of Period |
| **Year ended June 1, 2007** | | | | | |
| Deducted from asset accounts: | | | | | |
| Accounts receivable reserves | 17,294 | 22,891 | – | (25,804)[3] | 14,381 |
| Allowance for doubtful accounts | 3,436 | 567 | – | (2,085)[2] | 1,918 |
| **Year ended June 2, 2006** | | | | | |
| Deducted from asset accounts: | | | | | |
| Accounts receivable reserves | 16,331 | 35,354 | – | (34,391)[3] | 17,294 |
| Allowance for doubtful accounts | 3,608 | 340 | – | (512)[2] | 3,436 |
| **Year ended June 3, 2005** | | | | | |
| Deducted from asset accounts: | | | | | |
| Accounts receivable reserves | 9,734 | 35,484 | 2,387[1] | (31,274)[3] | 16,331 |
| Allowance for doubtful accounts | 3,448 | 1,263 | 1,307 | (2,410)[2] | 3,608 |

*(1) Addition due to the acquisition of Ben Sherman.*

*(2) Principally accounts written off as uncollectible.*

*(3) Principally amounts written off related to customer discounts and allowances.*

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders**
**Oxford Industries, Inc.**

We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. as of June 1, 2007 and June 2, 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 1, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oxford Industries, Inc. at June 1, 2007 and June 2, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 1, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Oxford Industries, Inc.'s internal control over financial reporting as of June 1, 2007, based on criteria established in *Internal Control -- Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2007 expressed an unqualified opinion thereon.



/s/ Ernst & Young LLP

Atlanta, Georgia
July 30, 2007

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

Our Principal Executive Officer and Principal Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Principal Executive Officer and the Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There have not been any significant changes in our internal controls over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act) during the quarter ended June 1, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

# REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal control over financial reporting is supported by a program of appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written code of conduct. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Management assessed the effectiveness of our internal control over financial reporting as of June 1, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the *Internal Control – Integrated Framework*. Based on our assessment and those criteria, we believe that we have maintained effective internal control over financial reporting as of June 1, 2007.

Our assessment of the effectiveness of our internal control over financial reporting as of June 1, 2007 has been audited by Ernst & Young, LLP, the independent registered public accounting firm that audited and reported on our consolidated financial statements included in this Form 10-K, as stated in their report which is included on the following page.

/s/ J. Hicks Lanier

J. Hicks Lanier
Chairman and Chief Executive Officer
(Principal Executive Officer)

July 31, 2007

/s/ Thomas Caldecot Chubb III

Thomas Caldecot Chubb III
Executive Vice President
(Principal Financial Officer)

July 31, 2007

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
Oxford Industries, Inc.**

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Oxford Industries, Inc. maintained effective internal control over financial reporting as of June 1, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oxford Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Oxford Industries, Inc. maintained effective internal control over financial reporting as of June 1, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Oxford Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 1, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oxford Industries, Inc. as of June 1, 2007 and June 2, 2006 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years ended in the period ended June 1, 2007 of Oxford Industries, Inc. and our report dated July 30, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
July 30, 2007

### ITEM 9B. OTHER INFORMATION

None.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning our directors and executive officers will appear in our definitive Proxy Statement under the headings "Election of Directors" and "Executive Officers," respectively, and is incorporated herein by reference.

Our board of directors has adopted a code of ethical conduct for our Principal Executive Officer, our Principal Financial Officer, and other designated key financial associates. Additionally, our board of directors has adopted a conflict of interest and business ethics policy for all of our employees. Our employees are expected to adhere at all times to these policies, as applicable. We have posted both of these codes on our website, www.oxfordinc.com. We will also disclose any amendments or waivers to our code of ethical conduct on our website.

### ITEM 11. EXECUTIVE COMPENSATION

The information concerning executive compensation will appear in our definitive Proxy Statement under the headings "Executive Compensation" and "Corporate Governance" and is incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information concerning security ownership of certain beneficial owners and management and related stockholder matters will appear in our definitive Proxy Statement under the headings "Equity Compensation Plan Information" and "Common Stock Ownership by Management and Certain Beneficial Owners" and is incorporated herein by reference.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information concerning certain relationships and related transactions and director independence will appear in our definitive Proxy Statement under the headings "Certain Relationships and Related Transactions" and "Director Independence" is incorporated herein by reference.

### ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information concerning principal accountant fees and services will appear in our definitive Proxy Statement under the heading "Ratification of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

# PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements*

The following consolidated financial statements are included in Item 8:

- Consolidated Balance Sheets at June 1, 2007 and June 2, 2006.
- Consolidated Statements of Earnings for fiscal 2007, fiscal 2006 and fiscal 2005.
- Consolidated Statements of Shareholders' Equity for fiscal 2007, fiscal 2006 and fiscal 2005.
- Consolidated Statements of Cash Flows for fiscal 2007, fiscal 2006 and fiscal 2005.
- Notes to Consolidated Financial Statements for fiscal 2007, fiscal 2006 and fiscal 2005.

(a) 2. *Financial Statement Schedules*

- Schedule II – Valuation and Qualifying Accounts

All other schedules for which provisions is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) *Exhibits*

2(a) Stock Purchase Agreement, dated as of April 26, 2003, among Viewpoint International, Inc., the Stockholders of Viewpoint International, Inc. and Oxford Industries, Inc. Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on June 26, 2003.

2(b) Purchase Agreement, dated as of May 1, 2006, by and between The Millwork Trading Co., Ltd., d/b/a Li & Fung USA, and Oxford Industries, Inc. Incorporated by reference to Exhibit 2(a) to the Company's 10-K for the fiscal year ended June 2, 2006.

2(c) Letter Agreement, dated as of June 1, 2006, by and between The Millwork Trading Co., Ltd., d/b/a Li & Fung USA, and Oxford Industries, Inc. Incorporated by reference to Exhibit 2(b) to the Company's 10-K for the fiscal year ended June 2, 2006.

3(a) Restated Articles of Incorporation of the Company. Incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the fiscal quarter ended August 29, 2003.

3(b) Bylaws of the Company, as amended. Incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for the fiscal quarter ended March 2, 2007.

4(a) Indenture Agreement dated May 16, 2003 among Oxford Industries, Inc., the Guarantors party thereto and SunTrust Bank. Incorporated by reference to Exhibit 10(n) to the Company's Form 10-K for the fiscal year ended May 30, 2003.

4(b) Supplemental Indenture Agreement No. 1 dated June 13, 2003 among Oxford Industries, Inc., the Guarantors party thereto and SunTrust Bank.*

4(c) Supplemental Indenture Agreement No. 2 dated July 28, 2004 among the Guarantors, Oxford Industries Inc. and SunTrust Bank.*

4(d) Supplemental Indenture Agreement No. 3 dated December 30, 2004 among the Guarantors, Oxford Industries, Inc. and SunTrust Bank.*

10(a) 1992 Stock Option Plan. Incorporated by reference to Exhibit 10(h) to the Company's Form 10-K for the fiscal year ended June 1, 2001.†

10(b) First Amendment to the 1992 Stock Option Plan. Incorporated by reference to Exhibit 10(r) to the Company's 10-K for the fiscal year ended June 2, 2006.†

10(c) 1997 Stock Option Plan, as amended. Incorporated by reference to Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended May 31, 2002.†

10(d) Second Amendment to the 1997 Stock Option Plan. Incorporated by reference to Exhibit 10(s) to the Company's 10-K for the fiscal year ended June 2, 2006.†

10(e) 1997 Restricted Stock Plan, as amended. Incorporated by reference to Exhibit 10(b) to the Company's Form 10-K for the fiscal year ended May 31, 2002.†

10(f) Amended and Restated Long-Term Stock Incentive Plan, effective as of April 2, 2007.*†

10(g) 2005 Form of Performance Share Award under the Oxford Industries, Inc. Long-Term Stock Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on January 14, 2005.†

10(h) 2006 Form of Performance Share Award under the Oxford Industries, Inc. Long-Term Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 31, 2005.†

10(i) 2006 Form of Non-Employee Director Performance Share Award under the Oxford Industries, Inc. Long-Term Stock Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on August 31, 2005.†

10(j) 2007 Form of Performance Share Award under the Oxford Industries, Inc. Long-Term Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 9, 2006.†

10(k) 2007 Form of Non-Employee Director Performance Share Award under the Oxford Industries, Inc. Long-Term Stock Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on August 9, 2006.†

10(l) Oxford Industries, Inc. Executive Performance Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended August 29, 2003.†

10(m) Oxford Industries Employee Stock Purchase Plan, as amended and restated effective January 1, 2005. Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 3, 2004.†

10(n) Executive Medical Plan. Incorporated by reference to Exhibit 10(d) to the Company's 10-K for the fiscal year ended June 3, 2005.†

10(o) Oxford Industries, Inc. Deferred Compensation Plan, as amended and restated.*†

10(p) Release and Non-Solicitation Agreement, dated February 2, 2007. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 7, 2007.†

10(q) Amended and Restated Credit Agreement, dated July 28, 2004, between Oxford Industries, Inc., certain of its domestic subsidiaries, and SunTrust Bank, Inc. as administrative agent, and various financial institutions of lenders and issuing banks. Incorporated by reference to Exhibit 10(k) to the Company's Form 10-K for the fiscal year ended May 28, 2004.

10(r) First Amendment to Amended and Restated Credit Agreement, dated July 28, 2004. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on January 14, 2005.

10(s) Second Amendment to Amended and Restated Credit Agreement, dated September 21, 2005. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 26, 2005.

10(t) Consent Agreement, dated May 1, 2006. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 2, 2006.

10(u) Earn-out Agreement dated June 13, 2003 between the former stockholders of Viewpoint International, Inc., the Sellers' Representatives and Oxford Industries, Inc. Incorporated to Exhibit 2.2 to the Company's Form 8-K filed on June 26, 2003.

10(v) Registration Rights Agreement between the former stockholders of Viewpoint International, Inc., the Sellers' Representatives and Oxford Industries, Inc. Incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form S-3 (File No. 333-110598) filed on November 19, 2003.

21 List of Subsidiaries.*

23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.*

24 Powers of Attorney.*

31.1 Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2 Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith

† Management contract or compensation plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(b) of this report.

We agree to file upon request of the Securities and Exchange Commission a copy of all agreements evidencing long-term debt of ours omitted from this report pursuant to Item 601(b)(4)(iii) of Regulation S-K.

Shareholders may obtain copies of Exhibits without charge upon written request to the Corporate Secretary, Oxford Industries, Inc., 222 Piedmont Avenue, N.E., Atlanta, Georgia 30308.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Oxford Industries, Inc.

By: /s/ J. Hicks Lanier
J. Hicks Lanier
Chairman and
Chief Executive Officer

Date: July 31, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Capacity | Date |
|---|---|---|
| /s/ J. Hicks Lanier<br>J. Hicks Lanier | Chairman and Chief Executive Officer (Principal Executive Officer) | July 31, 2007 |
| /s/ Thomas Caldecot Chubb III<br>Thomas Caldecot Chubb III | Executive Vice President (Principal Financial Officer) | July 31, 2007 |
| /s/ K. Scott Grassmyer<br>K. Scott Grassmyer | Senior Vice President, Controller and Chief Accounting Officer | July 31, 2007 |
| *<br>Cecil D. Conlee | Director | July 31, 2007 |
| *<br>George C. Guynn | Director | July 31, 2007 |
| *<br>J. Reese Lanier, Sr. | Director | July 31, 2007 |
| *<br>S. Anthony Margolis | Director | July 31, 2007 |
| James A. Rubright | Director | |
| *<br>Robert E. Shaw | Director | July 31, 2007 |
| *<br>Clarence H. Smith | Director | July 31, 2007 |
| *<br>E. Jenner Wood III | Director | July 31, 2007 |
| /s/ Helen B. Weeks<br>Helen B. Weeks | Director | July 30, 2007 |

*By /s/ Mary Margaret Heaton
Mary Margaret Heaton,
as Attorney-in-Fact

## DIRECTORS AND OFFICERS

### DIRECTORS

J. Hicks Lanier
*Chairman and*
*Chief Executive Officer*

S. Anthony Margolis
*Group Vice President*
*Tommy Bahama Group*

Cecil D. Conlee
*Chairman*
*CGR Advisors*
*(real estate advisor)*

J. Reese Lanier, Sr.
*Self-employed*
*(farming and related businesses)*

James A. Rubright
*Chairman and Chief Executive Officer*
*Rock-Tenn Company*
*(manufacturer of paperboard, paperboard packaging and merchandise displays)*

Robert E. Shaw
*Retired Chief Executive Officer*
*Shaw Industries, Inc.*
*(carpet manufacturer and seller)*

George C. Guynn
*Retired President and*
*Chief Executive Officer*
*Federal Reserve Bank of Atlanta*
*(banking)*

Clarence H. Smith
*President and Chief Executive Officer*
*Haverty Furniture Companies, Inc.*
*(home furnishings retailer)*

Helen B. Weeks
*Retired Chief Executive Officer,*
*Ballard Designs, Inc.*
*(home furnishings catalog business)*

E. Jenner Wood III
*Chairman, President and Chief*
*Executive Officer*
*SunTrust Bank, Central Group*
*(banking)*

### EXECUTIVE OFFICERS

J. Hicks Lanier
*Chairman and*
*Chief Executive Officer*

Thomas C. Chubb III
*Executive Vice President*

S. Anthony Margolis
*Group Vice President*
*Chief Executive Officer of*
*Tommy Bahama Group*

Miles H. Gray
*Chief Executive Officer of*
*Ben Sherman*

James F. Tuman, III
*President of*
*Lanier Clothes*

John A. Baumgartner
*Senior Vice President*
*and Chief Information Officer*

K. Scott Grassmyer
*Senior Vice President and Controller*

J. Reese Lanier, Jr.
*Senior Vice President and Treasurer*

Thomas E. Campbell
*Vice President –*
*Law, General Counsel and Secretary*

Christine B. Cole
*Vice President –*
*Corporate Human Resources*

Anne M. Shoemaker
*Vice President – Internal Audit*



Oxford has included as exhibits to its Annual Report on Form 10-K for the fiscal year ended June 1, 2007 certificates of Oxford's Chief Executive Officer and Executive Vice President (Principal Financial Officer) certifying the quality of Oxford's public disclosures.

# SHAREHOLDER INFORMATION

*Oxford Industries, Inc.*

**PRINCIPAL OFFICE**
222 Piedmont Ave., N.E.
Atlanta, Georgia 30308
Telephone: (404) 659-2424
Facsimile: (404) 653-1545
E-mail address: info@oxfordinc.com
For additional information, please visit our Web site at www.oxfordinc.com

**TRANSFER AGENT**
Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
Telephone: (800) 568-3476

**INDEPENDENT AUDITORS**
Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

**FORM 10-K**
Copies of the Form 10-K as filed with the Securities and Exchange Commission, excluding exhibits, are available without cost to the shareholders of the Company by writing to:
Investor Relations
Oxford Industries, Inc.
222 Piedmont Ave., N.E.
Atlanta, Georgia 30308

**ANNUAL MEETING**
The annual meeting of shareholders of the Company will be held at the principal offices of the Company, 222 Piedmont Ave., N.E., Atlanta, Georgia on October 9th, 2007, at 3:00 p.m. local time. For more information, please contact:
Thomas E. Campbell
Vice President –
Law, General Counsel and Secretary
Telephone: (404) 659-2424

**SHAREHOLDER ASSISTANCE**
For information about accounts, change of address, transfer of ownership or issuance of certificates, please contact:
Computershare
P.O. Box 43078
Providence, Rhode Island
02940-3078
Telephone: (800) 568-3476

**INVESTOR INQUIRIES**
Analysts, investors, media and others seeking financial and general information please contact:
Investor Relations
Oxford Industries, Inc.
222 Piedmont Ave., N.E.
Atlanta, Georgia 30308
Telephone: (404) 659-2424
Facsimile: (404) 653-1545
E-mail address:
info@oxfordinc.com

**PRINCIPAL LOCATIONS FOR OXFORD SEGMENTS**

**Tommy Bahama Group**
428 Westlake Ave. North
Seattle, Washington 98109
Telephone: (206) 622-8688
Facsimile: (206) 622-4483

**Ben Sherman**
Century House
2 Eyre St Hill
Clerkenwell London
EC1R 5ET
Telephone: 0207 812 5300
Facsimile: 0207 812 5300

**Oxford Apparel**
3 Park Avenue, 24th Floor
New York, New York 10016
Telephone: (212) 481-4901
Facsimile: (212) 481-4908

**Lanier Clothes**
222 Piedmont Avenue, N.E.
Atlanta, Georgia 30308
Telephone: (404) 659-2424
Facsimile: (404) 653-1540

*Oxford Industries, Inc. is an Equal Opportunity Employer with an Affirmative Action Plan.*



# CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Various statements in this Annual Report, in future filings by us with the Securities and Exchange Commission, in our press releases and in oral statements made by or with the approval of our management include forward-looking statements about future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. We intend for all such forward-looking statements contained herein, the entire contents of our website, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, to be covered by the safe harbor provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933 (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995). Important assumptions relating to these forward-looking statements include, among others, assumptions regarding demand for our products, expected pricing levels, raw material costs, the timing and cost of planned capital expenditures, expected outcomes of pending litigation and regulatory actions, competitive conditions, general economic conditions and expected synergies in connection with acquisitions and joint ventures. Forward-looking statements reflect our current expectations, based on currently available information, and are not guarantees of performance. Although we believe that the expectations reflected in such forward-looking statements are reasonable, these expectations could prove inaccurate as such statements involve risks and uncertainties, many of which are beyond our ability to control or predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. You are encouraged to review the information in our Form 10-K for the fiscal year ended June 1, 2007 under the heading "Risk Factors" (and those described from time to time in our future reports filed with the Securities and Exchange Commission), which contains additional important factors that may cause our actual results to differ materially from those projected in any forward-looking statements. We disclaim any intention, obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Designed and produced by Corporate Reports Inc./Atlanta www.corporatereport.com


OXFORD
INDUSTRIES
222 Piedmont Ave., N.E., Atlanta, Georgia 30308 www.oxfordinc.com


OXFORD
INDUSTRIES

# NOTICE AND PROXY STATEMENT



**OXFORD INDUSTRIES, INC.**
**222 Piedmont Avenue, N.E.**
**Atlanta, Georgia 30308**

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
## To Be Held on October 9, 2007

**TIME:** 3:00 p.m., local time, on Tuesday, October 9, 2007

**PLACE:** Oxford Industries, Inc.
222 Piedmont Avenue, N.E.
Atlanta, Georgia 30308

**ITEMS OF BUSINESS:**
(1) To elect four directors to serve on our board of directors for a term of three years;
(2) To ratify the appointment of Ernst & Young LLP, independent registered public accounting firm, to serve as our independent auditors during the fiscal year which commenced June 2, 2007; and
(3) To transact any other business that properly comes before the annual meeting or any adjournment or postponement of the annual meeting.

**WHO MAY VOTE:** You can vote if you were a holder of record of the Company's common stock as of the close of business on August 15, 2007.

**DATE OF NOTICE:** September 4, 2007

**DATE OF MAILING:** This notice and the accompanying proxy statement are first being mailed to shareholders on or about September 6, 2007.

A list of the Company's shareholders entitled to vote at the annual meeting will be available for examination by any shareholder of the Company, or his or her agent or attorney, at the annual meeting.

The enclosed proxy is solicited on behalf of the Company's Board of Directors. Reference is made to the accompanying proxy statement for further information with respect to the items of business to be transacted at the annual meeting.

**REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ACCOMPANYING POSTAGE-PRE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE THE MEETING AND, IF YOU ATTEND THE MEETING, YOU MAY ELECT TO VOTE IN PERSON.**

By Order of the Board of Directors,

Thomas E. Campbell.
Secretary

## TABLE OF CONTENTS

# OXFORD INDUSTRIES, INC.
## 222 Piedmont Avenue, N.E.
## Atlanta, Georgia 30308

---

# PROXY STATEMENT

---

## For Annual Meeting of Shareholders
## To Be Held on October 9, 2007

### ABOUT THE MEETING

*Why did you send me this proxy statement?*

The Board of Directors of Oxford Industries, Inc., a Georgia corporation, seeks your proxy for use in voting at our 2007 Annual Meeting of Shareholders or at any postponements or adjournments of the annual meeting. Our annual meeting will be held at the offices of Oxford Industries, Inc., 222 Piedmont Avenue, N.E., Atlanta, Georgia 30308, on Tuesday, October 9, 2007, at 3:00 p.m., local time. We will begin mailing this proxy statement, the attached Notice of Annual Meeting and the accompanying proxy card on or about September 6, 2007 to all holders of our common stock, par value $1.00 per share, entitled to vote at the annual meeting. Along with this proxy statement, we are also sending our Annual Report to Shareholders for Fiscal 2007.

*What is a proxy?*

It is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for our 2007 Annual Meeting of Shareholders. These three officers are J. Hicks Lanier, Thomas C. Chubb III and Thomas E. Campbell.

*What am I voting on?*

You will be voting on each of the following:

1. To elect four directors to serve on our board of directors for a term of three years;

2. To ratify the appointment of Ernst & Young LLP, independent registered public accounting firm, to serve as our independent auditors during the fiscal year which commenced June 2, 2007; and

3. To transact any other business that properly comes before the annual meeting or any adjournment or postponement of the annual meeting.

As of the date of this proxy statement, the Board of Directors knows of no other matter that will be brought before the annual meeting.

You may not cumulate your votes for any matter being voted on at the annual meeting, and you are not entitled to appraisal or dissenter's rights.

*Who can vote?*

You may vote if you owned shares of our common stock as of the close of business on August 15, 2007, the record date for the 2007 Annual Meeting of Shareholders. As of the close of business on August 15, 2007, there were 17,867,780 shares of our common stock outstanding.

*How do I vote?*

If, on August 15, 2007, your shares of our common stock were registered directly in your name with our transfer agent, Computershare, then you are a shareholder of record. As a shareholder of record, you may vote using one of the following methods:

- By completing, signing and returning the enclosed proxy; or
- By attending the annual meeting and voting in person.

If, on August 15, 2007, your shares were held in an account at a bank or broker, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The bank or broker holding your account is considered the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your bank or broker on how to vote the shares in your account. Telephone and/or Internet voting may be available to direct your bank or broker on how to vote the shares in your account. The availability of telephone and/or Internet voting will depend on the voting processes of your bank or broker. Please follow the directions on your proxy card carefully. Even if your shares are held in an account at a bank or broker, you are invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy card from your bank or broker.

*What if my shares are registered in more than one person's name?*

If you own shares that are registered in the name of more than one person, each person must sign the enclosed proxy. If the proxy is signed by an attorney, executor, administrator, trustee or guardian or by any other person in a representative capacity, the full title of the person signing the proxy should be given and a certificate should be furnished showing evidence of appointment.

*What does it mean if I receive more than one proxy?*

It means you have multiple accounts with brokers and/or our transfer agent. Please vote all of these shares by completing and providing your voting instructions for all proxy cards that you receive.

*What if I return my proxy but do not provide voting instructions?*

If you sign and return your proxy but do not include voting instructions, your proxy will be voted:

- FOR the election of the director nominees proposed by the Company's Board of Directors;
- FOR the ratification of the appointment of Ernst & Young LLP, independent registered public accounting firm, to serve as our independent auditors during the fiscal year which commenced June 2, 2007; and
- To the extent permitted under applicable law, in the discretion of the proxies on such other matters as may properly come before the annual meeting.

A properly executed proxy card marked "Abstain" with respect to any proposal will not be voted for such proposal.

*Can I change my mind after I vote?*

If you are a shareholder of record, you may revoke or change your vote with respect to the shares of our common stock that are registered directly in your name by doing any of the following:

- Delivering a written notice of revocation to the Secretary of the Company, dated later than the proxy you want to revoke, before the vote is taken at the annual meeting;
- Properly executing and delivering a later dated proxy before the vote is taken at the annual meeting; or

- Voting in person at the annual meeting (your attendance at the annual meeting, in and of itself, will not revoke the earlier proxy).

If your shares are held in an account at a bank or broker, then you must follow the instructions provided by your bank or broker in order to revoke or change your vote with respect to those shares held in street name.

*How many votes am I entitled to?*

You are entitled to one vote for each share of the Company's common stock that you own on the record date.

*How many votes must be present to hold the annual meeting?*

In order for us to conduct the annual meeting, the holders of a majority of the shares of the Company's common stock issued and outstanding as of the close of business on August 15, 2007 must be present at the annual meeting in person or by proxy. This is referred to as a quorum. Broker non-votes (as described below under "— *Will my shares be voted if I do not provide my proxy?*"), if any, will be counted as shares present for purposes of determining the presence of a quorum.

*How many votes are needed to elect directors?*

On April 2, 2007, the Company's Board of Directors approved an amendment to the Company's Bylaws to require each director to be elected at an annual meeting of shareholders by a majority of the votes cast with respect to such director in uncontested elections (number of shares voted "for" a director must exceed the number of votes cast "against" that director). In a contested election at an annual meeting of shareholders (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. If a nominee who is already serving as a director is not elected by a majority of the votes cast at the annual meeting in an uncontested election, under Georgia law the director would continue to serve on the Company's Board of Directors as a "holdover director." However, under the Company's Bylaws, as now in effect, any director who stands for election but fails to be elected must offer to tender his or her resignation to the Company's Board of Directors. The Company's Board of Directors, in consultation with any of its committees so designated, would then determine whether to accept or reject the resignation, or whether other action should be taken. Under the Company's Bylaws, the Board of Directors is required to act on the resignation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. If a nominee who was not already serving as a director is not elected at the annual meeting, that nominee would not become a director and would not serve on the Company's Board of Directors as a "holdover director." All of the director nominees for the election of directors at the 2007 Annual Meeting of Shareholders are currently serving on the Company's Board of Directors.

Abstentions will have no effect on the vote for the election of directors. Shareholders may not cumulate votes in the election of directors.

*How many votes are needed to ratify the appointment of Ernst & Young LLP, independent registered public accounting firm, to serve as our independent auditors during the fiscal year which commenced June 2, 2007?*

Ratification of the appointment of Ernst & Young LLP to serve as our independent auditors during the fiscal year which commenced June 2, 2007 (which we refer to as "fiscal 2008"), as specified in Proposal No. 2, requires the affirmative vote of at least a majority of the outstanding shares of our common stock present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Abstentions will have the same effect as a vote against this proposal.

Shareholder ratification of the appointment of auditors is not required by law; however, the Company's Board of Directors considers the solicitation of shareholder ratification to be in the best interests of the Company and its shareholders. In view of the difficulty and expense involved in changing auditors on short notice, should our shareholders not ratify the selection of Ernst & Young LLP at the annual meeting, it is contemplated that the appointment of Ernst & Young LLP for fiscal 2008 will be permitted to stand unless the Company's Board of Directors finds other compelling reasons for making a change. Disapproval by the shareholders will be considered a recommendation that the Company's Board of Directors select other auditors for the following year.

*How many votes are needed for other matters?*

Approval of any other matter that properly comes before the annual meeting requires the affirmative vote of a majority of the outstanding shares of our common stock present at the annual meeting, in person or by proxy, and entitled to vote on the proposal (except as otherwise provided in our Articles of Incorporation, Bylaws or applicable law for actions requiring a greater percentage of votes in favor of a proposal). The Company's Board of Directors knows of no other matters that will be brought before the annual meeting. If other matters are properly introduced, the persons named in the enclosed proxy as the proxy holders will vote on such matters in their discretion.

*Will my shares be voted if I do not provide my proxy?*

Under certain circumstances, your shares may be voted if they are held in the name of a brokerage firm even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority, under the rules of the New York Stock Exchange (which we refer to as the "NYSE"), to vote shares on certain "routine" matters for which their customers do not provide voting instructions. Under the rules of the NYSE, as currently in effect, the election of directors and the ratification of Ernst & Young LLP as the Company's independent auditors are considered routine matters. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial holder of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote." In tabulating the voting result for a proposal that is not a routine matter, shares for which a brokerage firm signs and returns a proxy on your behalf that does not contain voting instructions with respect to that proposal will be deemed a broker non-vote. These proxies will be counted as present at the annual meeting for quorum purposes but will not be counted as entitled to vote on the non-routine proposal.

If you hold your shares directly in your own name, they will not be voted if you do not provide a proxy or attend the annual meeting and vote in person.

## EXECUTIVE OFFICERS

The following table sets forth information about our executive officers as of August 15, 2007:

| Name | Age | Position Held |
|---|---|---|
| J. Hicks Lanier | 67 | Chairman and Chief Executive Officer |
| Thomas C. Chubb III | 43 | Executive Vice President |
| Miles Gray[(1)] | 61 | CEO, Ben Sherman Group |
| S. Anthony Margolis | 65 | Group Vice President and CEO, Tommy Bahama Group |
| James F. Tuman III[(1)] | 59 | President, Lanier Clothes |
| John A. Baumgartner | 64 | Senior Vice President and Chief Information Officer |
| K. Scott Grassmyer | 46 | Senior Vice President and Controller |
| J. Reese Lanier, Jr. | 42 | Senior Vice President and Treasurer |
| Thomas E. Campbell | 43 | Vice President-Law, General Counsel and Secretary |
| Christine B. Cole | 58 | Vice President-Corporate Human Resources |
| Anne M. Shoemaker | 48 | Vice President-Internal Audit |

(1) On July 27, 2007, each of Messrs. Gray and Tuman was designated by the Company's Board of Directors as an executive officer of the Company for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (which we refer to as the "Exchange Act"). During the Company's fiscal year which ended June 1, 2007 (which we refer to as "fiscal 2007"), neither Mr. Gray nor Mr. Tuman was an executive officer of the Company.

All our executive officers are elected by and serve at the discretion of either the Board of Directors or the Chairman.

Mr. J. Hicks Lanier has been Chairman and Chief Executive Officer of the Company since 1981. Mr. Lanier also served as President of the Company from 1977 until 2003. He serves as a director of SunTrust Banks, Inc., Crawford & Company and Genuine Parts Company. He serves on the Audit Committees of SunTrust Banks, Inc. and Crawford & Company. He also serves on the Compensation Committees of Genuine Parts Company and Crawford & Company.

Mr. Thomas C. Chubb III was appointed as Executive Vice President in 2004. From 1999 to 2004, he served as Vice President, General Counsel and Secretary.

Mr. Miles Gray is CEO, Ben Sherman Group (one of the Company's operating groups) and has held that position since the Company's acquisition of Ben Sherman Limited in 2004. Prior to joining the Company, Mr. Gray had been the CEO of Ben Sherman Limited since 2000. From 1997 to 2000, Mr. Gray was Ben Sherman's European Sales & Marketing Director.

Mr. S. Anthony Margolis has been a Group Vice President of the Company and Chief Executive Officer of the Company's wholly owned subsidiary Tommy Bahama Group, Inc. (formerly known as Viewpoint International, Inc.) since 2003. Prior to joining the Company, Mr. Margolis had been the Chief Executive Officer and President of Viewpoint International, Inc. since 1992. Mr. Margolis currently serves on the Company's Board of Directors. Mr. Margolis is retiring from the Company's Board of Directors effective at the 2007 Annual Meeting of Shareholders, when his term expires. In accordance with our Bylaws, Mr. Margolis is ineligible for reelection to another term because he has attained the retirement age of 65 applicable to employee directors of the Company (other than our Chief Executive Officer), as described elsewhere in this proxy statement under the heading *"Election of Directors."*

Mr. James F. Tuman III is President, Lanier Clothes (one of the Company's operating groups) and has had this position since 2005. From 1994 to 2005, Mr. Tuman served as Group Manager and Vice President — Manufacturing of Lanier Clothes.

Mr. John A. Baumgartner was appointed as Senior Vice President and Chief Information Officer in 2004. From 1992 to 2004, he served as Vice President.

Mr. K. Scott Grassmyer has served as Senior Vice President and Controller since 2004. From 2003 to 2004, he served as Vice President and Controller. Mr. Grassmyer was appointed as Controller in 2002. Prior to joining the Company, he served as Senior Vice President and Chief Financial Officer of Duck Head Apparel Company, Inc., an apparel manufacturer, beginning in 1997.

Mr. J. Reese Lanier, Jr. has served as Senior Vice President and Treasurer since 2004. From 2003 to 2004, he served as Vice President and Treasurer. Mr. Lanier was appointed as Treasurer in 2000.

Mr. Thomas E. Campbell was appointed Vice President-Law, General Counsel and Secretary in 2006. Prior to joining the Company, Mr. Campbell was Senior Counsel at Interface, Inc., a manufacturer and marketer of floor coverings and fabrics, where he had served since 1997.

Ms. Christine B. Cole was appointed as Vice President-Corporate Human Resources in 2004. Prior to joining the Company, Ms. Cole had been the Vice President of Reed Business Information, Inc., a provider of information and communications for a diverse range of business sectors, beginning in 1999.

Ms. Anne M. Shoemaker was appointed as Vice President-Internal Audit in 2004. From 2001 to 2004, she served as Director of Credit and Internal Audit.

# ELECTION OF DIRECTORS
## (Proposal No. 1)

### Board of Directors

On January 8, 2007, the Company's Board of Directors amended the Company's Bylaws to increase the number of members on the Company's Board of Directors from 10 to 11. In connection with this amendment, Mr. George C. Guynn was appointed to the newly created vacancy on the Board of Directors. In addition, Mr. Thomas C. Gallagher resigned from the Board of Directors effective January 8, 2007. Accordingly, there is currently one vacancy on the Company's Board of Directors.

In accordance with our Articles of Incorporation, the directors are divided into three classes that are as nearly equal in size as possible. Directors in each class are elected to staggered three-year terms. A director holds office until the annual meeting of shareholders held in the year during which the director's term ends and until his or her successor is elected and qualified.

The Board of Directors' membership currently consists of three Class I directors, three Class II directors and four Class III directors. In accordance with our Articles of Incorporation, the newly created position to which Mr. Guynn was appointed is currently unclassified, and Mr. Guynn's term expires at the 2007 Annual Meeting of Shareholders. In addition, at the annual meeting, the terms of S. Anthony Margolis, James A. Rubright, Helen B. Weeks and E. Jenner Wood III, the four current Class III directors, will expire.

Pursuant to our Bylaws, individuals become ineligible for reelection or appointment as a director after reaching the applicable age set forth in the following table, although a director may continue to serve through the end of the term during which he or she reaches such retirement age:

| Type of Director | Retirement Age |
|---|---|
| Non-employee directors actively employed by a company in which such director does not beneficially own a controlling interest | 75 |
| All other non-employee directors | 72 |
| A current or former chief executive officer of the Company | 72 |
| Employee directors (other than a current or former chief executive officer of the Company) | 65 |

The Company's Board of Directors, based in part on the recommendation of the Nominating, Compensation and Governance Committee, has nominated each of George C. Guynn, James A. Rubright, Helen B. Weeks and E. Jenner Wood III for election as a Class III director to hold office until the annual meeting of shareholders held in 2010 and until his or her successor is elected and qualified. Mr. Margolis, a Group Vice President of the Company and Chief Executive Officer of the Company's wholly owned subsidiary Tommy Bahama Group, Inc. (which we refer to as the "Tommy Bahama Group"), is retiring from the Company's Board of Directors, effective at the 2007 Annual Meeting of Shareholders when his term expires, because he has reached the retirement age of 65 applicable to employee directors of the Company (other than our Chief Executive Officer). Mr. Margolis is expected to continue to serve as a Group Vice President of the Company and Chief Executive Officer of Tommy Bahama Group following his retirement from the Company's Board of Directors. The Board of Directors has not nominated another individual to fill the vacancy that will be created upon Mr. Margolis' retirement from the Board of Directors. The Company's other directors are expected to remain in office for the remainder of their respective terms, as indicated below.

The Company's Bylaws require each director to be elected at an annual meeting of shareholders by a majority of the votes cast with respect to such director in uncontested elections (number of shares voted "for" a director must exceed the number of votes cast "against" that director). In accordance with the Company's Bylaws, as currently in effect, in order for a shareholder to nominate a director for consideration at the 2007 Annual Meeting of Shareholders, the Company must have received the nomination not prior to May 14, 2007 and not later than June 13, 2007, unless the meeting has been advanced more than 30 days prior to or delayed more than 30 days after October 10, 2007 (which is the one-year anniversary of our 2006 Annual Meeting of Shareholders). Neither the Company nor the Company's Board of Directors or any committee thereof has timely received a shareholder nomination for a director for consideration at the annual meeting. Accordingly, the Company's Board of Directors has determined that the election of directors at the 2007 Annual Meeting of Shareholders is an uncontested election.

Under Georgia law, if a nominee who is already serving as a director is not elected at the annual meeting in an uncontested election, the director would continue to serve on the Company's Board of Directors as a "holdover director." Under the Company's Bylaws, any director who stands for election but fails to be elected must offer to tender his or her resignation to the Company's Board of Directors. The Company's Board of Directors, in consultation with any of its committees so designated, would then determine whether to accept or reject the resignation, or whether other action should be taken. Under the Company's Bylaws, the Board of Directors is required to act on the resignation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. If a nominee who was not already serving as a director is not elected at the annual meeting, that nominee would not become a director and would not serve on the Company's Board of Directors as a "holdover director." All of the director nominees for the election of directors at the 2007 Annual Meeting of Shareholders are currently serving on the Company's Board of Directors.

Abstentions will have no effect on the vote for the election of directors. Shareholders may not cumulate votes in the election of directors.

Each nominee has consented to serve if elected, and the Board of Directors has no reason to believe that any nominee will be unable or unwilling to serve if elected. If a nominee becomes unwilling or unable to serve prior to the annual meeting, then at the recommendation of the Board of Directors, (i) proxies will be voted for a substitute nominee selected by or at the direction of the Board of Directors, (ii) the vacancy created by the inability or unwillingness of a nominee to serve will remain open until filled by the Company's Board of Directors, or (iii) our Bylaws may be amended to reduce the number of directors serving on the Board of Directors.

**Recommendation of the Board of Directors**

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO ELECT THE CLASS III DIRECTOR NOMINEES LISTED BELOW.**

**Directors**

The following table sets forth, as of August 15, 2007, certain information concerning the director nominees and our other directors who will be continuing after the 2007 Annual Meeting of Shareholders.

**Nominees for Election — Class III Directors — Terms Expire in 2010**

| Name | Age | Director Since | Positions Held |
|---|---|---|---|
| George C. Guynn | 64 | 2007 | Mr. Guynn was appointed as a director of the Company by the Board of Directors on January 8, 2007. Mr. Guynn retired in October 2006 from his position of President and CEO of the Federal Reserve Bank of Atlanta, where he worked his entire career. Mr. Guynn is a director of Genuine Parts Company and serves on its Audit Committee. |
| James A. Rubright | 60 | 2004 | Mr. Rubright has served as Chief Executive Officer of Rock-Tenn Company, a manufacturer of paperboard, paperboard packaging and merchandising displays, since October 1999 and Chairman of its Board of Directors since January 2000. Mr. Rubright is a director of AGL Resources Inc., an energy company, and serves on its Compensation Committee. |
| Helen B. Weeks | 53 | 1998 | Ms. Weeks founded Ballard Designs, Inc., a home furnishing catalog business, in 1983 and served as Chief Executive Officer until she retired in 2002. |
| E. Jenner Wood III | 56 | 1995 | Mr. Wood became Chairman, President and Chief Executive Officer of SunTrust Bank, Central Group, in March 2001 and has served as Executive Vice President of SunTrust Banks, Inc. since 1994. SunTrust Banks, Inc. is a financial holding company that through its flagship subsidiary, SunTrust Bank, offers deposit, credit and trust and investment services. Mr. Wood is also a member of the Management Committee of SunTrust Banks, Inc. Mr. Wood is a director of Crawford & Company and serves on its Compensation Committee. He is also a director of Georgia Power Company and serves on its Finance Committee. |

**Continuing — Class I Directors — Terms Expire in 2008**

| Name | Age | Director Since | Positions Held |
|---|---|---|---|
| Cecil D. Conlee | 71 | 1985 | Mr. Conlee is Chairman of CGR Advisors, a real estate advisory company, and has held this position since 1990. Mr. Conlee serves on the Audit Committee of Vanderbilt University. |
| J. Reese Lanier, Sr.* | 64 | 1974 | Mr. Lanier is self-employed in farming and related businesses and has had this occupation for more than five years. |
| Robert E. Shaw | 75 | 1991 | Mr. Shaw retired in September 2006 from his position of Chief Executive Officer of Shaw Industries, Inc., a manufacturer and seller of carpeting to retailers and distributors. Mr. Shaw had held that position since 1971. |

**Continuing — Class II Directors — Terms Expire in 2009**

| Name | Age | Director Since | Positions Held |
|---|---|---|---|
| J. Hicks Lanier* | 67 | 1969 | Mr. Lanier has been Chairman and Chief Executive Officer of the Company since 1981. Mr. Lanier also served as President of the Company from 1977 until 2003. He serves as a director of SunTrust Banks, Inc., Crawford & Company and Genuine Parts Company. He serves on the Audit Committees of SunTrust Banks, Inc. and Crawford & Company. He also serves on the Compensation Committees of Genuine Parts Company and Crawford & Company. |
| Clarence H. Smith | 56 | 2003 | Mr. Smith is President and Chief Executive Officer of Haverty Furniture Companies, Inc., a home furnishings retailer, and has held this position since January 2003. He served as President and Chief Operating Officer of Haverty Furniture Companies, Inc. from 2002 to 2003, Chief Operating Officer of Haverty Furniture Companies, Inc. from 2000 to 2002, and Senior Vice President, General Manager — Stores of Haverty Furniture Companies, Inc. from 1996 to 2000. He is also a director of Haverty Furniture Companies, Inc. |

* J. Hicks Lanier and J. Reese Lanier, Sr. are first cousins. J. Reese Lanier, Jr., our Senior Vice President and Treasurer, is the son of J. Reese Lanier, Sr.

### Conduct Policies for Directors, Officers, including Senior Financial Officers, and Employees

The Board of Directors has adopted a Conflict of Interest and Business Ethics Policy for all of our directors, officers and employees. It is our policy that all such covered persons must avoid any activity that is or has the appearance of being hostile, adverse or competitive with the Company's business, or that interferes with the proper performance of their duties, responsibilities or loyalty to the Company. The Executive Committee of the Board of Directors has the authority, in its sole discretion, to approve any waiver of a provision of our Conflict of Interest and Business Ethics Policy granted to any of our employees (other than our officers). The Board of Directors has the exclusive authority, in its sole discretion, to approve any waiver of a provision of our Conflict of Interest and

Business Ethics Policy granted to any of our directors or officers. We will disclose on our Internet website at www.oxfordinc.com, to the extent and in the manner permitted by applicable law, any waiver of a provision of our Conflict of Interest and Business Ethics Policy granted to any of our directors or officers.

In addition, the Board of Directors has adopted an ethical conduct policy for our senior financial officers, including, among others, our principal executive officer (our CEO), our principal financial officer (our Executive Vice President) and our principal accounting officer (our Controller). These individuals are expected to adhere at all times to this ethical conduct policy. Failure to comply with this ethical conduct policy is a serious offense and will result in appropriate disciplinary action. The Board of Directors has the exclusive authority, in its sole discretion, to approve any material departure from a provision of this ethical conduct policy. We will disclose on our Internet website at www.oxfordinc.com, to the extent and in the manner permitted by Item 5.05 of Form 8-K under Section 13 or 15(d) of the Exchange Act, (i) the nature of any amendment to this ethical conduct policy (other than technical, administrative or other non-substantive amendments), (ii) our approval of any material departure from a provision of this ethical conduct policy, or (iii) our failure to take action within a reasonable period of time regarding any material departure from a provision of this ethical conduct policy that has been made known to any of our executive officers.

We have posted our Conflict of Interest and Business Ethics Policy and our ethical conduct policy for our senior financial officers on our Internet website at www.oxfordinc.com. A copy of each of these policies is available in print to any shareholder who so requests it. Requests for a copy of either of these policies should be mailed to: Oxford Industries, Inc., 222 Piedmont Avenue, N.E., Atlanta, GA 30308, Attention: Investor Relations.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires that our officers and directors, and persons who beneficially own more than 10% of our common stock, file with the U.S. Securities and Exchange Commission (which we refer to as the "SEC") certain reports, and to furnish copies thereof to us, with respect to each such person's beneficial ownership and changes in ownership of our equity securities. To the Company's knowledge, based solely upon a review of the copies of such reports furnished to us and certain representations made by such persons, all such persons complied with the applicable reporting requirements during fiscal 2007.

**Submission of Director Candidates by Shareholders**

On April 2, 2007, our Board of Directors amended the Company's Bylaws to, among other things, specify the date and process by which shareholders may submit a director nomination in order for such nomination to be timely and acceptable for consideration at any annual meeting of shareholders.

Pursuant to our Bylaws, as now in effect, to be timely, a director nomination by a shareholder must be delivered to our Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date on which we first mailed proxy materials for the preceding year's annual meeting; however, if the annual meeting of shareholders is advanced more than 30 days prior to or delayed more than 30 days after the first anniversary of the preceding year's annual meeting, a director nomination submitted by a shareholder to be timely must be delivered not later than the close of business on the later of (i) the 90th day prior to the annual meeting and (ii) the 10th day following the date on which public announcement of the date of such annual meeting is first made. Any recommendation received by our Secretary will be promptly forwarded to the Chairman of the Nominating, Compensation and Governance Committee for consideration.

Notice of a director nomination by a shareholder should include the following:

(1) the name and address of record of the shareholder making the nomination;

(2) a representation that the shareholder is a holder of record of shares of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(3) the class and number of shares of capital stock held of record, owned beneficially and represented by proxy by the shareholder and each proposed nominee, as of the date of the notice;

(4) the name, age, business and residence addresses and principal occupation or employment of each proposed nominee;

(5) a description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

(6) such other information regarding each proposed nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and

(7) the written consent of each proposed nominee to serve as a director if so elected.

In addition to candidates submitted by shareholders, the Nominating, Compensation and Governance Committee will also consider candidates recommended by directors, management, third party search firms and other valid and reliable sources. Candidates recommended by any of these sources will be equally evaluated and considered. The Nominating, Compensation and Governance Committee will compile a complete list of candidates recommended from any valid source and evaluate each candidate. Each candidate will be evaluated in the context of the current composition of the Board of Directors, the current needs of the Board of Directors and the long-term interests of our shareholders. After evaluating each candidate, the Nominating, Compensation and Governance Committee will vote on which candidates will be recommended to the full Board of Directors.

**Audit Committee**

As further described below under *"Corporate Governance — Committees of the Board of Directors — Audit Committee,"* our Board of Directors has organized an Audit Committee that, among other things, assists the Board of Directors in fulfilling its responsibilities with respect to the oversight of the integrity of our financial statements, reporting processes and systems of internal controls; our compliance with applicable laws and regulations; the qualifications and independence of our independent auditors; and the performance of our internal audit department and our independent auditors. Cecil D. Conlee, James A. Rubright and Clarence H. Smith are the members of the Audit Committee. The Board of Directors has determined that all members of the Audit Committee are independent and are financially literate in accordance with the NYSE's governance listing standards and the regulations of the SEC and that Mr. Conlee is an "audit committee financial expert" as that term is defined in Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (which we refer to as the "Securities Act").

## COMMON STOCK OWNERSHIP BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The table below sets forth certain information, as of August 15, 2007 (except as noted), regarding the beneficial ownership of shares of our common stock by:

- owners of 5% or more of our common stock;
- our directors;
- our named executive officers (as defined in "*Executive Compensation — Compensation Discussion and Analysis — Compensation Philosophy and Objectives*"); and
- our directors and executive officers as a group.

Except as set forth below, the shareholders named below have sole voting and investment power with respect to all shares of our common stock shown as being beneficially owned by them. Unless otherwise indicated, the address for each shareholder on this table is c/o Oxford Industries, Inc., 222 Piedmont Avenue, N.E., Atlanta, Georgia 30308.

| | Beneficial Ownership of Common Stock | |
|---|---|---|
| Name | Number of Shares[1] | Percent of Class[1] |
| Columbia Wanger Asset Management, L.P. | 2,302,400[a] | 12.89 |
| Kornitzer Capital Management, Inc. | 935,041[b] | 5.23 |
| John A. Baumgartner | 12,766[c] | * |
| Thomas C. Chubb III | 38,712[d] | * |
| Christine B. Cole | 1,867 | * |
| Cecil D. Conlee | 8,927 | * |
| George C. Guynn | 191 | * |
| J. Hicks Lanier | 1,612,109[e] | 8.98 |
| J. Reese Lanier, Sr. | 551,805[f] | 3.09 |
| S. Anthony Margolis | 26,973 | * |
| James A. Rubright | 1,315 | * |
| Michael J. Setola | 6,501[g] | * |
| Robert E. Shaw | 4,068 | * |
| Clarence H. Smith | 1,570 | * |
| Helen B. Weeks | 1,718 | * |
| E. Jenner Wood III | 2,170 | * |
| All directors and executive officers as a group (19 persons)[h] | 2,384,595[i] | 13.35[i] |

* Less than 1%

(1) Calculations based on an aggregate of 17,867,780 shares of our common stock outstanding at the close of business on August 15, 2007. In addition, the number of shares and percentage of the class beneficially owned for each shareholder assume the issuance of all shares attributable to outstanding options held by such shareholder that may be exercised within 60 days of August 15, 2007 but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The number of shares and percentage of the class beneficially owned by all directors and executive officers as a group assume the issuance of all shares

attributable to outstanding options held by such directors and executive officers that may be exercised within 60 days of August 15, 2007.

(a) The shares reported are held by Columbia Wanger Asset Management, L.P. in its capacity as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act. Columbia Wanger Asset Management, L.P., has sole voting power over 2,082,400 of the reported shares and sole dispositive power over all of the reported shares. As reported by Columbia Wanger Asset Management, L.P., the shares reported include shares representing 8.76% of the Company's outstanding common stock held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P. The address for Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, IL 60606. This information was as of December 31, 2006 and was obtained from a Schedule 13G/A filed on January 10, 2007.

(b) The shares reported are held by Kornitzer Capital Management, Inc. in its capacity as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act. As reported by Kornitzer Capital Management, Inc., Kornitzer Capital Management, Inc. is an investment adviser with respect to the reported shares for the accounts of other persons who have the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, the reported shares. Kornitzer Capital Management, Inc. has shared voting and dispositive power with respect to all shares reported. Its address is 5420 West 61st Place, Shawnee Mission, KS 66205. This information was as of December 31, 2006 and was obtained from a Schedule 13G filed on March 2, 2007.

(c) Includes 8,800 shares issuable pursuant to outstanding stock options that may be exercised within 60 days of August 15, 2007.

(d) Includes 29,870 shares issuable pursuant to outstanding stock options that may be exercised within 60 days of August 15, 2007.

(e) Consists of 447,212 shares held individually by Mr. Lanier, 582,020 shares held in trust, 492,477 shares held by a charitable foundation of which Mr. Lanier is a trustee and 90,400 shares issuable pursuant to outstanding stock options that may be exercised within 60 days of August 15, 2007. Mr. Lanier disclaims beneficial ownership of the reported shares held in trust and held by the charitable foundation of which Mr. Lanier is a trustee.

(f) Consists of 474,306 shares held individually by Mr. Lanier, 76,899 shares held in trust and 600 shares held by Mr. Lanier's wife. Mr. Lanier disclaims beneficial ownership of the reported shares held in trust and held by his wife.

(g) Mr. Setola served as President of the Company until January 31, 2007. Section 16(a) of the Exchange Act requires that our officers, among others, file with the SEC certain reports with respect to such person's beneficial ownership of our equity securities. Accordingly, Mr. Setola's obligation to file such reports pursuant to Section 16(a) of the Exchange Act terminated in connection with the termination of his employment with the Company on January 31, 2007. Information regarding Mr. Setola's beneficial ownership of shares of our common stock is based on a Form 4 filed by Mr. Setola with the SEC on August 7, 2006, the last report filed by Mr. Setola with respect to his beneficial ownership of our equity securities.

(h) The number of shares and percentage of the class beneficially owned by all directors and executive officers as a group include shares beneficially owned by Messrs. Gray and Tuman but do not include shares beneficially owned by Mr. Setola. Each of Messrs. Gray and Tuman was designated by the Company's Board of Directors as an executive officer of the Company for purposes of Section 16 of the Exchange Act on July 27, 2007 and, accordingly, each was an executive officer of the Company on August 15, 2007. Mr. Setola resigned as President of the Company effective January 31, 2007. Mr. Setola's beneficial ownership was excluded for purposes of this calculation because he was not an executive officer of the Company on August 15, 2007.

(i) Of this amount, the executive officers not listed by name hold individually an aggregate of 68,045 shares, hold an aggregate of 19,606 shares in trust and have the right to acquire 31,300 shares pursuant to outstanding stock options that may be exercised within 60 days of August 15, 2007.

Under the rules of the SEC, a person may be deemed to beneficially own securities in which he or she has no financial interest. The information set forth above under this heading *"Common Stock Ownership by Management and Certain Beneficial Owners"* shall not be construed as an admission that any such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities disclosed above.

## CORPORATE GOVERNANCE

The Board of Directors oversees the Company's business in accordance with the Georgia Business Corporation Code, as implemented by our Articles of Incorporation and Bylaws. The directors are elected by our shareholders to oversee their interest in the long-term health and overall success of the Company. The Board of Directors serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the shareholders. The Board of Directors selects and oversees the members of senior management, who are charged by the Board of Directors with conducting the day-to-day business of the Company.

### Director Independence

The Board of Directors annually reviews the independence of our directors. As a result of its annual review, the Board of Directors has affirmatively determined that none of the following director nominees has a material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and, as a result, such directors are independent: George C. Guynn, James A. Rubright, Helen B. Weeks and E. Jenner Wood III. In addition, the Board of Directors has affirmatively determined that the following continuing directors are independent: Cecil D. Conlee, Robert E. Shaw and Clarence H. Smith.

In determining director independence, the Board of Directors broadly considers all relevant facts and circumstances, including the corporate governance listing standards of the NYSE. The Board of Directors considers the issue not merely from the standpoint of a director, but also from that of persons or organizations with which the director has an affiliation. An independent director is free of any relationship with the Company or its management that might impair the director's ability to make independent judgments. Mr. E. Jenner Wood III has certain relationships with the Company that are described elsewhere in this proxy statement under the heading *"Certain Relationships and Related Transactions."* The Board of Directors has determined that this relationship is not material for purposes of determining Mr. Wood's independence in accordance with the NYSE corporate governance listing standards.

### Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines that set forth certain guidelines for the operation of the Board of Directors and its committees. In accordance with its charter, the Nominating, Compensation and Governance Committee of the Board of Directors periodically reviews and assesses the adequacy of our Corporate Governance Guidelines. We have posted our Corporate Governance Guidelines on our Internet website at www.oxfordinc.com. A copy of our Corporate Governance Guidelines is available in print to any shareholder who so requests it. Requests for a copy of our Corporate Governance Guidelines should be mailed to: Oxford Industries, Inc., 222 Piedmont Avenue, N.E., Atlanta, GA 30308, Attention: Investor Relations.

### Director Self-Evaluation

In accordance with our Corporate Governance Guidelines, the Board of Directors annually conducts a self-evaluation of the Board of Directors. The Nominating, Compensation and Governance Committee oversees the Board of Directors' self-evaluation process.

### Meetings of Non-Employee Directors

Pursuant to our Corporate Governance Guidelines, our non-employee directors periodically meet separately from the other directors in executive sessions. Our non-employee directors include directors who are independent, as determined by the Board of Directors, and any other directors who are not officers or employees of the Company even though they may have another relationship with the Company or its management that prevents them from being considered independent under the NYSE corporate governance listing standards.

### Presiding Independent Director

Cecil D. Conlee is the presiding independent director, in accordance with our Corporate Governance Guidelines. The presiding independent director serves in a lead capacity to chair executive sessions of the non-employee directors and coordinate the activities of the other non-employee directors.

### Succession Planning

The Board of Directors plans for succession to the position of Chief Executive Officer, as well as certain other senior management positions. To assist the Board of Directors, the Chairman and Chief Executive Officer periodically provides the non-employee directors of the Board of Directors with an assessment of senior executive officers and of their potential to succeed him. He also provides the non-employee directors with an assessment of persons considered potential successors to certain senior management positions.

### Meetings of the Board of Directors; Attendance at the Annual Meeting of Shareholders

The Board of Directors met four times during fiscal 2007. Each of our incumbent directors attended at least 75 percent of the aggregate number of meetings of the Board of Directors and of all committees of which the director was a member during the period he or she was a director or served on such committees.

While the Company has not adopted a formal policy regarding attendance by members of the Board of Directors at the Annual Meeting of Shareholders, the Company encourages directors to attend the Annual Meeting of Shareholders in person. Each of the directors attended the Company's 2006 Annual Meeting of Shareholders in person.

### Committees of the Board of Directors

The Board of Directors has a standing Executive Committee, Audit Committee and Nominating, Compensation and Governance Committee.

*Executive Committee*

J. Hicks Lanier, Robert E. Shaw and E. Jenner Wood III are the members of the Executive Committee. Mr. Lanier is chairman of the Executive Committee.

The Executive Committee is authorized to exercise the authority of the full Board of Directors in managing the business and affairs of the Company. However, the Executive Committee does not have certain powers, including the following:

(1) to fill vacancies on the Board of Directors;

(2) to adopt, amend or repeal our Bylaws; or

(3) to approve or propose to shareholders any action that Georgia law requires to be approved by shareholders.

The Executive Committee did not meet in person during fiscal 2007 but acted by written consent on six occasions during fiscal 2007.

*Audit Committee*

Cecil D. Conlee, James A. Rubright and Clarence H. Smith are the members of the Audit Committee. Mr. Conlee is chairman of the Audit Committee. We have posted the Audit Committee's charter on our Internet website at www.oxfordinc.com. A copy of our Audit Committee's charter is available in print to any shareholder who so requests it. Requests for a copy of our Audit Committee's charter should be mailed to: Oxford Industries, Inc., 222 Piedmont Avenue, N.E., Atlanta, GA 30308, Attention: Investor Relations.

The Board of Directors annually evaluates the financial expertise and independence of the members of the Audit Committee. Following its review, the Board of Directors determined that Mr. Conlee is an "audit committee financial expert" as that term is defined in Item 407(d) of Regulation S-K under the Securities Act. The Board also determined that all members of the Audit Committee are independent and are financially literate in accordance with the NYSE's governance listing standards and the regulations of the SEC.

The Board of Directors established the Audit Committee (in accordance with Rule 10A-3 of the Exchange Act) to assist the Board of Directors in fulfilling its responsibilities with respect to the oversight of the following:

(1) the integrity of our financial statements, reporting processes and systems of internal controls;

(2) our compliance with applicable laws and regulations;

(3) the qualifications and independence of our independent auditors; and

(4) the performance of our internal audit department and our independent auditors.

The principal duties and responsibilities of the Audit Committee are set forth in its charter. The Audit Committee may exercise additional authority prescribed from time to time by the Board of Directors.

The Audit Committee met in person four times and acted by written consent on one occasion during fiscal 2007.

*Nominating, Compensation and Governance Committee*

Cecil D. Conlee, Robert E. Shaw and Helen B. Weeks are the members of the Nominating, Compensation and Governance Committee. Mr. Shaw is chairman of the Nominating, Compensation and Governance Committee. We have posted the Nominating, Compensation and Governance Committee's charter on our Internet website at www.oxfordinc.com. A copy of the Nominating, Compensation and Governance Committee's charter is available in print to any shareholder who so requests it. Requests for a copy of the Nominating, Compensation and Governance Committee's charter should be mailed to: Oxford Industries, Inc., 222 Piedmont Avenue, N.E., Atlanta, GA 30308, Attention: Investor Relations.

The Board of Directors has determined that all members of the Nominating, Compensation and Governance Committee are independent in accordance with the NYSE corporate governance listing standards. The purpose of the Nominating, Compensation and Governance Committee is to:

(1) assist the Board of Directors in fulfilling its responsibilities with respect to compensation of our executive officers;

(2) recommend candidates for all directorships to be filled;

(3) identify individuals qualified to serve as members of the Board of Directors;

(4) review and recommend committee appointments;

(5) take a leadership role in shaping our corporate governance;

(6) develop and recommend to the Board of Directors for adoption our Corporate Governance Guidelines;

(7) lead the Board of Directors in an annual review of its own performance; and

(8) perform other functions that it deems necessary or appropriate.

The Nominating, Compensation and Governance Committee also has the following responsibilities, among others, related to compensation of our directors, officers and other key employees:

(1) administering our stock option and restricted stock plans;

(2) administering our Executive Performance Incentive Plan;

(3) reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer ("CEO");

(4) evaluating the CEO's performance in light of those goals and objectives;

(5) determining the compensation of the CEO based upon this evaluation;

(6) reviewing and approving the compensation of our executive officers; and

(7) making recommendations to the Board of Directors regarding non-chief executive officer compensation, incentive-compensation plans and equity-based plans.

To facilitate the Nominating, Compensation and Governance Committee's fulfillment of its responsibilities relating to the compensation of the CEO, as well as certain of our other executive officers, our Corporate Human Resources Department and other internal resources provide information to the committee, as requested by the committee. In addition, in reviewing and approving the compensation of our executive officers (other than the CEO), the Nominating, Compensation and Governance Committee considers the recommendation and evaluation of the CEO in evaluating such compensation. The Nominating, Compensation and Governance Committee met in person on two occasions and acted by written consent on eight occasions during fiscal 2007.

## EXECUTIVE COMPENSATION

### Compensation Discussion and Analysis

*Compensation Philosophy and Objectives*

Our compensation programs are intended to motivate our officers and other key employees to achieve short- and long-term corporate goals that enhance shareholder value and to enable us to attract and retain exceptionally talented individuals. To meet these objectives, we aim to provide pay for performance by setting challenging Company-related and individual performance goals for our executives and conditioning a significant proportion of their compensation on the achievement of those goals. As a result, a significant proportion of our executive officers' compensation, including the named executive officers described below, is variable, based on corporate, divisional and/or individual performance.

*Named Executive Officers for Fiscal 2007*

Under the rules of the SEC, we are required to disclose compensation and related information relating to our principal executive officer, our principal financial officer, our three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the last completed fiscal year and up to two additional individuals for whom disclosure would have been provided pursuant to the preceding but for the fact that the individual was not serving as an executive officer at the end of the last completed fiscal year. We have determined that under these rules, our "named executive officers" for fiscal 2007 are Mr. J. Hicks Lanier, our Chairman and Chief Executive Officer, Mr. Thomas C. Chubb III, our Executive Vice President, Mr. S. Anthony Margolis, our Group Vice President, Mr. John A. Baumgartner, our Senior Vice President and Chief Information Officer, Ms. Christine B. Cole, our Vice President-Corporate Human Resources, and Mr. Michael J. Setola, our former President.

*Elements of Executive Officer Compensation*

Total compensation for our named executive officers consists of the following components:

- base salary;
- short-term incentive compensation;
- long-term equity incentive compensation;
- participation opportunities in other benefit plans, including our Employee Stock Purchase Plan, our Retirement Savings Plan, our Non-Qualified Deferred Compensation Plan and our Executive Medical Plan; and
- perquisites.

In approving the total compensation paid to our named executive officers, our Nominating, Compensation and Governance Committee (which we refer to in this section of the proxy statement as our "compensation committee") does not expressly allocate a specified percentage of total compensation to base salary, short-term incentive compensation and/or long-term equity incentive compensation. However, in determining base salary and the short-term incentive compensation that a named executive officer may receive at target (as further described below under "*— Base Salary*" and "*— Short-Term Incentive Compensation*"), our compensation committee considers the total cash compensation that would become payable to that officer in comparison to the total cash compensation ranges recommended by our Corporate Human Resources Department based on market surveys (as further described below under "*— Benchmarking*").

*Base Salary*

Salaries are used to provide a fixed amount of compensation to our named executive officers for the performance of their duties.

*Overview and Objectives.* The base salaries of our named executive officers are reviewed on an annual basis. The effective date of increases in the base salaries for our named executive officers has historically been August 1st of each year (with exceptions relating to our recently acquired businesses). Salary increases also occur periodically upon promotion or a significant increase in responsibilities. All salary increases for our executive officers are approved by our compensation committee.

All of the employment positions within our corporate headquarters function, including those for our named executive officers other than Mr. Margolis, are assigned a job level based on the requirements and responsibilities of the position. For each of these job levels (other than for our Chief Executive Officer), a salary range is determined by our Corporate Human Resources Department based on published market surveys of compensation of similarly positioned employees within our industry. These published surveys include industry specific reports from Mercer HR Consulting, ICR Limited, Towers Perrin and Watson Wyatt (as further described below under "— *Benchmarking*"). Our Corporate Human Resources Department periodically reviews and revises the salary ranges recommended for each of these job levels, including the salary ranges for each of our executive officers (other than Messrs. Margolis and Gray). Likewise, most employment positions within our Oxford Apparel and Lanier Clothes divisions are assigned a job level with salary ranges determined by our Corporate Human Resources Department based on market surveys. Within our Tommy Bahama and Ben Sherman divisions, employee salary ranges are established by divisional Human Resources departments based on market surveys of compensation of similarly positioned employees within the industry.

Each executive officer's base salary is determined based on the person's job level and individual responsibilities and performance. Our Chief Executive Officer recommends the salaries of all of our executive officers (other than our Chief Executive Officer) to our compensation committee. Our compensation committee determines the salary of our Chief Executive Officer and reviews and approves (with or without modification) the recommended salaries of all our other executive officers. In evaluating and determining the salary of our Chief Executive Officer, our compensation committee considers the Company's performance and our Chief Executive Officer's performance during the preceding fiscal year and the salaries of chief executive officers at a comparison group of "peer companies" (as further described below under "— *Benchmarking*").

*Chief Executive Officer Base Salary for Fiscal 2008.* In determining our Chief Executive Officer's base salary for fiscal 2008, our compensation committee took into account our financial performance relative to other publicly-traded apparel companies and the compensation paid to chief executives at peer companies. Our compensation committee considered Mr. Lanier's service to Oxford and recognized that during fiscal 2007 Mr. Lanier's performance was noteworthy given the challenging retail environment and adverse economic conditions that prevailed. Our compensation committee reviewed the strategic actions taken by Mr. Lanier to improve our future profitability and growth prospects. In particular, our compensation committee noted the progress with our strategy of focusing on "lifestyle" brand businesses, as exemplified by the continuing success of the Tommy Bahama Group during fiscal 2007 and the improvements in certain of our other operating groups. Based upon this review, our compensation committee increased Mr. Lanier's annual base salary from $800,000 to $832,000 for fiscal 2008. In determining Mr. Lanier's base salary for fiscal 2008, our compensation committee observed that Mr. Lanier's base salary is below the $40^{th}$ percentile compared to the base salary paid to chief executives at peer companies.

*Other Named Executive Officer Base Salaries for Fiscal 2008.* In recommending the base salaries of each of our other named executive officers (other than Mr. Margolis) for fiscal 2008, Mr. Lanier, in collaboration with our

Corporate Human Resources Department, evaluated the compensation paid to such officer in the context of the individual's job level, the salary range recommended by our Corporate Human Resources Department for the applicable job level based on the survey data, the individual's responsibility within the organization as a whole and the individual's personal performance during fiscal 2007. In light of the efforts put forth by each of these other named executive officers during fiscal 2007, our compensation committee approved a 5.88%, 4.85% and 4.99% increase in base salary for each of Mr. Chubb, Mr. Baumgartner and Ms. Cole, respectively, effective August 1, 2007.

*Mr. Margolis' Base Salary for Fiscal 2008.* In the case of Mr. Margolis, Mr. Lanier took into consideration the Tommy Bahama Group's performance during fiscal 2007, as well as the employment arrangement that we entered into with Mr. Margolis in connection with our acquisition of Tommy Bahama Group in June 2003. This employment arrangement provided for an annual increase of 5% of Mr. Margolis' base salary (through fiscal 2007) if the Tommy Bahama Group's profit before taxes (net of certain capital charges and other agreed upon adjustments) for the preceding fiscal year exceeded a specified target. Although Mr. Margolis' prior employment arrangement did not specifically address the issue of his base salary for fiscal 2008, in light of the Tommy Bahama Group's noteworthy performance for fiscal 2007 (including its achievement of its profit before taxes goal), Mr. Lanier recommended, and our compensation committee approved, a 5% increase in Mr. Margolis' base salary for fiscal 2008, from $1,187,530 to $1,246,907.

*Short-Term Incentive Compensation (Bonuses)*

*Overview and Objectives of our Executive Performance Incentive Plan.* Our executive officers are eligible to receive annual cash bonuses based on performance awards granted under our Executive Performance Incentive Plan (which we refer to as the "EPIP"). The EPIP was approved by our shareholders in 2003 and is administered by our compensation committee. A performance award under the EPIP generally entitles the participant to cash compensation based upon the achievement by Oxford or one or more of its business units of certain pre-established performance measures. For each EPIP participant, the bonus may be calculated as a percentage of base salary or as a percentage of a target bonus amount. Our compensation committee also has the authority under the EPIP to award bonuses to participants based on their individual personal performance.

The EPIP is used, among other things, to:

- attract and retain qualified executives;
- align the compensation paid to our executive officers with Oxford's performance;
- motivate our executive officers to work to achieve and exceed specific Company performance goals; and
- facilitate the treatment of elements of compensation as "performance-based compensation" under the Internal Revenue Code (which is described in more detail below under "*— Tax Deductibility Considerations*").

In administering the EPIP, our compensation committee establishes target bonus levels for our executive officers that are intended to reflect the individual's responsibility within the organization and his or her ability to impact Company performance as a whole. Target bonus levels for our executive officers, which are approved annually by our compensation committee, typically are expressed as a percentage of base salary and, generally, such bonus percentages increase as an officer's responsibilities within our organization increase. Our compensation committee believes that by having a relatively greater percentage of total compensation of our most senior executives tied to company performance, our shareholders' interests are better served.

*Fiscal 2007 Bonus.* For the fiscal 2007 bonus program under the EPIP, our compensation committee established target bonus levels for our named executive officers (other than Mr. Margolis) that included two elements:

- a formula-based bonus element tied to the achievement of a company performance measures under the EPIP (which bonus element we refer to as the "formula bonus"); and
- an individual performance based bonus element (which bonus element we refer to as the "individual performance bonus").

The formula bonus element represented 67% of the target bonus level for each participant, while the individual performance bonus element represented 33% of the target bonus level. As has been the case for each year since the EPIP was implemented, in fiscal 2007 our compensation committee used return on net assets ("RONA"), as adjusted for non-recurring or unusual items, in setting performance measures for the formula bonus element of such bonus awards and in determining achievement of such performance measures. Specifically, our compensation committee established a threshold RONA, a target RONA and a maximum RONA for the fiscal year for each of our operating groups based on our business plan for the year. For fiscal 2007 (as was the case for each year since the EPIP was implemented), RONA (for purposes of determining achievement of the RONA performance measures) gave effect to a 10% capital charge on the assets employed in the applicable operating group(s). For fiscal 2007, each named executive officer's (other than Mr. Margolis') formula bonus was allocated as follows:

- 30% of the formula bonus was based on the satisfaction by the combined operations for our Oxford Apparel and Lanier Clothes divisions of a specified target RONA for those divisions;
- 55% of the formula bonus was based on the satisfaction by our Tommy Bahama division of a specified target RONA for that division; and
- 15% of the formula bonus was based on the satisfaction by our Ben Sherman division of a specified target RONA for that division.

Under the terms of the EPIP for fiscal 2007, if the applicable threshold RONA for a particular operating division(s) was not met or exceeded for fiscal 2007, no formula bonus would be awarded to a named executive officer in respect of the portion of the officer's formula basis allocated to the RONA for the applicable operating division(s). For actual RONA performance between threshold RONA and target RONA or between target RONA and maximum RONA for the applicable operating division(s), the formula bonus allocated to the operating division(s) would be adjusted on a pro rata basis as a percentage of actual RONA compared to target RONA. If the maximum RONA was met or exceeded for an operating division(s), a named executive officer would be eligible to receive 150% of his or her target formula bonus allocated to the applicable operating division(s). For fiscal 2007, our compensation committee approved the following RONA performance goals for the applicable operating division(s):

- A threshold RONA, target RONA and maximum RONA of 14.0%, 18.0% and 22.0%, respectively, for the combined operations for our Oxford Apparel and Lanier Clothes divisions;
- A threshold RONA, target RONA and maximum RONA of 14.0%, 18.0% and 22.0%, respectively, for our Tommy Bahama division; and
- A threshold RONA, target RONA and maximum RONA of 3.0%, 6.0% and 9.0%, respectively, for our Ben Sherman division.

By way of example, at the beginning of fiscal 2007, our compensation committee approved a target bonus level for Mr. J. Hicks Lanier of 105% of Mr. Lanier's base salary. Mr. Lanier's approved base salary for fiscal 2007 was $800,000 so his target bonus level (expressed in dollars) was $840,000. The formula bonus element represented 67% of the target bonus level, while the individual performance bonus element represented 33% of the target bonus level. Accordingly, for fiscal 2007, Mr. Lanier's target formula bonus (expressed in dollars) was $562,800 and his target individual performance bonus (expressed in dollars) was $277,200. The target formula bonus (expressed in dollars) was allocated $168,840 to the satisfaction of the applicable target RONA by the operations of our Oxford Apparel and Lanier Clothes divisions; $309,540 to the satisfaction of the applicable target RONA by the operations of our Tommy Bahama division; and $84,420 to the satisfaction of the applicable target RONA by the operations of our Ben Sherman division.

Following the end of fiscal 2007, our compensation committee certified the results of the preceding fiscal year for purposes of determining satisfaction of the RONA performance measures. Specifically, for fiscal 2007:

- the combined operations of our Oxford Apparel and Lanier Clothes divisions failed to achieve the threshold RONA;
- our Tommy Bahama division exceeded the maximum RONA; and
- our Ben Sherman division failed to achieve the threshold RONA.

Accordingly, Mr. Lanier's target formula bonus was determined to be 82.5% of his aggregate target formula bonus, calculated as follows:

- the percentage of the target formula bonus awarded in respect of the combined operations of our Oxford Apparel and Lanier Clothes divisions (0%) multiplied by the portion of the total target formula bonus allocated to the combined operations of our Oxford Apparel and Lanier Clothes divisions (30%), which equals 0%; plus
- the percentage of the target formula bonus awarded in respect of the operations of our Tommy Bahama division (150%) multiplied by the portion of the total target formula bonus allocated to the operations of our Tommy Bahama division (55%), which equals 82.5%; plus
- the percentage of the target formula bonus awarded in respect of the operations of our Ben Sherman division (0%) multiplied by the portion of the total target formula bonus allocated to the operations of our Ben Sherman division (15%), which equals 0%.

Accordingly, Mr. Lanier received a formula bonus of $464,310 (82.5% of his target formula bonus of $562,800).

*Individual Performance Bonus.* For fiscal 2007, the individual performance bonus for our named executive officers (other than Mr. Margolis) was determined as a function of the percentage of the target formula bonus payable in respect of our performance for the fiscal year and the individual's personal performance during the fiscal year. Since each of our named executive officers (other than Mr. Margolis) received 82.5% of his or her respective formula bonus for fiscal 2007, the individual performance bonus opportunity at target individual performance for each of the participating named executive officers was reduced to 82.5% of what his or her individual performance bonus opportunity would have been if each of our operating divisions had achieved target RONA. For example, because of our actual performance during fiscal 2007, Mr. Lanier's individual performance bonus opportunity at target individual performance was reduced to $228,690 (which is 82.5% of what his individual performance bonus opportunity would have been if each of our operating divisions had achieved target RONA (i.e., 82.5% of $277,200)).

Our compensation committee has the authority to vary the individual performance bonus for each of our executive officers from 0% to 200% of the target individual performance bonus (as adjusted to give effect to the satisfaction of the RONA targets, as described above) based upon an individual's performance during the fiscal year. For example, our compensation committee had the discretion to award Mr. Lanier an individual performance bonus between $0 and $457,380 (i.e., between 0% and 200% of his target individual performance bonus after giving effect to the satisfaction of the RONA targets). After considering Mr. Lanier's individual performance during fiscal 2007, including the challenges faced in the retail and apparel industries, our compensation committee approved an individual performance bonus of $228,690 for Mr. Lanier in respect of fiscal 2007. By way of further example, if each of the applicable operating divisions had met or exceeded the applicable maximum RONA for fiscal 2007, Mr. Lanier would have been eligible to receive an individual performance bonus at target of $415,800 (which is equal to 150% of $277,200 (i.e., what his target individual performance bonus would have been if each of our operating divisions had achieved target RONA)). Under the terms of the performance awards under the EPIP for fiscal 2007, if the applicable threshold RONA had not been met or exceeded for fiscal 2007 by any of our applicable operating divisions, a participant in the EPIP would not have been eligible for any formula bonus or any individual performance bonus.

The individual performance bonuses for each of our named executive officers (other than our Chief Executive Officer) were reviewed and recommended to our compensation committee by our Chief Executive Officer. In evaluating the individual performance bonus element for participating executive officers, our compensation committee considered various criteria relative to the officer's individual performance during the fiscal year. Our compensation committee approved the actual individual performance bonuses for each of these other named executive officers. The actual individual performance bonus paid to each of our named executive officers for fiscal 2007 are listed under the heading "Bonus" in the table below under *"— Summary Compensation Table for Fiscal 2007."*

*Mr. Margolis' Bonus for Fiscal 2007.* With respect to Mr. Margolis' bonus for fiscal 2007 under the EPIP, our compensation committee established a threshold, target and maximum bonus level for Mr. Margolis using the Tommy Bahama Group's profit before taxes for fiscal 2007 as the applicable performance measure. Our compensation committee also established corresponding threshold, target and maximum profit before taxes performance goals of $67,561,000, $75,068,000 and $82,581,000, respectively for fiscal 2007. Specifically, the threshold profit before taxes performance measure equaled 90% of the Tommy Bahama Group's target profit before taxes performance measure and the maximum profit before taxes measure equaled 110% of its target profit before taxes performance measure. If the threshold profit before taxes performance measure had not been met or exceeded for fiscal 2007, Mr. Margolis would not have been eligible to receive a bonus for fiscal 2007. If the maximum profit before taxes performance measure had been met or exceeded, Mr. Margolis would have been eligible to receive a bonus equal to 100% of his base salary for fiscal 2007. For performance between the threshold and target profit before taxes levels or between the target and maximum profit before taxes levels, Mr. Margolis' actual bonus was to have been interpolated on a straight-line basis between 0% and 50% of his base salary or between 50% and 100% of his base salary, respectively, relative to the threshold, target and maximum performance measures. If the Tommy Bahama Group's profit before taxes (net of certain capital charges and other agreed upon adjustments) for fiscal 2007 equaled the agreed upon target profit before taxes for the fiscal year, Mr. Margolis would have been entitled to receive a bonus equal to 50% of his base salary for fiscal 2007. For fiscal 2007, our compensation committee certified that the Tommy Bahama Group's actual profit before taxes (which was $75,074,000) was essentially equal to its target profit before taxes goal and, therefore, the committee determined that the Mr. Margolis' bonus for fiscal 2007 should be $593,765 (i.e., an amount equal to 50% of his base salary).

*Fiscal 2007 Target and Actual Bonuses Paid.* The fiscal 2007 target and actual bonuses paid to each of the named executive officers and the fiscal 2008 target bonus level (expressed as a percentage of base salary) are shown in the table below.

| Name | Target Bonus Level (% of Base Salary) | Payout Range (% of Base Salary) | Target Bonus Award ($) | Maximum Bonus Award ($) | Actual Bonus Award ($) | Actual Bonus Award (% of Base Salary) | Fiscal 2008 Target Bonus Level (% of Base Salary) |
|---|---|---|---|---|---|---|---|
| J. Hicks Lanier<br>Chairman and Chief Executive Officer | 105 | 0-209 | 840,000 | 1,675,800 | 693,000 | 86.6 | 105 |
| Thomas C. Chubb III<br>Executive Vice President | 55 | 0-110 | 210,375 | 419,698 | 200,000 | 52.3 | 55 |
| S. Anthony Margolis<br>Group Vice President | 50 | 0-100 | 593,765 | 1,187,530 | 593,765 | 50 | 50 |
| John A. Baumgartner<br>Senior Vice President and Chief Information Officer | 45 | 0-90 | 106,650 | 212,767 | 87,986 | 37.1 | 45 |
| Christine B. Cole<br>Vice President-Corporate Human Resources | 45 | 0-90 | 108,113 | 215,684 | 89,193 | 37.1 | 45 |
| Michael J. Setola[(1)]<br>Former President | 55 | 0-110 | 437,250 | 872,314 | 161,348 | 20.3 | — |

(1) Mr. Setola resigned as President of the Company effective January 31, 2007. A pro-rated formula bonus was paid to Mr. Setola in accordance with the terms of a release and non-solicitation agreement described under "—*Termination, Severance and Change-in-Control Arrangements.*" Pursuant to the terms of the release and non-solicitation agreement, Mr. Setola was not eligible for any individual performance bonus in respect of fiscal 2007.

*Fiscal 2008 Bonus.* For fiscal 2008, our compensation committee has again approved the use of RONA as the performance measure for determining cash bonuses paid to each of our named executive officers (other than Mr. Margolis). For fiscal 2008, our compensation committee has approved RONA measures for these named executive officers based on the following allocation of the officer's formula bonus:

- 55% of the formula bonus will be based on the satisfaction by our Tommy Bahama division of its specified target RONA;
- 10% of the formula bonus will be based on the satisfaction by our Oxford Apparel division of its specified target RONA;
- 10% of the formula bonus will be based on the satisfaction by our Lanier Clothes division of its specified target RONA;
- 10% of the formula bonus will be based on the satisfaction by our Ben Sherman division of its specified target RONA; and
- 15% of the formula bonus will be based on the satisfaction by our company as a whole of a consolidated target RONA.

In addition, Mr. Lanier recommended, and our compensation committee approved, profit before taxes performance measures and target bonus levels for Mr. Margolis similar to the methodology used in respect of fiscal 2007. The RONA and profit before taxes performance goals established by our compensation committee were based on the business plan and budgets for each of our divisions utilizing substantially the same methodology as used in establishing the fiscal 2007 performance goals. As noted above, in respect of fiscal 2007, our named executive officers (other than Mr. Margolis) received bonuses based on our achievement of 82.5% of the target RONA, and Mr. Margolis received a bonus based on the Tommy Bahama Group's achievement of 100% of its target profit before taxes. We believe that if our performance as a whole, and that of our respective divisions, during fiscal 2008 resembles our performance during fiscal 2007 that we and our respective divisions would achieve similar proportions of the target performance measures.

*Long-Term Equity Incentive Compensation*

*Overview and Objectives of our Long-Term Stock Incentive Plan.* Our Long-Term Stock Incentive Plan (which we refer to as the "LTIP") was initially approved by our shareholders in 2004. Under the LTIP, our compensation committee has the authority to award equity grants to our non-employee directors and key employees (including the named executive officers). LTIP awards can be made in the form of incentive and non-qualified stock options, stock appreciation rights, restricted shares and restricted share units. Since the LTIP went into effect, our compensation committee has granted awards under the LTIP exclusively in the form of restricted stock and restricted share units, and we have not granted stock options to any of our executive officers since November 2003.

The Board of Directors and our compensation committee believe that granting awards under the LTIP in the form of restricted stock and restricted share units is in the best interests of our shareholders and is consistent with recent trends in equity-based compensation. Specifically, the use of equity awards such as restricted stock and restricted share units that can both lose value and increase in value as our stock price may fall or rise better aligns the interests of our directors and executive officers and our shareholders and reduces the dilutive effect to our shareholders that certain other types of equity awards may have.

Our compensation committee utilizes the LTIP to, among other things:

- align the interests of our directors and executive officers with our shareholders;
- provide a meaningful incentive to improve long-term growth and profitability;
- encourage participants to enhance the growth of our company rather than just specific segments of our company; and
- facilitate recruiting and retention of key executive talent.

The participants in the LTIP are limited and are approved annually by our compensation committee based upon input from management.

*Grants of Restricted Stock and Restricted Share Units.* Under the LTIP, grants of restricted stock and restricted share units may be made or become vested based upon our achievement of "performance objectives," which further facilitates alignment of the interests of shareholders and our directors and executive officers. All of the restricted stock and restricted share units granted to our key employees, including our named executive officers, since the LTIP went into effect have been made based on our achievement of an earnings per share threshold for an annual performance period (although during our fiscal year that ended on June 3, 2005 (which we refer to as "fiscal 2005"), the performance period was limited to the period beginning November 27, 2004 and ending June 3, 2005 because our compensation committee did not make awards under the LTIP until the LTIP was approved by our shareholders in October 2004).

Although any earned restricted stock awards and restricted share units are determined after the completion of our fiscal year, our compensation committee has further subjected the receipt of the stock, free and clear of any forfeiture restrictions, to a vesting period that ends on the third anniversary of the last day of the applicable performance period (i.e., restricted shares that were granted in respect of our earnings per share during fiscal 2007, if any, would vest and become free and clear of any forfeiture restrictions on the third anniversary of the end of fiscal 2007). The intent of delayed vesting is that the shares will increase in value over the vesting period based on sustained improvement of our performance over that period of time, and at the same time help retain our key employees. Our compensation committee does not currently have a policy or practice with respect to the timing of stock or option awards coinciding with the release of material non-public information. Since we have granted equity awards exclusively in the form of restricted stock with a delayed vesting period, our compensation committee does not believe that such a policy or practice is necessary or appropriate.

In the LTIP, each participant typically is assigned a threshold, target and maximum number of shares of restricted stock or restricted share units that may be received pursuant to the award. In determining the size of annual grants for our key employees, our compensation committee considers the employee's position and level of responsibility, both of which reflect the individual's ability to influence our long-term performance. The number of restricted shares of our common stock that a key employee, including each of the named executive officers, would receive at target performance pursuant to an award is considered by our senior management and our compensation committee when analyzing whether the total compensation opportunity for our executives is competitive in the relevant employment market.

*LTIP Awards for Fiscal 2005 — Fiscal 2007.* As noted above, the performance measure used by our compensation committee for awards under the LTIP has been earnings per share (subject to adjustments that may be made for non-recurring or unusual non-cash items recognized in accordance with accounting principles generally accepted in the United States, or GAAP, as approved by our compensation committee). The awards to our named executive officers for each of fiscal 2005, our fiscal year that ended June 2, 2006 (which we refer to as "fiscal 2006"), and fiscal 2007 at threshold, target and maximum earnings per share, along with the corresponding performance targets and the shares of restricted stock and restricted share units actually awarded based on our performance, are set forth in the table below:

| Name | Fiscal Year | Number of Restricted Shares (#)(1) | | | Earnings per Share Performance Objective ($)(2) | | | Actual Restricted Shares Awarded (#)(3) |
|---|---|---|---|---|---|---|---|---|
| | | Threshold | Target | Maximum | Threshold | Target | Maximum | |
| J. Hicks Lanier | 2007 | 1 | 3,500 | 5,250 | 3.11 | 3.43 | 3.59 | 0(5) |
| | 2006 | 1 | 3,500 | 5,250 | 3.33 | 3.45 | 3.57 | 2,335(6) |
| | 2005 | 1 | 3,500 | 5,250 | 1.71 | 1.835 | 1.96 | 5,250(7) |
| Thomas C. Chubb III | 2007 | 1 | 2,000 | 3,000 | 3.11 | 3.43 | 3.59 | 0(5) |
| | 2006 | 1 | 2,000 | 3,000 | 3.33 | 3.45 | 3.57 | 1,334(6) |
| | 2005 | 1 | 2,000 | 3,000 | 1.71 | 1.835 | 1.96 | 3,000(7) |
| S. Anthony Margolis | 2007 | 1 | 3,000 | 4,500 | 3.11 | 3.43 | 3.59 | 0(5) |
| | 2006 | 1 | 3,000 | 4,500 | 3.33 | 3.45 | 3.57 | 2,001(6) |
| | 2005(4) | — | — | — | — | — | — | — |
| John A. Baumgartner | 2007 | 1 | 1,000 | 1,500 | 3.11 | 3.43 | 3.59 | 0(5) |
| | 2006 | 1 | 1,000 | 1,500 | 3.33 | 3.45 | 3.57 | 667(6) |
| | 2005 | 1 | 750 | 1,125 | 1.71 | 1.835 | 1.96 | 1125(7) |
| Christine B. Cole | 2007 | 1 | 1,000 | 1,500 | 3.11 | 3.43 | 3.59 | 0(5) |
| | 2006 | 1 | 1,000 | 1,500 | 3.33 | 3.45 | 3.57 | 667(6) |
| | 2005 | 1 | 650 | 975 | 1.71 | 1.835 | 1.96 | 975(7) |
| Michael J. Setola | 2007 | 1 | 3,000 | 4,500 | 3.11 | 3.43 | 3.59 | —(8) |
| | 2006 | 1 | 3,000 | 4,500 | 3.33 | 3.45 | 3.57 | 2,001(6) |
| | 2005 | 1 | 3,000 | 4,500 | 1.71 | 1.835 | 1.96 | 4,500(7) |

(1) The number of restricted shares that are granted under these LTIP awards for earnings per share performance between the threshold and target performance objectives and between the target and maximum performance objectives are allocated on a straight-line basis between the number of shares that would be granted between threshold and target or between target and maximum, respectively.

(2) The performance targets for fiscal 2005 and fiscal 2006 approved by our compensation committee give effect to the operation of our Womenswear Group during the applicable performance periods. We sold substantially all of the operating assets of our Womenswear Group operations effective on June 2, 2006, the last day of fiscal 2006. In determining whether our performance satisfied the performance objectives, our compensation committee may take into account adjustments to our actual earnings per share during the relevant performance period for non-recurring or unusual non-cash items recognized in accordance with GAAP.

(3) The restricted shares granted to the named executive officers under these LTIP awards vest on the third anniversary of the last day of the applicable performance period to which the grants relate.

(4) Our compensation committee did not award Mr. Margolis an award in respect of the performance period beginning November 27, 2004 and ending June 3, 2005.

(5) Our actual earnings per share for fiscal 2007 for LTIP performance measure purposes was $2.93, which was below the threshold earnings per share. Accordingly, no restricted shares were granted pursuant to the awards in respect of the fiscal 2007 performance period.

(6) Our actual earnings per share for fiscal 2006 for LTIP performance measure purposes was $3.41. Accordingly, participants under these LTIP awards received restricted shares representing 66.7% of the number of shares that would have been received at target.

(7) Our actual earnings per share for the performance period beginning November 27, 2004 and ending June 3, 2005 for LTIP performance measure purposes was $1.98. Accordingly, participants under these LTIP awards received restricted shares representing the maximum number of shares under these awards.

(8) Mr. Setola resigned from his position as our President effective January 31, 2007. Mr. Setola's award in respect of the fiscal 2007 performance period was cancelled effective upon his resignation.

*LTIP Awards for Fiscal 2008.* As was the case in each in each of the three preceding fiscal years, the performance measure for awards granted in respect of the fiscal 2008 performance period is earnings per share. Our compensation committee has approved the threshold ($3.19 per share), target ($3.35 per share) and maximum earnings per share ($3.53 per share) for this 12-month performance period and has approved awards to (i) Mr. J. Hicks Lanier of 3,500 shares at target earnings per share and 5,250 shares at maximum earnings per share and (ii) Mr. S. Anthony Margolis of 3,000 shares at target earnings per share and 4,500 shares at maximum earnings per share in respect of this 12-month performance period. Our compensation committee has generally discussed, but as of August 28, 2007 not finally approved, awards under the LTIP to certain of our other key employees, including the other named executive officers, but those awards would be subject to the same earnings per share performance objectives as those approved for Messrs. Lanier and Margolis.

*Other Benefit Plans*

*Employee Stock Purchase Plan.* We have a tax-qualified Employee Stock Purchase Plan, which we refer to as the "ESPP," generally available to all eligible employees based in the United States, including our named executive officers (other than employees who own 5% or more of our outstanding common stock. The ESPP allows participants to acquire shares of our common stock at a discount price. Mr. J. Hicks Lanier owns more than 5% of our common stock and is not eligible to participate in the ESPP.

The ESPP consists of four purchase periods each calendar year. Pursuant to the ESPP, participants are allowed to make voluntary payroll deductions that accumulate in individual accounts beginning on the first day of each calendar quarter. An employee who has elected to participate in the ESPP for a purchase period may not cancel that election or reduce the amount of his or her payroll deduction until the start of the next purchase period. At the end of each calendar quarter, the amount credited to each individual employee's account is applied to the purchase of our common stock at a price equal to 85% of the market price as of the close of business on the last day of the applicable calendar quarter. Under the ESPP, during any calendar year, no participant may purchase more than 2,000 shares of our common stock or shares of our common stock with a fair market value of more than $25,000.

*Retirement Savings Plan.* We provide retirement benefits to our eligible employees, including the named executive officers, who have achieved a minimum of one year of service under the terms of our tax-qualified retirement savings plan (which we also refer to as our "401(k) plan"). Our 401(k) plan is intended to promote retirement savings by providing employees with an opportunity to save in a tax-efficient manner. The named executive officers participate in our 401(k) plan on substantially the same terms as our other highly compensated employees.

During fiscal 2007, the Company made matching contributions of 100% of the first 3% of a participant's compensation that was deferred, and matched 50% of the next 2% of a participant's compensation that was deferred. Our company contributions are subject to limitations prescribed by the Internal Revenue Code. Our company contributions to the 401(k) plan vest immediately.

Although the terms of our 401(k) plan permit participants to make contributions to the plan from pre-tax compensation or after-tax compensation (or a combination of the two), after-tax contributions to our 401(k) plan are not permitted for individuals designated as "highly compensated employees" under applicable Internal Revenue

Service guidelines. All of our named executive officers are deemed highly compensated employees under applicable Internal Revenue Service guidelines.

*Non-Qualified Deferred Compensation Plan.* We offer a Non-Qualified Deferred Compensation Plan, which we refer to as the "Deferred Compensation Plan," to employees with a minimum base salary of $130,000, including the named executive officers. Under the Deferred Compensation Plan, a participant may defer up to 50% of base salary and up to 100% of an annual performance-based bonus. The named executive officers participate in the Deferred Compensation Plan on the same terms as our other eligible, participating employees.

All deferral elections are irrevocable. Annually, we make a matching contribution to each participant's account for deferrals in excess of the 401(k) compensation limit, which for calendar year 2006 was $220,000, and any match lost in the 401(k) due to participation in the Deferred Compensation Plan.

The Deferred Compensation Plan is intended to offer our highly-compensated employees, including our named executive officers, a tax-efficient method for accumulating retirement savings, as well as to provide an opportunity for our executives to accumulate savings for significant expenses while continuing in service in a tax-efficient manner. Because the named executive officers have not received above-market rates of return under the Deferred Compensation Plan, earnings under the plan are not included in the table below under "— *Summary Compensation Table for Fiscal 2007.*" However, earnings and related activity under the Deferred Compensation Plan by our named executive officers during fiscal 2007.

*Executive Medical Plan.* Certain key employees, including our named executive officers, are eligible to receive reimbursement of qualified medical expenses in an amount up to $100,000 per year with a limit of $10,000 per occurrence under an insurance contract we have entered into effective January 1, 2007. Our executive medical plan reimburses eligible executives for reasonable, medically necessary expenses that are not covered under a base medical plan. Our executive medical plan also provides for a $100,000 accidental death and dismemberment policy that will pay an executive officer's beneficiary the lump sum amount in the event of death as the result of a covered accident. Company contributions to each named executive officer during fiscal 2007 under our executive medical plan are included in the table below under "— *Summary Compensation Table for Fiscal 2007.*" Prior to calendar year 2007, our executive medical plan was a taxable, self-insured plan pursuant to which we reimbursed certain of our key employees, including our named executive officers, for qualified medical expenses. The maximum benefits payable to any employee prior to calendar year 2007 under our executive medical plan varied among our eligible employees as a function of each employee's applicable job level within our organization.

*Other Benefits.* In addition to some of the other compensation policies discussed above, our named executive officers are generally eligible to participate in and receive the same health, life insurance and disability benefits available to our U.S.-based, eligible employees generally (subject to certain distinctions in our plans that are applicable to employees of our subsidiaries).

We do not offer a defined benefit pension or supplemental executive retirement plan.

*Perquisites*

From time to time, our named executive officers receive discounts on merchandise purchased directly from our distribution centers or in our retail stores, as well as complementary meals at our Tommy Bahama restaurants. Certain of these discounts and benefits are offered to other designated employees from time to time. We offer these discounts and benefits because they represent common practice in the apparel industry. The aggregate amount of these discounts and benefits to each of our named executive officers is not readily ascertainable and is therefore excluded from the compensation disclosed in the tables set forth in the proxy statement.

*Benchmarking*

We review compensation paid by "peer companies" in determining the target cash compensation provided to our Chief Executive Officer. We use Equilar, Inc.'s database to access competitive market compensation, where available. The following publicly-traded companies, representing, among others, a mix of Georgia-based companies, apparel marketing companies and retailers (including certain department stores that are also our customers), were included in the peer company group we reviewed:

| | | |
|---|---|---|
| Aaron Rents, Inc. | Genuine Parts Company | Quiksilver, Inc. |
| Acuity Brands, Inc. | Georgia Gulf Corporation | RARE Hospitality International, Inc. |
| AGL Resources Inc. | Graphic Packaging Corporation | Rock-Tenn Company |
| AnnTaylor Stores Corporation | Guess?, Inc. | Rollins, Inc. |
| Caraustar Industries, Inc. | Hartmarx Corporation | Roper Industries, Inc. |
| Carter's, Inc. | Haverty Furniture Companies, Inc. | Saks Incorporated |
| Charming Shoppes, Inc. | Interface, Inc. | SunTrust Banks, Inc. |
| Chico's FAS, Inc. | Jones Apparel, Inc. | Superior Essex Inc. |
| ChoicePoint, Inc. | Kellwood Company | Synovus Financial Corp. |
| Coldwater Creek Inc. | Kenneth Cole Productions, Inc. | The Dress Barn, Inc. |
| Columbia Sportswear Company | Liz Claiborne, Inc. | The Talbots, Inc. |
| Crawford & Company | Mirant Corporation | The Timberland Company |
| Equifax Inc. | Nordstrom, Inc. | The Warnaco Group, Inc. |
| Exide Technologies | Perry Ellis International, Inc. | Total System Services, Inc. |
| Flowers Foods, Inc. | Phillips-Van Heusen Corporation | V. F. Corporation |

This list of peer companies is developed at the direction of our compensation committee by our Corporate Human Resources Department with input from our Executive Vice President. Our compensation committee utilized compensation data from the foregoing peer companies in setting Mr. Lanier's base salary, which was below the $40^{th}$ percentile compared to the base salary paid to chief executives at peer companies, and in reviewing total compensation paid to chief executives at peer companies when establishing Mr. Lanier's target bonus percentage. In determining Mr. Lanier's target bonus percentage, which was set at 105% of his base salary for fiscal 2008, our compensation committee targets total cash compensation that is at the median of total cash compensation paid to chief executives at our peer companies.

We also review market data to help us establish the range of reasonable compensation for our other executive officers, assuming achievement of corporate, divisional and individual performance objectives. During fiscal 2007, we reviewed the following published surveys and related resources in reviewing compensation levels for our other executive officers: Watson Wyatt — Executive Management Survey; ICR Apparel Industry Survey; Mercer Executive Survey; Mercer Apparel Industry Survey; and the Equilar, Inc. database of peer companies. Generally, our executive officers' target bonus levels are established to provide total cash compensation between the median and $75^{th}$ percentile of total cash compensation paid to similarly situated individuals in our industry with the specific responsibilities and experience of our executive officers. Total compensation ranges (including bonus levels) for our executive officers are reviewed and revised periodically based upon similar reviews of the published market surveys.

*Role of Executive Officers in Compensation Decisions*

The chairman of our compensation committee develops the agenda for each meeting of the Committee in consultation with our senior management, as appropriate. Our senior management, in particular our General Counsel and Vice President-Corporate Human Resources, is responsible for developing appropriate agenda materials for our compensation committee's review and consideration and documenting the actions of the committee. Our Chief Executive Officer, Executive Vice President, General Counsel and Vice President-Corporate

Human Resources regularly attend meetings of our compensation committee, excluding portions of meetings during which the committee requests to meet without one or more of such officers present.

Our Vice President-Corporate Human Resources and Executive Vice President are responsible for reviewing and summarizing executive compensation at peer companies, analyzing trends in executive compensation, reviewing with our compensation committee summary data relating to the range(s) of compensation for chief executive officers at peer companies, and making preliminary recommendations on executive officer compensation (other than the compensation of our Chief Executive Officer) to our Chief Executive Officer. Our Chief Executive Officer reviews the materials relating to compensation of other executive officers and makes recommendations to our compensation committee annually. Our compensation committee considers our Chief Executive Officer's recommendations with respect to the compensation paid to other executive officers in approving the components of those officers' compensation.

In making its determinations that relate to our or a division's satisfaction of applicable performance criteria, our Controller provides our compensation committee with requested information relating to our financial performance, including offering a certification as to the actual performance relative to the established performance measure. Our compensation committee considers the Controller's certifications in determining whether we have, or the applicable division has, met or exceeded the applicable performance measure.

*Stock Ownership Guidelines*

In part because our compensation committee believes in aligning the interests of management and our shareholders, on July 27, 2007, our Board of Directors established stock ownership guidelines for our executive officers, including the named executive officers. The ownership guidelines specify a target number of shares of our common stock that our executive officers are expected to accumulate and hold within five years of the later of the effective date of the guidelines or the date of appointment to the applicable position set forth in the guidelines (which we refer to as the "executive's determination date"). The specific guidelines for each applicable individual are established based on the fair market value of our common stock (based on a 365-day trailing average for our common stock price as reported on the NYSE as of the executive's determination date) and the executive officer's base salary as of the executive's determination date. Pursuant to these guidelines, each of our executive officers is expected to own or acquire shares of our common stock having a fair market value of a multiple of his or her base salary as indicated below:

- Chief Executive Officer — 2.0x
- President — 1.25x
- Group Vice Presidents and Executive Vice Presidents — 1.0x
- All Other Executive Officers — 0.5x

Shares owned outright by an executive officer or by members of his or her immediate family sharing the same household, restricted stock, shares acquired pursuant to the exercise of stock options, shares held in trust for the benefit of the executive officer or his or her immediate family and shares acquired through our ESPP are counted towards satisfying the applicable guideline. Unexercised stock options do not count towards satisfying the guidelines.

*Tax Deductibility Considerations*

It is the responsibility of our compensation committee to address the issues raised by Section 162(m) of the Internal Revenue Code of 1986. As it relates to us, Section 162(m) generally prohibits us from deducting the compensation of any executive officer that exceeds $1,000,000 during any year. The limitation does not apply to compensation based on achievement of pre-established performance goals if certain requirements are met. Our EPIP, and the formula-based incentive compensation paid under the EPIP, are structured to permit such awards to qualify as performance-based compensation to maximize the tax deductibility of such awards. Our compensation committee, as much as possible, uses and intends to use performance-based compensation to limit the amount of compensation paid by us that would not be eligible for deductibility. However, our compensation committee believes that we must be able to attract, retain and reward the executive leadership necessary to develop and execute our strategic plans and that the loss of a tax deduction may be necessary and appropriate in some circumstances. Accordingly, our compensation committee reserves the right to award compensation in excess of the Section 162(m) limits as it deems necessary or appropriate.

**Termination, Severance and Change-in-Control Arrangements**

Subject to the effect of local labor laws, all of our employees, including our executive officers, are employed at will. From time to time, we have entered into written employment arrangements with certain of our employees, including our executive officers, in connection with an acquisition or hiring a new employee. In addition, we have from time to time implemented discretionary separation programs that have provided for separation payments to departing employees.

*Separation Payments to Mr. Setola*

In connection with Mr. Setola's resignation which became effective as of January 31, 2007, on February 5, 2007, the Company and Mr. Setola entered into a release and non-solicitation agreement in exchange for Mr. Setola (1) providing a customary release of any claims he may have against the Company and its affiliates, and (2) agreeing to certain covenants relating to non-solicitation, non-disparagement and confidentiality. The release and non-solicitation agreement provides for, among other things,

- payment of $795,000, representing Mr. Setola's annual base salary as then in effect, payable bi-weekly over the 52-week period following the effectiveness of his resignation;
- payment of a pro-rated portion (based on the duration of fiscal 2007 during which Mr. Setola was employed) of the formula bonus under the EPIP (which was $161,348);
- payment of premiums for up to one year of continuation medical / health insurance coverage under the Company's medical plan up to a maximum of $9,000;
- payment of premiums for up to one year of continuation medical coverage under the Company's executive medical plan; and
- vesting for 6,501 shares of the Company's restricted stock previously granted to Mr. Setola under the LTIP.

*Margolis Severance Arrangements*

As described above under "*— Compensation Discussion and Analysis — Base Salary*" and "*— Compensation Discussion and Analysis — Short-Term Incentive Compensation (Bonuses),*" in connection with the Company's acquisition of Tommy Bahama Group, we entered into a written employment arrangement with Mr. Margolis. The term of the employment arrangement expired on June 1, 2007 (the last day of fiscal 2007). Per the terms of this employment arrangement, if Mr. Margolis' employment had terminated prior to June 1, 2007, including as a result of Mr. Margolis' death, Mr. Margolis would have been entitled to receive his base salary as then in effect pursuant to the arrangement for the remainder of the term. In addition, pursuant to the terms of this employment arrangement, if Mr. Margolis' employment had been terminated by our wholly owned subsidiary Tommy Bahama Group prior to June 1, 2007 (other than for "cause"), we would have continued to provide to Mr. Margolis participation in all of the benefit and welfare plans generally available to senior management executives of Tommy Bahama Group.

*Other Named Executive Officer Severance and Change-in-Control Arrangements*

None of our other named executive officers is party to any written employment, severance and/or change in control agreement.

*Other Potential Post-Employment Payments*

*Stock Options.* All of the outstanding stock options held by our named executive officers as of May 31, 2007 (the date immediately preceding the last day of fiscal 2007) were granted under the Oxford Industries, Inc. 1992 Stock Option Plan or the Oxford Industries, Inc. 1997 Stock Option Plan. The outstanding options as of June 1, 2007 are set forth in the table under "— *Outstanding Equity Awards at Fiscal Year-End*" below. The outstanding stock options, in accordance with the terms of the Oxford Industries, Inc. 1992 Stock Option Plan or the Oxford Industries, Inc. 1997 Stock Option Plan, do not become immediately vested upon a change in control of the Company. Pursuant to the respective plans, the Nominating, Compensation and Governance Committee is charged with determining the treatment of any such options and may choose to accelerate vesting in its sole discretion.

The option agreements relating to those outstanding options provide that the options are not exercisable after employment ends (other than for death or disability). The option holder's estate may exercise the option upon the holder's death (including portions of the options that had not vested) for a period of one year. Similarly, the option holder may exercise the option upon termination due to disability (including portions of the options that had not vested) for a period of three months following termination of employment.

*LTIP.* The restricted stock grants under the LTIP (and the performance share awards pursuant to which restricted stock could have been granted based upon the Company's financial performance during fiscal 2007) held by our named executive officers and outstanding as of May 31, 2007 (the date immediately preceding the last day of fiscal 2007) do not provide for an acceleration of vesting or payments in the event of a change of control. In addition, our named executive officers would forfeit their entire interest in the restricted stock (or the performance share award pursuant to which the restricted stock was granted) if their service with the Company terminates for any reason whatsoever before the restricted stock becomes vested and non-forfeitable, unless the Nominating, Compensation and Governance Committee waives this forfeiture condition at the time service terminates.

*Retirement Savings Plan.* The Company's matching contributions under the 401(k) plan are immediately vested at the time they are made, and each participant is always fully vested in the value of his or her contributions under the plan.

*Non-Qualified Deferred Compensation Plan.* Each of the named executive officers is fully vested in account assets held in the Deferred Compensation Plan discussed above. Under the terms of the Deferred Compensation Plan, if a participant (other than one eligible for retirement) terminates employment with the Company, the participant's account balance under the plan would continue to be adjusted for earnings and losses in the investment choices selected by the participant and would be paid six month following termination of employment. If a participant who is eligible for retirement (one who is 65 years of age or who is 55 years of age with five years of service to the Company) terminates employment with the Company for any reason, the participant's account balance under the plan would continue to be adjusted for earnings and losses in the investment choices selected by the participant until paid in accordance with the distribution election made by the participant.

*Employee Stock Purchase Plan.* Upon termination of employment, all amounts in the participant's account are paid to the participant.

*Executive Medical Plan.* Upon termination of employment, our named executive officers are generally ineligible to continue participation under the Executive Medical Plan and our other benefit and welfare plans (subject to rights to participate in continuation coverage under COBRA).

*General.* We do not have any other written or unwritten arrangement, policy or plan which would provide payments, equity or acceleration of vesting on unvested stock or option awards to any of our named executive officers as a result of a termination of any kind, including following a change in control.

### Summary Compensation Table for Fiscal 2007

The table below shows the compensation earned during fiscal 2007 by our named executive officers.

| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($)[1] | Stock Awards ($)[2] | Option Awards ($)[3] | Non-Equity Incentive Plan Compensation ($)[4] | All Other Compensation ($)[5] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| J. Hicks Lanier<br>Chairman and Chief Executive Officer | 2007 | 796,058 | 228,690 | 87,003 | 37,642 | 464,310 | 95,742 | 1,709,444 |
| Thomas C. Chubb III<br>Executive Vice President | 2007 | 378,952 | 83,715 | 49,716 | 31,262 | 116,285 | 31,688 | 691,618 |
| S. Anthony Margolis<br>Group Vice President | 2007 | 1,187,530 | — | 20,896 | — | 593,765 | 12,637 | 1,814,828 |
| John A. Baumgartner<br>Senior Vice President and Chief Information Officer | 2007 | 235,581 | 29,035 | 20,385 | 14,594 | 58,951 | 19,047 | 377,593 |
| Christine B. Cole<br>Vice President-Corporate Human Resources | 2007 | 238,791 | 29,434 | 18,595 | — | 59,759 | 25,489 | 372,068 |
| Michael J. Setola[6]<br>Former President | 2007 | 535,573 | — | 211,025 | 59,240 | 161,348 | 318,638 | 1,285,825 |

(1) Amounts reported under "Bonus" reflect the individual performance bonus awarded to each of our named executive officers, as described above under "*— Compensation Discussion and Analysis.*"

(2) Represents the FAS 123(R) compensation expense recognized for financial statement reporting purposes during fiscal 2007 by the Company in respect of restricted stock grants made to the named executive officers during fiscal 2007 and in prior periods. Pursuant to the rules of the SEC, these values are not reduced by an estimate for the probability of forfeiture. The assumptions used in valuing the stock awards are described in note 7 to our consolidated financial statements included in our Annual Report on Form 10-K filed for the fiscal year ended June 1, 2007 and under the caption "Stock-Based Compensation" in note 1 to our consolidated financial statements included in our Annual Report on Form 10-K filed for the fiscal year ended June 1, 2007.

(3) Represents the FAS 123(R) compensation expense recognized for financial statement reporting purposes during fiscal 2007 by the Company in respect of stock option grants made to the named executive officers during periods prior to fiscal 2007. Pursuant to the rules of the SEC, these values are not reduced by an estimate for the probability of forfeiture. The assumptions used in valuing the option awards are described in note 7 to our consolidated financial statements included in our Annual Report on Form 10-K filed for the fiscal year

ended June 1, 2007 and under the caption "Stock-Based Compensation" in note 1 to our consolidated financial statements included in our Annual Report on Form 10-K filed for the fiscal year ended June 1, 2007.

(4) Amounts reported under "Non-Equity Incentive Plan Compensation" reflect the formula bonus awarded to each of our named executive officers, as described above under "— *Compensation Discussion and Analysis.*"

(5) Amounts reported under "All Other Compensation" reflect the following amounts paid by the Company during fiscal 2007:

| Name and Principal Position | Excess Group Life Insurance ($) | Executive Medical Plan ($) | Matching 401(k) Contributions ($) | Matching Contributions to Non-Qualified Deferred Compensation Plan ($) | Discount on Stock Purchased Pursuant to the ESPP ($) | Dividends on Stock Awards ($) |
|---|---|---|---|---|---|---|
| J. Hicks Lanier | 8,382 | 13,478 | 10,489 | 57,599 | — | 5,794 |
| Thomas C. Chubb III | 395 | 2,723 | 9,173 | 14,577 | 3,676 | 3,310 |
| S. Anthony Margolis | 2,316 | — | 9,000 | — | — | 1,321 |
| John A. Baumgartner | 3,336 | 2,258 | 8,951 | 3,151 | — | 1,351 |
| Christine B. Cole | — | 10,796 | 9,502 | 3,275 | 686 | 1,230 |
| Michael J. Setola | — | 10,876 | 3,873 | 38,303 | — | 2,625 |

(6) Mr. Setola resigned from his position as President of the Company effective January 31, 2007. "All Other Compensation" includes $262,962 paid to Mr. Setola as severance in accordance with the terms of his release and non-solicitation agreement described above under "— *Compensation Discussion and Analysis.*" In connection with his resignation, among other things, the Nominating, Compensation and Governance Committee approved the acceleration of vesting on 6,501 shares of restricted stock previously granted to Mr. Setola.

### Grants of Plan-Based Awards in Fiscal 2007

The following table presents information for fiscal 2007 regarding equity awards granted under the Oxford Industries, Inc. Long-Term Stock Incentive Plan and awards granted under the Oxford Industries, Inc. Executive Performance Incentive Plan to the named executive officers.

| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Possible Payouts Under Equity Incentive Plan Awards[2] | | |
|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) |
| J. Hicks Lanier | | 1 | 840,000 | 1,675,800 | | | |
| | 8/3/06 | 1 | 840,000 | 1,675,800 | 1 | 3,500 | 5,250 |
| Thomas C. Chubb III | | 1 | 210,375 | 419,698 | | | |
| | 8/3/06 | | | | 1 | 2,000 | 3,000 |
| S. Anthony Margolis | | 1 | 593,765 | 1,187,530 | | | |
| | 8/3/06 | | | | 1 | 3,000 | 4,500 |
| John A. Baumgartner | | 1 | 106,650 | 212,767 | | | |
| | 8/3/06 | | | | 1 | 1,000 | 1,500 |
| Christine B. Cole | | 1 | 108,113 | 215,684 | | | |
| | 8/3/06 | | | | 1 | 1,000 | 1,500 |
| Michael J. Setola | | 1 | 437,250 | 872,314 | | | |
| | 8/3/06 | | | | 1 | 3,000 | 4,500 |

(1) Amounts set forth under "Estimated possible payouts under non-equity incentive plan awards" reflect potential bonus payments in respect of Company and individual performance during fiscal 2007 under the EPIP, which is described above under "*— Compensation Discussion and Analysis.*" Actual bonus payments to the named executive officers are reflected above under "*— Compensation Discussion and Analysis*" and under the summary compensation table under "*— Summary Compensation Table for Fiscal 2007.*"

(2) The number of shares set forth under "Estimated future payouts under equity incentive plan awards" reflect potential restricted stock grants in respect of Company performance during fiscal 2007 under the LTIP, which is described above under "*— Compensation Discussion and Analysis.*" Following fiscal 2007, the Nominating, Compensation and Governance Committee determined that the threshold earnings per share threshold was not met or exceeded and, accordingly, no restricted stock grants were awarded.

## Outstanding Equity Awards at Fiscal 2007 Year-End

The following table provides information with respect to outstanding stock options and restricted stock of the Company held by the named executive officers as of June 1, 2007.

| | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2] | Equity Incentive Plan Awards: Market or Payout Value or Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] |
| J. Hicks Lanier | 7/13/98 | 20,000 | — | 17.8281 | 7/13/08 | — | | | |
| | 7/12/99 | 20,000 | — | 13.9375 | 7/12/09 | — | | | |
| | 7/10/00 | 20,000 | — | 8.6250 | 7/10/10 | — | | | |
| | 7/16/01 | 10,000 | — | 10.7250 | 7/16/11 | — | | | |
| | 7/15/02 | 8,000 | 2,000[4] | 11.7250 | 7/15/12 | — | | | |
| | 8/18/03 | 7,800 | 5,200[5] | 26.4375 | 8/18/13 | | | | |
| | 8/15/05 | — | — | — | — | 5,250[6] | 241,395 | | |
| | 8/3/06 | — | — | — | — | 2,335[7] | 107,363 | | |
| | | | | | | | | 3,500 | 160,930 |
| Thomas C. Chubb III | 7/13/98 | 1,000 | — | 17.8281 | 7/13/08 | — | — | | |
| | 7/12/99 | 3,000 | — | 13.9375 | 7/12/09 | — | — | | |
| | 7/10/00 | 470 | — | 8.6250 | 7/10/10 | — | — | | |
| | 7/16/01 | 5,000 | — | 10.7250 | 7/16/11 | — | — | | |
| | 7/15/02 | 8,000 | 2,000[4] | 11.7250 | 7/15/12 | — | — | | |
| | 8/18/03 | 7,800 | 5,200[5] | 26.4375 | 8/18/13 | | | | |
| | 8/15/05 | — | — | — | — | 3,000[6] | 137,940 | | |
| | 8/3/06 | — | — | — | — | 1,334[7] | 61,337 | | |
| | | | | | | | | 2,000 | 91,960 |
| S. Anthony Margolis | 8/3/06 | — | — | — | — | 2,001[7] | 92,006 | | |
| | | | | | | | | 3,000 | 137,940 |
| John A. Baumgartner | 7/16/01 | 800 | — | 10.7250 | 7/16/11 | — | — | | |
| | 7/15/02 | 3,200 | 800[4] | 11.7250 | 7/15/12 | — | — | | |
| | 8/18/03 | 3,000 | 2,000[5] | 26.4375 | 8/18/13 | — | — | | |
| | 8/15/05 | — | — | — | — | 1,125[6] | 51,728 | | |
| | 8/3/06 | — | — | — | — | 667[7] | 30,669 | | |
| | | | | | | | | 1,000 | 45,980 |
| Christine B. Cole | 8/15/05 | — | — | — | — | 975[6] | 44,831 | | |
| | 8/3/06 | — | — | — | — | 667[7] | 30,669 | | |
| | | | | | | | | 1,000 | 45,980 |
| Michael J. Setola[3] | | — | — | — | — | — | — | | |

(1) The market value of stock awards reported is computed by multiplying the reported number of shares of stock that have not vested by $45.98, the per-share closing market price of our common stock on June 1, 2007, the last day of fiscal 2007.

(2) Represents the target number of restricted shares that could have been granted pursuant to the LTIP based on the Company's earnings per share during fiscal 2007. The Company's actual earnings per share for fiscal 2007 for

LTIP performance measure purposes was below the threshold earnings per share and, accordingly, no restricted shares were granted pursuant to the awards in respect of the fiscal 2007 performance period.

(3) Mr. Setola resigned from his position as our President effective January 31, 2007. Pursuant to the terms of an option agreement between us and Mr. Setola, dated as of November 17, 2003, Mr. Setola was entitled to exercise the vested and exercisable portion of the option previously granted to him for a period of up to thirty days following the effectiveness of his resignation. After such time, no options were exercisable by Mr. Setola. In addition, pursuant to the terms of a Release and Non-Solicitation Agreement entered into between the Company and Mr. Setola in connection with his resignation, 6,501 shares of our restricted stock that were previously granted to Mr. Setola became vested and non-forfeitable effective as of February 23, 2007.

(4) The options reported as unexercisable became vested and exercisable effective on July 15, 2007.

(5) One-half of the securities underlying options reported as unexercisable became vested and exercisable effective on August 18, 2007. The other one-half of the securities underlying options reported as unexercisable become vested and exercisable on August 18, 2008.

(6) The restricted shares reported become vested and non-forfeitable on June 3, 2008.

(7) The restricted shares reported become vested and non-forfeitable on June 2, 2009.

## Option Exercises and Stock Vested During Fiscal 2007

The following table provides information on stock option exercises by the named executive officers and the vesting of restricted stock granted to the named executive officers during fiscal 2007.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| J. Hicks Lanier | — | — | — | — |
| Thomas C. Chubb III | 1,000 | 35,735[1] | — | — |
| S. Anthony Margolis | — | — | — | — |
| John A. Baumgartner | — | — | — | — |
| Christine B. Cole | — | — | — | — |
| Michael J. Setola[2] | — | — | 6,501 | 328,626[3] |

(1) The dollar amount is determined by multiplying (i) the number of shares of the Company's common stock to which the exercise of the option related by (ii) the difference between the per-share closing price of the Company's common stock on the date of exercise and the exercise price per share of the options.

(2) Mr. Setola resigned from his position as President of the Company effective January 31, 2007. Pursuant to the terms of an option agreement between the Company and Mr. Setola, dated as of November 17, 2003, Mr. Setola was entitled to exercise the vested and exercisable portion of the option previously granted to him for a period of up to thirty days following the effectiveness of his resignation. The disclosure set forth in the foregoing table does not include any option exercises effected by Mr. Setola after the effectiveness of his resignation because he was not an executive officer of the Company after January 31, 2007.

(3) The dollar amount is determined by multiplying the number of shares that vested by the per-share closing price of the Company's common stock of $50.55 per share on February 23, 2007, the date of vesting for the restricted shares granted to Mr. Setola.

### Fiscal 2007 Non-Qualified Deferred Compensation

The following table shows the activity under the Non-Qualified Deferred Compensation Plan for each of the named executive officers during fiscal 2007.

| Name | Executive Contributions in Last FY ($) | Registrant Contributions in Last FY ($) | Aggregate Earnings in Last FY ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE ($)[1] |
|---|---|---|---|---|---|
| J. Hicks Lanier | 407,849 | 57,599 | 411,324 | — | 2,320,780 |
| Thomas C. Chubb III | 7,562 | 14,577 | 560 | — | 25,490 |
| S. Anthony Margolis | 74,221 | — | 236,427 | — | 1,362,532 |
| John A. Baumgartner | 3,022 | 3,151 | 3,260 | — | 17,102 |
| Christine B. Cole | 22,829 | 3,275 | 12,151 | — | 85,564 |
| Michael J. Setola | 105,684 | 38,303 | 92,001 | — | 576,646 |

(1) The amounts reported in this "Aggregate balance at last FYE" column include amounts that are also reported as salary or non-equity incentive plan awards in the Summary Compensation Table above. Those amounts, as well as amounts in the "Aggregate balance at last FYE" column that represent salary and bonus that was reported in the Summary Compensation Tables in prior years, are quantified as follows:

| Name | Amount Included in Both Non-Qualified Deferred Compensation Table and Fiscal 2007 Summary Compensation Table ($) | Amount Included in Both Non-Qualified Deferred Compensation Table and Previously Reported in Prior Years' Summary Compensation Table ($) | Total Amounts Included in Both Non-Qualified Deferred Compensation Table and Fiscal 2007 or Prior Years' Summary Compensation Table ($) |
|---|---|---|---|
| J. Hicks Lanier | 57,599 | 198,343 | 255,942 |
| Thomas C. Chubb III | 14,577 | — | — |
| S. Anthony Margolis | — | 6,000 | 6,000 |
| John A. Baumgartner | 3,151 | — | 3,151 |
| Christine B. Cole | 3,275 | — | 3,275 |
| Michael J. Setola | 38,303 | 41,392 | 79,695 |

See "*— Compensation Discussion and Analysis*" for additional discussion about our Non-Qualified Deferred Compensation Plan.

### Director Compensation

For fiscal 2007, a non-employee director who served as chair of the Audit Committee or the Nominating, Compensation and Governance Committee received an annual retainer of $30,000. All other non-employee directors received an annual retainer of $24,000. Each non-employee director is required to receive at least one-half of his or her annual retainer in the form of shares of our restricted stock and may elect to receive the remainder of the annual retainer in cash or in shares of our restricted stock. Each non-employee director receives a $1,250 meeting fee for each committee or Board of Directors meeting attended. Directors are reimbursed for their out-of-pocket expenses in attending meetings. Directors who are employees of the Company do not receive an annual retainer or meeting fees for their service on the Board of Directors. With respect to the non-employee directors' annual retainer, Mr. Conlee and Ms. Weeks elected to receive 100% of their respective annual retainer in the form of shares of our restricted stock. All of the other non-employee directors elected to receive 50% of their respective annual retainer in the form of shares of our restricted stock.

The number of shares of our restricted stock to be issued in respect of each non-employee director's annual retainer is based on the fair market value (based on the closing price of our common stock as reported on the NYSE) as of the grant date for the restricted stock. The grant date for the restricted stock is determined in advance by the Company's management as of a reasonably practicable date early in the fiscal year with respect to the upcoming fiscal year. The grant date for shares of our restricted stock issued in respect of each non-employee director's fiscal 2007 annual retainer was September 5, 2006 (other than with respect to Mr. Guynn, who was appointed to the Board of Directors on January 8, 2007). The grant date for shares of our restricted issued in respect of Mr. Guynn's fiscal 2007 annual retainer (equitably adjusted for the portion of the fiscal year during which he served, based on the number of quarterly meetings of the Board of Directors in respect of fiscal 2007) was February 9, 2007.

For fiscal 2007, the Nominating, Compensation and Governance Committee also determined that it would provide our non-employee directors with the opportunity to receive additional restricted shares of our common stock under the LTIP pursuant to performance share awards. The number of restricted shares that were to be granted under those performance share awards was based upon the Company's performance for fiscal 2007. Based upon the Nominating, Compensation and Governance Committee's certification on July 27, 2007 of the Company's earnings per share (calculated after giving effect to certain accounting adjustments) for fiscal 2007, no restricted shares were earned by our non-employee directors pursuant to these performance share awards.

The Nominating, Compensation and Governance Committee has generally discussed but not finally approved the grant of new performance share awards for the performance period comprising fiscal 2008, pursuant to which our non-employee directors may receive additional restricted shares.

*Director Compensation for Fiscal 2007*

The table below summarizes the compensation paid by the Company to non-employee directors for fiscal 2007. Directors who are employees of the Company do not receive an annual retainer or meeting fees for their service on the Board of Directors. Each of our employee directors is also an executive officer of the Company whose compensation paid by the Company is disclosed elsewhere in this proxy statement.

| Name | Fees Earned or Paid in Cash($) | Stock Awards ($)[1] | All Other Compensation ($)[2] | Total ($) |
|---|---|---|---|---|
| Cecil D. Conlee | 12,516 | 28,460 | 1,650 | 42,627 |
| Thomas C. Gallagher[3] | 15,765 | 27,614 | 340 | 43,719 |
| George C. Guynn[4] | 11,525 | 3,366 | 69 | 14,960 |
| J. Reese Lanier, Sr. | 17,015 | 15,460 | 996 | 33,471 |
| James A. Rubright | 22,015 | 19,448 | 879 | 42,342 |
| Robert E. Shaw | 22,508 | 16,801 | 1,467 | 40,776 |
| Clarence H. Smith | 22,015 | 10,134 | 761 | 32,910 |
| Helen B. Weeks | 7,530 | 35,440 | 1,119 | 44,089 |
| E. Jenner Wood III | 17,015 | 21,444 | 761 | 39,220 |

(1) Represents the FAS 123(R) compensation expense recognized during fiscal 2007 by the Company in respect of restricted stock grants made to the named executive officers during fiscal 2007 and in prior periods. Pursuant to the rules of the SEC, these values are not reduced by an estimate for the probability of forfeiture. The assumptions used in valuing the stock awards are described in note 7 to our consolidated financial statements

included in our Annual Report on Form 10-K filed for the fiscal year ended June 1, 2007 and under the caption "Stock-Based Compensation" in note 1 to our consolidated financial statements included in our Annual Report on Form 10-K filed for the fiscal year ended June 1, 2007.

As of June 1, 2007, our non-employee directors held the following number of restricted shares of our common stock previously granted by the Company: Mr. Conlee owned 2,427 restricted shares; Mr. Gallagher owned no restricted shares; Mr. Guynn owned 191 restricted shares; Mr. Lanier owned 1,460 restricted shares; Mr. Rubright owned 1,315 restricted shares; Mr. Shaw owned 2,068 restricted shares; Mr. Smith owned 1,170 restricted shares; Ms. Weeks owned 1,718 restricted shares; and Mr. Wood owned 1,170 restricted shares.

In addition, as of June 1, 2007, the following non-employee directors had outstanding performance share awards granted pursuant to the LTIP that would entitle such director to receive the following target number of restricted shares of our common stock based on the Company's earnings per share during fiscal 2007: Mr. Conlee — 500; Mr. Guynn — 375; Mr. Lanier — 500; Mr. Rubright — 500; Mr. Shaw — 500; Mr. Smith — 500; Ms. Weeks — 500; and Mr. Wood — 500. The Company's actual earnings per share for fiscal 2007 for LTIP performance measure purposes was below the threshold earnings per share and, accordingly, no restricted shares were granted pursuant to the awards in respect of the fiscal 2007 performance period.

The grant date fair value of stock awards to each of our non-employee directors during fiscal 2007, determined in accordance with FAS 123(R), was as follows: Mr.. Conlee — $45,748; Mr. Gallagher — $27,750; Mr. Guynn — $9,191; Mr. Lanier — $27,750; Mr. Rubright — $27,750; Mr. Shaw — $30,757; Mr. Smith — $27,750; Ms. Weeks — $39,735; and Mr. Wood — $27,750.

(2) Represents the dollar value of dividends paid on unvested stock awards which was not factored into the grant date fair value for the stock. From time to time, our non-employee directors receive discounts on our apparel merchandise, as well as complementary apparel merchandise. The aggregate incremental cost to the Company of these discounts and benefits do not exceed $10,000 for any of our non-employee directors. We offer these discounts and benefits because they represent common practice in the apparel industry.

(3) Mr. Gallagher resigned from the Company's Board of Directors on January 8, 2007. In connection with Mr. Gallagher's resignation, the Nominating, Compensation and Governance Committee approved a waiver of the forfeiture restrictions on all previous Company grants of restricted stock to Mr. Gallagher.

(4) Mr. Guynn was appointed to the Company's Board of Directors effective January 8, 2007.

*Director Stock Ownership Guidelines*

On July 27, 2007, the Board of Directors established stock ownership guidelines for our non-employee directors. The ownership guidelines specify a target number of shares of our common stock that our non-employee directors are expected to accumulate and hold within three years of the later of the effective date of the guidelines or the date of appointment to the Board of Directors (which we refer to as the "director's determination date"). The specific guidelines for each applicable individual are established based on the fair market value of our common stock (based on a 365-day trailing average for our common stock price as reported on the NYSE as of the director's determination date) and the amount of the director's annual retainer as of the director's determination date. Pursuant to these guidelines, each of our non-employee directors is expected to own or acquire shares of our common stock having a fair market value equal to one times his or her annual retainer.

Shares owned outright by a non-employee director or by members of his or her immediate family sharing the same household, restricted stock and shares held in trust for the benefit of the non-employee director or his or her immediate family are counted towards satisfying the applicable guideline.

## EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information concerning the Company's equity compensation plans as of June 1, 2007, which was the end of fiscal 2007:

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | | | |
| 1992 Stock Option Plan | 46,650 | $13.77 | — |
| 1997 Stock Option Plan | 318,300 | 22.72 | — |
| Long-Term Stock Incentive Plan | —[2] | — | 884,939[3] |
| Equity compensation plans not approved by security holders | — | — | — |

(1) Excludes shares to be issued under the Company's Employee Stock Purchase Plan because the number of shares and weighted average purchase price cannot be determined at this time.

(2) On August 3, 2006, the Nominating, Compensation and Governance Committee awarded performance share awards and restricted share unit awards to its non-employee directors and certain of its employees, including the Company's executive officers. Restricted shares and restricted share units were issuable pursuant to these awards based on the Company's performance during fiscal 2007 and other factors. The maximum, aggregate number of shares of our common stock that could have been granted pursuant to these awards was 107,775. The Nominating, Compensation and Governance Committee certified on July 31, 2007 that the Company's performance during fiscal 2007 did not satisfy the threshold earnings per share target (calculated after giving effect to certain accounting adjustments) established under such awards. Accordingly, no restricted shares or restricted share units were granted pursuant to these awards, and the awards were cancelled. Accordingly, the table reflects the actual number of securities to be issued pursuant to the performance share awards and restricted share unit awards in respect of the fiscal 2007 performance period.

(3) The LTIP provides that, among other things, shares that were available for grant as of the effective date of the LTIP, or that thereafter otherwise become available for grant, under any stock option or restricted stock plan of the Company other than LTIP (including the Oxford Industries, Inc. 1992 Stock Option Plan, the Oxford Industries, Inc. 1997 Stock Option Plan, and the Oxford Industries, Inc. 1997 Restricted Stock Plan) shall be deemed null and void and shall not be granted or available for grant under those plans or under the LTIP. Accordingly, the LTIP, which initially became effective on July 27, 2004, is the only currently-outstanding equity compensation plan pursuant to which new awards may be made.

## NOMINATING, COMPENSATION AND GOVERNANCE COMMITTEE REPORT

The Nominating, Compensation and Governance Committee of the Company's Board of Directors has three members, each of whom is an independent, non-employee director. The Nominating, Compensation and Governance Committee administers our stock-based compensation plans. The Nominating, Compensation and Governance Committee also determines the compensation of our Chief Executive Officer and approves the compensation of our other executive officers. In previous proxy statements, the Nominating, Compensation and Governance Committee submitted reports that sought to describe in detail the philosophy and execution of our executive compensation programs. In accordance with the rules of the U.S. Securities and Exchange Commission that are now effective for this and future proxy statements, a new *"Compensation Discussion and Analysis"* section includes this information. In addition, the *"Executive Compensation"* section of this proxy statement includes more information concerning the compensation of our named executive officers than has been published previously. In this regard, the Nominating, Compensation and Governance Committee has reviewed and discussed the *"Compensation Discussion and Analysis"* section of this proxy statement with management. Based on this review, the Nominating, Compensation and Governance Committee recommended to the Board of Directors that the *"Compensation Discussion and Analysis"* section be included in this proxy statement.

Respectively submitted,

Robert E. Shaw, Chairman
Cecil D. Conlee
Helen B. Weeks

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Cecil D. Conlee, Robert E. Shaw and Helen B. Weeks served on the Nominating, Compensation and Governance Committee of the Board of Directors during fiscal 2007. None of them are current officers or employees of the Company or any subsidiary, none of them are former officers of the Company or any subsidiary (except as described below) and none of them have any other direct or indirect relationship with the Company or any other entity that could reasonably be expected to influence their actions as members of the Nominating, Compensation and Governance Committee.

Mr. Conlee was an employee of the Company from 1963 to 1968. He served as the Company's assistant treasurer during 1966 and as the Company's treasurer and chief financial officer between 1967 and 1968. The Board of Directors determined that Mr. Conlee's previous service to the Company would not reasonably be expected to influence his actions as a member of the Nominating, Compensation and Governance Committee.

Our Chief Executive Officer, J. Hicks Lanier, is a member of the board of directors and the compensation committee of Genuine Parts Company. During fiscal 2007, Thomas C. Gallagher served as a member of the Company's Board of Directors. Mr. Gallagher is Chairman, Chief Executive Officer and President of Genuine Parts Company and served in that capacity during fiscal 2007. Mr. Gallagher resigned from the Company's Board of Directors on January 8, 2007.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal 2007, Mr. E. Jenner Wood, III, one of our directors, was Chairman, President and Chief Executive Officer of SunTrust Bank, Central Group, a subsidiary of SunTrust Banks, Inc. (to which we refer collectively with its subsidiaries as "SunTrust"), and also served on the Management Committee of SunTrust Banks, Inc. Mr. J. Hicks Lanier, our Chief Executive Officer, is on the board of directors of SunTrust and its Audit Committee.

We maintain a syndicated credit facility under which subsidiaries of SunTrust serve as agent and lender. As of June 1, 2007, we had letters of credit outstanding of approximately $51.3 million under this credit facility. In fiscal 2007, the services provided and interest and fees paid to SunTrust in connection with certain services were as set forth below:

| Service | Fees and Interest |
|---|---|
| Interest and agent fees for our credit facility | $525,000 |
| Cash management and senior notes related services | $ 56,000 |
| Trustee for deferred compensation plan | $ 8,000 |
| Stock transfer agent | $ 2,000 |

Our aggregate payments to SunTrust for these services did not exceed 1% of our gross revenues during fiscal 2007 or 1% of SunTrust's gross revenues during its fiscal year ended December 31, 2006.

## REPORT OF THE AUDIT COMMITTEE

The ultimate responsibility for good corporate governance rests with the Board of Directors, whose primary role is providing oversight, counseling, and direction to the Company's management in the best long-term interests of the Company and its shareholders. The Audit Committee, which operates under a written charter adopted by the Board of Directors, is composed of independent directors and oversees, on behalf of the Board of Directors, the Company's financial reporting process and system of internal control over financial reporting. The Audit Committee's charter is posted on the Company's Internet website at www.oxfordinc.com.

The Company's management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control over financial reporting. The Company has a full-time Internal Audit Department that reports to the Audit Committee and the Company's senior management. The Internal Audit Department is responsible for objectively reviewing and evaluating the adequacy, effectiveness and quality of the Company's system of internal controls related to, among other things, the reliability and integrity of the Company's financial information and the safeguarding of the Company's assets. Ernst & Young LLP, the Company's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board, expressing opinions on management's assessment of the effectiveness of the Company's internal control over financial reporting and making its own assessment of the effectiveness of the Company's internal control over financial reporting. In accordance with law, the Audit Committee has ultimate authority and responsibility for selecting, compensating, evaluating and, when appropriate, replacing the Company's independent auditors. The Audit Committee has the authority to engage its own outside advisers, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisers hired by management.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Company's annual report on Form 10-K for the fiscal year ended June 1, 2007 ("fiscal 2007"), including a discussion of the quality and acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee discussed with Ernst & Young LLP its judgment as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90, and applicable law.

In addition, Ernst & Young LLP provided to the Audit Committee the written disclosures and the letter regarding their independence from management and the Company as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee discussed this information with the independent auditors. The Audit Committee discussed with Ernst & Young LLP and the Company's Internal Audit Department the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee also considered whether the independent auditors' provision of other non-audit services to the Company is compatible with the auditors' independence. The Audit Committee held four meetings and acted by written consent on one occasion during fiscal 2007.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited financial statements be included in the Annual Report on Form 10-K for fiscal 2007 for filing with the U.S. Securities and Exchange Commission.

Respectfully Submitted,

Cecil D. Conlee, Chairman
James A. Rubright
Clarence H. Smith

## RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
## (Proposal No. 2)

At the recommendation of the Audit Committee, the Company's Board of Directors has selected Ernst & Young LLP, independent registered public accounting firm, to serve as our independent auditors during the current fiscal year which commenced on June 2, 2007. Ernst & Young LLP has served as auditors for the Company since May 2002. The Board of Directors considers such accountants to be well qualified and recommends that the shareholders vote to ratify their appointment. Shareholder ratification of the appointment of auditors is not required by law; however, the Company's Board of Directors considers the solicitation of shareholder ratification to be in the Company's and its shareholders' best interests.

Ratification of the appointment of Ernst & Young LLP to serve as our independent auditors during fiscal 2008 requires the affirmative vote of at least a majority of the outstanding shares of our common stock present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Abstentions will have the same effect as a vote against this proposal.

In view of the difficulty and expense involved in changing auditors on short notice, if the Company's shareholders do not ratify the appointment of Ernst & Young LLP at the annual meeting, it is contemplated that the appointment of Ernst & Young LLP to serve as our independent auditors during fiscal 2008 will be permitted to stand unless the Company's Board of Directors finds other compelling reasons for making a change. Disapproval by the shareholders will be considered a recommendation that the Company's Board of Directors select other auditors for the following year. A representative of Ernst & Young LLP is expected to attend the annual meeting. The representative will be given the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to questions from shareholders.

### Fees Paid to Ernst & Young LLP

The following table summarizes certain fees that we paid to Ernst & Young LLP for professional services rendered for fiscal 2007 and fiscal 2006:

| Fee Category | Fiscal 2007 Fees($) | Fiscal 2006 Fees($) |
|---|---|---|
| Audit fees | 1,290,000 | 1,417,000 |
| Audit-related fees | 35,000 | 30,000 |
| Tax fees | 57,000 | 95,000 |
| All other fees | — | — |
| Total fees | 1,382,000 | 1,542,000 |

*Audit Fees.* "Audit fees" are fees for the audit of our annual and quarterly financial statements and for services normally provided in connection with statutory and regulatory filings, including fees incurred in meeting the compliance requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

*Audit-Related Fees.* "Audit-related fees" are fees for audit-related services such as services related to potential business acquisitions and dispositions, assistance with implementation of recently adopted rules and regulations, compliance with rules and regulations applicable to accounting matters and audits performed pursuant to certain royalty and lease agreements.

*Tax Fees.* "Tax fees" are fees for tax compliance, planning and advisory services.

**Auditor Independence**

The Audit Committee considered the effects that the provision of the services described above under the subheadings *"Audit-related fees"* and *"Tax fees"* may have on the auditors' independence and has determined that such independence has been maintained.

*Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors*

The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Unless a service to be provided by the independent auditors has received general pre-approval under the policy, it requires specific pre-approval by the Audit Committee or the Chair of the Audit Committee before the commencement of the service.

Specific pre-approval is required for significant recurring annual engagements such as engagements for the required annual audit and quarterly reviews (including the audit of internal control over financial reporting) and statutory or employee benefit plan audits.

Under the policy, general pre-approval is provided for:

- audit services associated with a change in the scope of the annual audit engagement and additional audit procedures arising out of the Company's adoption of (1) new accounting pronouncements, or (2) business transactions, regulatory matters, or matters not reasonably anticipated that arise in the conduct of the audit;
- work associated with registration statements under the Securities Act (for example, post-report review procedures, comfort letters or consents);
- statutory audits, employee benefit plan audits or other financial audit work for non-U.S. subsidiaries that is not required for the audits under the Exchange Act;
- due-diligence work for potential acquisitions or disposals;
- attest services to verify compliance;
- advice and consultation as to proposed or newly adopted accounting and auditing standards and interpretations and financial accounting and disclosure requirements imposed by the SEC, the Financial Accounting Standards Board and other regulatory agencies and professional standard setting bodies;
- assistance and consultation as to questions from the Company and access to the Ernst & Young LLP internet-based accounting and reporting resources;
- assistance to the Company with understanding its internal control review and reporting obligations;
- review of information systems security and controls;
- tax return preparation and/or review and related tax services;
- international tax planning, including foreign tax credit and cash repatriation planning; and
- subject to certain exceptions, general federal, state and international tax planning and advice.

Any individual engagement with an estimated cost of more than $75,000 must be specifically pre-approved before the commencement of the engagement by the Audit Committee or by the Chair of the Audit Committee, even if the service in question has received general pre-approval. In addition, further Audit Committee pre-approval is required if the aggregate fees for such engagements would exceed $200,000. As appropriate, at each Audit Committee meeting, the entire Audit Committee reviews services performed since the prior meeting pursuant to the general pre-approvals granted under the policy, as well as services pre-approved by the Chair of the Audit Committee. The nature and dollar value of services performed under the general pre-approval guidelines are reviewed with the Audit Committee on at least an annual basis.

**Recommendation of the Board of Directors**

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP TO SERVE AS OUR INDEPENDENT AUDITORS DURING THE FISCAL YEAR WHICH COMMENCED JUNE 2, 2007.**

## OTHER MATTERS

The Board of Directors knows of no other matters that will be brought before the annual meeting. If other matters are introduced, the persons named in the enclosed proxy as the proxy holders will vote on such matters in their discretion.

## ADDITIONAL INFORMATION

### Annual Report on Form 10-K

We will provide without charge, at the written request of any shareholder of record as of August 15, 2007, a copy of our Annual Report on Form 10-K, including the financial statements, as filed with the SEC, excluding exhibits. We will provide copies of the exhibits if they are requested by eligible shareholders. We may impose a reasonable fee for providing the exhibits. Requests for copies of our Annual Report on Form 10-K should be mailed to: Oxford Industries, Inc., 222 Piedmont Avenue, N.E., Atlanta, GA 30308, Attention: Investor Relations.

### Shareholder Proposals and Communications to the Board of Directors

*How do I submit a shareholder proposal?*

On April 2, 2007, our Board of Directors amended the Bylaws of Oxford Industries, Inc. to, among other things, specify the date and process by which shareholders must give notice of a shareholder proposal in order for such proposal or nomination to be timely and acceptable for consideration at any annual meeting of the shareholders.

Pursuant to our Bylaws, as now in effect, to be timely, a shareholder proposal (other than a director nomination, which is discussed elsewhere in this proxy statement under the heading *"Election of Directors — Submission of Director Candidates by Shareholders"*) must be delivered to our Secretary within the time period specified in Rule 14a-8(e)(2) adopted pursuant to the Exchange Act. Pursuant to Rule 14a-8(e)(2), a shareholder proposal must be received by us not less than 120 calendar days before the date of our proxy statement to shareholders in connection with our annual meeting during the preceding year, provided that if the date of the annual meeting changes by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before we begin to print and send proxy materials. Accordingly, in order for a shareholder proposal (other than a director nomination) to be presented at our 2007 annual meeting of shareholders, we must receive the proposal on or before May 7, 2008, provided that in the event the date of our 2008 annual meeting of shareholders is advanced more than 30 days prior to or delayed more than 30 days after October 9, 2008, in order to be timely, a proposal by a shareholder (other than a director nomination) must be delivered a reasonable time before we begin to print and send proxy materials in connection with such annual meeting.

In addition, a shareholder proposal (other than a director nomination) should include the following:

(1) the names and business addresses of the shareholder proponent and all persons acting in concert with the proponent (including the names and addresses as set forth in our books);

(2) the class and number of shares of our capital stock beneficially owned by the proponent and the other persons identified in clause (1);

(3) a description of the proposal, containing all material information relating thereto; and

(4) other information our Board of Directors reasonably determines is necessary or appropriate to enable it and our shareholders to consider the proposal.

*How can a shareholder or other interested party communicate with the Company's directors, with the Company's non-management directors as a group or with the Company's presiding independent director?*

Mail can be addressed to directors in care of the Office of the Secretary, Oxford Industries, Inc., 222 Piedmont Ave., N.E., Atlanta, Georgia 30308. At the direction of the Company's Board of Directors, all mail received will be opened and screened for security purposes. The mail will then be logged in. All mail, other than trivial or obscene items, will be forwarded. Trivial items will be delivered to the directors at the next scheduled meeting of the Board of Directors. Mail addressed to a particular director will be forwarded or delivered to that director. Mail addressed to "Outside Directors," "Non- Management Directors" or the "Presiding Independent Director" will be forwarded or delivered to the presiding independent director, as designated in accordance with our Corporate Governance Guidelines. Mail addressed to the "Board of Directors" will be forwarded or delivered to the Chairman of the Board of Directors.

**Expenses of Solicitation**

We will bear the cost of solicitation of proxies by the Board of Directors in connection with the annual meeting. We will reimburse brokers, fiduciaries and custodians for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of our common stock held in their names. Our employees may solicit proxies by mail, telephone, facsimile, electronic mail and personal interview. We do not presently intend to pay compensation to any individual or firm for the solicitation of proxies, however, if the Company's management should deem it necessary or appropriate, we may retain the services of an outside individual or firm to assist in the solicitation of proxies.

By Order of the Board of Directors



Thomas E. Campbell
*Secretary*

**Our Annual Report to Shareholders for Fiscal 2007, which includes audited financial statements, accompanies this proxy statement. The annual report does not form any part of the material for the solicitation of proxies.**


OXFORD
INDUSTRIES

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.


X

## Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

### A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

| | For | Against | Abstain | | For | Against | Abstain | | For | Against | Abstain |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 01 - George C. Guynn* | ☐ | ☐ | ☐ | 02 - James A. Rubright* | ☐ | ☐ | ☐ | 03 - Helen B. Weeks* | ☐ | ☐ | ☐ |
| 04 - E. Jenner Wood III* | ☐ | ☐ | ☐ | | | | | | | | |

* If a nominee becomes unable to serve, the Proxy will be voted for a substitute nominee or will not be voted, as recommended by the Board of Directors.

| | For | Against | Abstain |
|---|---|---|---|
| 2. Proposal to ratify the appointment of Ernst & Young LLP, independent registered public accounting firm, to serve as the Company's independent auditors during the fiscal year which commenced June 2, 2007. | ☐ | ☐ | ☐ |

3. The proxies are authorized to vote in their discretion upon all such other matters as may properly come before the annual meeting.

### B Non-Voting Items

**Change of Address** — Please print new address below.

### C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please date this proxy and sign exactly as your name or names appear. If shares are jointly owned, both owners should sign. If signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If signing as a corporation, please sign in full corporate name by President or other authorized officer. If signing as a partnership, please sign in partnership name by authorized person.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
|---|---|---|
| / / | | |



41AM OXM2

001CD40033 00RW2B

014879_COMPANY_BLANKS_1_830111653/000016/000016/i

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼


OXFORD
INDUSTRIES

## Proxy — OXFORD INDUSTRIES, INC.

## ANNUAL MEETING OF SHAREHOLDERS, OCTOBER 9, 2007

### THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The executing shareholder(s) appoints J. HICKS LANIER, THOMAS C. CHUBB III and THOMAS E. CAMPBELL, and each of them, proxies, with full power of substitution, for and in the name of the executing shareholder(s), to vote all shares of the common stock of Oxford Industries, Inc. that the executing shareholder(s) would be entitled to vote if personally present at the Annual Meeting of Shareholders to be held on Tuesday, October 9, 2007, at 3:00 p.m., local time, at the offices of Oxford Industries, Inc., 222 Piedmont Avenue, N.E., Atlanta, Georgia 30308, and at any adjoumment or postponement thereof, upon the matters described in the accompanying Notice of Annual Meeting and Proxy Statement, receipt of which is acknowledged, and upon any other business that may property come before the meeting or any adjournment or postponement thereof. Said persons are directed to vote as indicated on the reverse side, and otherwise in their discretion upon any other business.

**THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" EACH OF THE DIRECTOR NOMINEES NAMED IN PROPOSAL 1, "FOR" PROPOSAL 2 AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING TO THE EXTENT PERMITTED UNDER APPLICABLE LAW.**

Please sign, date and retum this proxy immediately in the enclosed envelope, whether or not you plan to attend the annual meeting.

END